07028336

BVLGARI

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, November 15th, 2007

By International Courier UPS

SEC MAIL PROCESSING RECEIVED NOV 2007 WASH. D.C. SECTION 160

Bulgari File Number: **82-34836**

Please find enclosed for submission information required by Rule 12g3-2(b) the following documents:

- September 13th, 2007 – Consolidated Half Year report at 30 June 2007 + 1H2007 press release + slides
- September 16th, 2007 – press release containing information on compensation plans
- November 14th, 2007 – 3Q 2007 press release + slides (the Consolidated Quarterly report at September 30th, 2007 will be submitted to you once translated)
- November 15th, 2007 – Financial Calendar for the forthcoming year 2008

We also enclose herewith a copy of the financial statement as of December 31st, 2006 which has been left undelivered to you.

Please kindly note that all the above documents and press releases are published on a timely basis into the web site http://ir.bulgari.com/bulgarigroup/pressreleases/.

Best Regards,

PROCESSED
DEC 05 2007
THOMSON FINANCIAL

pp.
CostanzoRapone
Bulgari S.p.A.
General Counsel

Bulgari S.p.A.

2008 - Annual calendar of corporate events

The following are the giving the dates established for:

March 11th, 2008: Bulgari S.p.A. Board of Directors' Meeting called to approve the draft annual report of the Bulgari Group and Bulgari S.p.A. as at 31 December 2007 and proposed allocation of profits and the calling of a shareholders' meeting.

April 18th, 2008 (1st call): Ordinary Shareholders' Meeting for the approval of the consolidated annual report of the Bulgari Group and of Bulgari S.p.A. as at 31 December 2007 and proposed allocation of profits.

May 15th, 2008: Bulgari S.p.A. Board of Directors' Meeting for the approval of the consolidated financial statements as of March 31, 2008 (1st quarterly data).

August 29th, 2008: Bulgari S.p.A. Board of Directors' Meeting for the approval of the consolidated financial statements as of June 30, 2008 (half yearly report)

November 13th, 2008: Bulgari S.p.A. Board of Directors' Meeting for the approval of the consolidated financial statements as of September 30, 2008 (third quarterly data)

************** ***************

As a consequence of the above, Bulgari S.p.A. will avail itself of the right to be exonerated from publishing quarterly reports for periods ending at the end of each half-year, pursuant art. 82 of the regulation of issuers.

Dividends, if any, will be paid in accordance to the Trading calendar for Markets organized and managed by Borsa Italiana.

Subsequent changes to the information contained in this calendar will be communicates as soon as they are decided.

THE BVLGARI GROUP

Third Quarter and 9 Month 2007 Results

November 14th 2007

When printing the presentation please choose "Pure B/W" option

When printing the presentation please choose "Pure B/W" option

FINANCIAL HIGHLIGHTS Q3 2007 and 9 MONTHS 2007

EUR M.	Q3 2007	Q3 2006	DELTA Q3 07/06	9M 2007	9M 2006	DELTA 9M 07/06
REVENUES - REPORTED	**257,9**	239,0	**7,9%**	**745,6**	686,8	**8,6%**
REVENUES – AT CONST.FX			**12.9%**			**14.1%**
CONTRIBUTION MARGIN	**166,5**	154,7	**7,7%**	**478,0**	441,1	**8,4%**
% on Sales	***64.6%***	*64.7%*		***64.1%***	*64.2%*	
OPERATING PROFIT	**46,3**	42,3	**9,4%**	**108,0**	95,0	**13,6%**
% on Sales	***18.0%***	*17.7%*		***14.5%***	13.8%	
NET RESULT	**40,8**	34,1	**19,6%**	**99,1**	78,5	**26,3%**
% on Sales	***15.8%***	*14.3%*		***13.3%***	*11.4%*	

REVENUES
Q3 2007
DETAIL BY PRODUCT LINE

3

PRODUCT CATEGORY	THIRD QUARTER 2007		Q3 2007/Q3 2006	
			REPORTED	AT COMP.FX
	EUR M.	% ON TOTAL SALES	% GROWTH	
JEWELRY	105.3	40.8%	13.7%	18.8%
WATCHES	71.1	27.6%	-1.0%	4.3%
ACCESSORIES	19.5	7.6%	29.4%	37.8%
OTHER (incl. FR royalties)	1.8	0.7%	14.3%	-
JWA DIVISION	**197.7**	**76.7%**	**9.2%**	**14.6%**
PERFUME DIVISION	**54.7**	**21.2%**	**3.6%**	**7.6%**
OTHER	5.5	2.1%	5.7%	-
TOTAL	**257.9**	**100%**	**7.9%**	**12.9%**

REVENUES
9 MONTHS 2007
DETAIL BY PRODUCT LINE

4

PRODUCT CATEGORY	9 MONTHS 2007		9M 2007/9M 2006	
			REPORTED	AT COMP.FX
	EUR M.	% ON TOTAL SALES	% GROWTH	
JEWELRY	311.7	41.8%	14.5%	20.0%
WATCHES	203.5	27.3%	1.7%	8.1%
ACCESSORIES	60.1	8.1%	-4.0%	3.0%
OTHER (incl. FR royalties)	5.5	0.7%	12.1%	-
JWA DIVISION	**580.8**	**77.9%**	**7.6%**	**13.7%**
PERFUME DIVISION	**147.0**	**19.7%**	**11.7%**	**15.8%**
OTHER	17.8	2.4%	15.6%	-
TOTAL	**745.6**	**100%**	**8.6%**	**14.1%**

REVENUES
9 MONTHS 2007
BREAKDOWN BY PRODUCT LINE

5


OTHER 2%
PERFUME DIVISION 20%
JWA DIVISION 78%
ACCESSORIES 8%
OTHER 1%
WATCHES 27%
JEWELRY 42%

REVENUES
Q3 2007
DETAIL BY GEOGRAPHICAL AREA

6

GEOGRAPHICAL AREA	THIRD QUARTER 2007		Q3 2007/Q3 2006	
			REPORTED	AT COMP.FX
	EUR M.	% ON TOTAL SALES	% GROWTH	
EUROPE	101.7	39.5%	8.8%	-
Of which Italy	31.1	12.0%	5.5%	-
AMERICAS	42.6	16.5%	12.4%	20.4%
ASIA	102.2	39.6%	11.1%	20.7%
Of which Japan	56.3	21.8%	0.0%	9.2%
Of which rest of Asia	45.9	17.8%	28.6%	38.7%
MIDDLE EAST/ OTHER	11.4	4.4%	-27.7%	-
TOTAL	**257.9**	**100%**	**7.9%**	**12.9%**

REVENUES
9 MONTHS 2007
DETAIL BY GEOGRAPHICAL AREA

	9 MONTHS 2007		9M 2007/9M 2006	
			REPORTED	AT COMP.FX
GEOGRAPHICAL AREA	EUR M.	% ON TOTAL SALES	% GROWTH	
EUROPE	283.6	38.1%	10.2%	-
Of which Italy	95.2	12.8%	12.2%	-
AMERICAS	125.5	16.8%	16.5%	24.4%
ASIA	295.5	39.6%	6.1%	15.8%
Of which Japan	157.3	21.1%	-12.6%	-3.2%
Of which rest of Asia	138.2	18.5%	40.4%	49.2%
MIDDLE EAST/ OTHER	41.0	5.5%	-5.1%	-
TOTAL	**745.6**	**100%**	**8.6%**	**14.1%**

REVENUES
9 MONTHS 2007
BREAKDOWN BY GEOGRAPHICAL AREA


AMERICAS
17%
EUROPE
38%
ASIA
40%
MIDDLE EAST/OTHER
5%
JAPAN
21%
REST OF
ASIA
19%

GROUP P/L - EXTRACT

EUR M.	9M 2007	9M 2006	9M 2007/ 9M 2006 DELTA
REVENUES	**745.6**	686.8	**8.6%**
CONTRIBUTION MARGIN	**478.0**	441.1	**8.4%**
% on Sales	***64.1%***	*64.2%*	
VARIABLE SELLING EXPENSES	(33.6)	(29.1)	15.4%
PERSONNEL COSTS	(124.1)	(115.6)	7.4%
OTHER GENERAL EXPENSES	(105.4)	(97.5)	8.0%
AMORTIZATION AND DEPRECIATION	(30.0)	(28.3)	6.2%
ADVERTISING AND PROMOTION	(76.8)	(75.6)	1.7%
TOTAL OPERATING EXPENSES	**(370.0)**	(346.1)	**6.9%**
% on Sales	**49.6%**	50.4%	
EBIT	**108.0**	95.0	**13.6%**
% on Sales	***14.5%***	*13.8%*	
TOTAL FINANCIAL GAIN (LOSSES)	(0.2)	(0.6)	(62.0%)
CURRENT AND DEFERRED TAXES	(8.8)	(15.6)	(43.6%)
MINORITY INTEREST PROFIT	0.1	(0.4)	126.0%
NET PROFIT	**99.1**	78.5	**26.3%**
% on Sales	***13.3%***	*11.4%*	

CONTRIBUTION MARGIN EVOLUTION

Q3 Evolution


62,8%
64,5%
64,7%
64,6%
Q3 2004
Q3 2005
Q3 2006
Q3 2007

9 Months Evolution


62,9%
64,4%
64,2%
64,1%
9m 2004
9m 2005
9m 2006
9m 2007

EXPENSE ANALYSIS

11

	9 M 2007 EUR M.	9 M 2006 EUR M.	9 M 07/ 9 M 06 DELTA EUR M.	9 M 07/ 9 M 06 DELTA %
VARIABLE SELLING EXPENSES	**(33.6)**	(29.1)	4.5	**15.4%**
of which:				
• Agency and Logistic Fees	(7.4)	(6.0)	1.4	23.3%
• Sales Commissions	(5.7)	(4.3)	1.4	32.6%
• Custom duties and other	(7.5)	(6.6)	0.9	13.6%
PERSONNEL EXPENSES	**(124.1)**	(115.6)	8.6	**7.4%**
• *Headcount (Average)*	*3,225*	*2,943*	*282*	*9.6%*
OTHER GENERAL EXPENSES	**(105.4)**	(97.5)	7.9	**8.0%**
of which:				
• Rent	**(45.4)**	(40.1)	5.3	13.2%
AMORTIZATION AND DEPRECIATION	**(30.0)**	(28.3)	1.7	**6.2%**
Of which:				
• Furniture, Office Equipments and Fittings	(8.6)	(7.5)	1.1	15.2%
• Intangible (Patents and Intellectual Property)	(5.0)	(4.0)	1.0	25.7%
TOTAL EXPENSES BEFORE ADVERTISING AND PROMOTION	**(293.2)**	(270.6)	22.6	**8.4%**

ADVERTISING AND PROMOTION

12

INVESTEMENTS IN EUR M. AND AS A % ON REVENUES



102
76
81
96
116
113
76
+2%
77
2001
2002
2003
2004
2005
2006
9m 2006
9m 2007
13.4%
9.9%
10.6%
11.6%
12.7%
11.2%
11.0%
10.3%
% On tot.revenues

2007, 2006, 2005 and 2004 IFRS compliant

13

CASH FLOW

EUR M.	SEPTEMBER 2005	SEPTEMBER 2006	SEPTEMBER 2007
NET RESULT	55.3	78.5	**99.1**
DEPRECIATION & AMORTIZATION	26.0	28.4	**30.1**
CASH FLOW from P&L	81.3	106.8	**129.2**
CHANGE in WORKING CAPITAL	(100.9)	(84.7)	**(100.2)**
CASH FLOW from OPERATING ACTIVITY	(19.7)	22.1	**29.0**
NEW INVESTMENTS (Incr) / Decr DISINVESTMENTS OTHER L/T ASSETS & L. (Incr.)/Decr	(48.6) - (0.7)	(47.4) - 14.6	**(57.7)** **8.9** **1.0**
TOTAL CASH FLOW	(68.9)	(10.7)	**(18.8)**
DIVIDENDS **OTHER CHANGES IN EQUITY**	(65.4) (12.1)	(74.5) (4.7)	**(86.9)** **(24.1)**
EQUITY Incr./(Decr.)	(77.5)	(79.2)	**(110.9)**
NET DEBT AT BEGINNING OF PERIOD **NET DEBT AT THE END OF PERIOD**	13.0 159.4	49.9 139.8	**46.9** **176.6**
NET INDEBTEDNESS Incr./(Decr.)	146.4	89.9	**129.7**

14

NET WORKING CAPITAL

EUR. M	30.09.05	30.09.06	**30.09.07**
RECEIVABLES	135.1	149.8	**157.7**
INVENTORY	520.9	558.3	**617.2**
PAYABLES	(95.2)	(108.1)	**(129.6)**
OTHER RECEIVABLES AND PAYABLES	5.1	(1.4)	**7.3**
TOT NWC	565.9	598.6	**652.6**

CAPITAL EXPENDITURE

15

EUR M.	9M 2005	9M 2006	**9M 2007**
TANGIBLE	22.1	33.7	**43.2**
INTANGIBLE Excluding Goodwill Including Key Money	21.2	9.2	**15.8**
TOTAL	43.3	42.9	**59.0**

RETAIL NETWORK EVOLUTION

16

	2004	2005	2006	30.06.07	**30.09.07**	**END 2007 (e)**
DOS BOUTIQUES	107	117	133	136	**140**	
FRANCHISEES	38	42	41	42	**42**	
TRAVEL RETAIL AND WHOLESALE STORES	49	48	54	54	**54**	**ABOUT 250**
TOTAL STORES	194	207	228	232	**236**	**Main geo areas China, US**
Of which:						
Accessory only and Twin Stores	0	2	8	13	**15**	

17

CAPEX 2007: PROJECTS

	SELECTED STORE OPENINGS AND RENOVATIONS	LOCAL HQ RELOCATIONS	VERTICAL INTEGRATION
9M 2007	NEW YORK 5 th AVENUE NEW YORK MADISON AVENUE BEIJING MITSUKOSHI CHENGDU REHNE SPRING GENTA PARIS RUE DE LA PAIX LUGANO	TAIPEI PARIS MUNICH NEW YORK SEOUL BEIJING	SAP IN CROVA
Q4 2007	CONDOTTI ACCESSORY STORE OMOTESANDO GINZA PANAMA GENTA SHANGHAI PLAZA 66 GENTA GENEVA	MADRID TOKYO	GENTA FACTORY CADRAN FACTORY

18

BALANCE SHEET HIGHLIGHTS

EUR M.


GEARING
26%
20%
24%
621
686
731
-159
-140
-177
30.09.05
30.09.06
30.09.07
NET EQUITY
NET CASH

ANNEX

BULGARI VERTICAL INTEGRATION IN MANUFACTURING

	PRODUCTION PHASE	JEWELRY	WATCHES	ACCESSORIES SILK-LEATHER	PERFUMES	EYEWEAR
GROWING DEGREE OF UPSTREAM VERTICAL INTEGRAT.	PRODUCT CONCEPT	INTERNAL	INTERNAL	INTERNAL	INTERNAL	INTERNAL
	DESIGN PROTOTYPING	INTERNAL	INTERNAL	INTERNAL	INTERNAL	INTERNAL IN COOP WITH LUXOTTICA
	PURCHASE OF RAW MATERIALS COMPONENTS	INTERNAL LLD JV 50% DIAMONDS SINCE 2004	INTERNAL	TO BECOME PARTIALLY INTERNAL FOR BOTH LLG AND SLG*	INTERNAL	LICENSED TO LUXOTTICA
NEW OPERATIONS	MANUFACTURING	HIGH JEWELRY - INTERNAL EXPANSION BULGARI ATELIER - ROME BASIC JEWELRY - INTERNAL CROVA 100% OWENERSHIP SINCE 2004	COMPONENTS - INTERNAL - DIALS AND INDEXES — CADRANS 50% SINCE 2005 - BRACELETS — PRESTIGE D'OR 51% SINCE 2005 - HIGH-END MOVEMENTS AND COMPLICATIONS — ROTH & GENTA 100% SINCE 2000 ASSEMBLY - INTERNAL	BUL.ACCESSORIES 100% TO BECOME PARTIALLY INTERNAL FOR BOTH LLG AND SLG*	NONE	
	QUALITY CONTROL	INTERNAL	INTERNAL	INTERNAL	INTERNAL	
OUT SOURCING	OUTSOURCED PRODUCTION PHASES	SELECTED PRODUCTION STAGES REMAIN OUTSOURCED TO EXTERNAL LABORATORIES TO GRANT FLEXIBILITY AND TO ALLOW FOR GREATER VOLUMES	COMPONENTS: • BASIC MOVEMENTS - CASES	100% MANUFACTURING OF SILK GOODS --- PARTIAL MANUFACTURING OF SLG, LLG*	BOTTLING AND PACKAGING	100% PRODUCED BY LUXOTTICA

*= LARGE LEATHER GOODS, SMALL LEATHER GOODS

All 2007, 2006, 2005 and 2004 figures are IAS-IFRS compliant

Previous years' figures were not restated and are Italian GAAP

QUESTIONS & ANSWERS

BULGARI CORPORATE WEBSITE
http://www.bulgari.com
For more information about the the Bulgari products please join the dedicated mailing list.

BULGARI INVESTOR RELATIONS WEBSITE
http://ir.bulgari.com
In order to receive updates via e-mail on the quarterly results releases, please add your name and e-mail address to the Alerting Service.

Disclaimer

This document is for institutional investors only and is not available to private customers. This document is being supplied to a limited number of recipients and it may not be distributed, published or reproduced in whole or in part or disclosed by recipients to any other person.
Under no circumstances shall this document constitute an offer to sell, an invitation to acquire or the solicitation of an offer to buy securities in any jurisdiction.

Each investor contemplating purchasing securities issued by Bulgari S.p.A or any of its subsidiaries should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of Bulgari S.p.A or any of its subsidiaries and should carefully consider the high risks involved in purchasing these securities.

This document contains certain forward looking statements and key financial goals which reflect management's current views, estimates, and objectives. The forward looking statements and key financial goals involve certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements and key financial goals.

Potential risks and uncertainties include, amongst other things, internal, industry and external factors, such as general economic conditions

BULGARI FILE NUMBER: 82-34836

BVLGARI

Bulgari Group: revenues continue to grow in the third quarter 2007

- **Turnover: 258 million Euro (+13% at comparable exchange rates, +8% at current exchange rates)**
- **Gross margin: 64.6% vs. 64.7% in 2006**
- **Operating profit: 46 million Euro (+9%)**
- **Net profit: 41 million Euro (+20%)**

Rome, November 14th 2007 – The Board of Directors of Bulgari S.p.A. approved today the consolidated financial statements for the Bulgari Group's third quarter 2007, which highlight a **turnover** of 258 million Euro increased by 13% at comparable exchange rates (+8% at current exchange rates) in comparison to the same period of last year. In the first nine months of the year turnover increased by 14% at comparable exchange rates (+9% at current exchange rates) from 687 to 746 million Euro.

All the variations reported below are expressed at comparable exchange rates unless noted otherwise.

Revenues by product categories

In the period July – September 2007 Jewellery, core business of the Company, registered once again a significant sales increase (+19% compared to the third quarter 2006), which led to a 20% growth in the first nine months of the year.

Watches posted a 4% increase in the quarter and an 8% increase in the first nine months. This performance has been affected in the year by shortages in sourcing some technical components, which resulted in losses of production volume. The Company intends to further strengthen its vertical integration in manufacturing during the next months, which will help to overcome this difficulty.

Accessories turnover registered a 38% growth in the quarter, also thanks to the success of the Fall/Winter collection, thus recovering the performance posted in the first six months and leading to a 3% cumulative increase in the first nine months.

Finally, Perfumes sales rose as well (+8% in the quarter, +16% in the nine months).

Revenues by geographical area

Breaking down the performance by geographical areas, Europe registered a 9% increase in the quarter and a 10% increase in the nine months thus confirming a very strong demand trend. Americas continued to register a very robust growth as well (+20% in the quarter and +24% in the nine months), while Japan, after some negative quarters, registered for the first time in the year a turnaround with a 9% sales increase which led to a cumulated –3% in the nine months. In the rest of Asia the very strong growth trend continued with a 39% increase in the quarter and a 49% increase in the nine months.

Profit & Loss highlights

Gross margin went from 155 million Euro in the third quarter 2006 to 167 million Euro in the third quarter 2007 with a 8% increase. The percentage ratio on turnover remained substantially stable (64.6% vs. 64.7% in 2006). In the nine months gross margin increased by 8% thus going from 441 to 478 million Euro with a 64.1% ratio on turnover (64.2% in the first nine months of 2006).

Total operating costs in the quarter went from 112 to 120 million Euro (+7%): the expected personnel costs increase (+14%) is worth to be mentioned and is due to new recruitments in

BVLGARI

anticipation of the opening of three flagship stores in October/November 2007 (the Accessory store in Rome, Via Condotti, the Bulgari Ginza Tower and the complex of Omotesando in Tokyo). In the nine months total operating costs increased by 7% and reached 370 million Euro (346 million Euro in the first nine months of 2006). Among the variations, the increased sales expenses (+15%) must be underlined, while the advertising and promotional expenses rose only 2% (+6% at comparable exchange rates).

Operating profit was 46 million Euro in the quarter (+9% compared to 42 million Euro in the same quarter of 2006) and 108 million Euro in the first nine months (+14% compared to 95 million Euro registered in the first nine months of 2006) with a 14.5% ratio on turnover (13.8% in the first nine months of 2006).

Net profit was 41 million Euro compared to 34 million Euro in the third quarter 2006 (+20%) with a 16% ratio on turnover (14% in the third quarter 2006). In the nine months net profit went from 78 to 99 million Euro, registering a 26% growth. This improvement was also due to the results of hedging transactions on exchange rates and precious metals made by the Company and reported as financial incomes.

Balance sheet highlights

Financial net indebtedness of the Group as of 30.09.2007 was 177 million Euro compared to 140 million Euro as of 30.09.2006 and to 47 million Euro as of 31.12.2006.

The increase of the debt in the first nine months, compared to the end of 2006, is in line with the seasonality of the business and is influenced by dividend distribution in May of 87 million Euro and by the acceleration of the investments for 2007.

In accordance with the plans previously announced, in fact, in the first nine months investments in tangible and intangible assets were 59 million Euro, increased by 37% compared to 43 million Euro in the same period of last year.

As of September 30th 2007 the total number of Bulgari Group stores was 236, of which 140 were directly owned stores.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: *"I am very satisfied with the excellent results of the first nine months of the year and with the outstanding sales trend registered in October. Therefore I am convinced that - in presence of a good sales performance in the coming holiday season and in absence of extraordinary events- the Bulgari Group can achieve a growth for revenues at comparable exchange rates and net profits of about 12% in the full year 2007."*

Bulgari is one of the global players on the luxury market. In 2006 the Group posted a turnover of 1,010.4 million Euro. With a market capitalization of over 3 billion Euro, Bulgari relies on a stores network in the most exclusive shopping areas in the world and on selected distributors.

Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange.

The manager responsible for preparing the company's financial reports, Alberto Nathansohn, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this press release faithfully represent the Company financial results, as well as its books and accounting records.

BVLGARI

BULGARI GROUP – PROFIT&LOSS NINE MONTHS

EUR M.	9M 2007	9M 2006	DELTA 9M 07/9M 06
REVENUES	745.6	686.8	8.6%
EBIT	108.0	95.0	13.6%
EBIT ON SALE	*14.5%*	*13.8%*	
NET PROFIT	99.1	78.5	26.3%
NET PROFIT ON SALE	*13.3%*	*11.4%*	

BULGARI GROUP – PROFIT&LOSS THIRD QUARTER

EUR M.	Q3 2007	Q3 2006	DELTA Q3 07/Q3 06
REVENUES	257.9	239.0	7.9%
EBIT	46.3	42.3	9.4%
EBIT ON SALE	*18.0%*	*17.7%*	
NET PROFIT	40.8	34.1	19.6%
NET PROFIT ON SALE	*15.8%*	*14.3%*	

BULGARI GROUP – REVENUES BY PRODUCT CATEGORY – 9M

	9M 2007		9M 07/ 9M 06		9M 06/ 9M 05	
REVENUES BY PRODUCT CATEGORY	EUR M.	% On Revenues	% REPORTED	% COMP. FX	% REPORTED	% COMP. FX
Jewels	311.7	41.8%	14.5%	20.0%	9.1%	10.2%
Watches	203.5	27.3%	1.7%	8.1%	16.4%	17.3%
Accessories	60.1	8.1%	-4.0%	3.0%	14.5%	16.6%
Other (incl. FR royalties)	5.5	0.7%	12.1%	-	16.2%	-
JWA Division	**580.8**	**77.9%**	7.6%	13.7%	12.4%	13.6%
PARFUM Division	**147.0**	**19.7%**	11.7%	15.8%	14.3%	15.0%
OTHER	**17.8**	**2.4%**	15.6%	-	28.6%	-
TOTAL	**745.6**	**100%**	**8.6%**	**14.1%**	**13.1%**	**14.1%**

BULGARI GROUP – REVENUES BY GEO AREA – 9M

	9M 2007		9M 07/ 9M 06		9M 06/ 9M 05	
REVENUES BY GEO AREA	EUR M.	% On Revenues	% REPORTED	% COMP. FX	% REPORTED	% COMP. FX
EUROPE	**283.6**	**38.1%**	10.2%	-	13.9%	-
Of which Italy	95.2	12.8%	12.2%	-	-1.1%	-
AMERICAS	**125.5**	**16.8%**	16.5%	24.4%	18.0%	16.8%
ASIA	**295.5**	**39.6%**	6.1%	15.8%	10.1%	12.3%
Of which Japan	157.3	21.1%	-12.6%	-3.2%	15.9%	21.2%
Of which rest of Asia	138.2	18.5%	40.4%	49.2%	0.8%	-1.1%
MIDDLE EAST/OTHER	**41.0**	**5.5%**	-5.1%	-	16.7%	-
TOTAL	**745.6**	**100%**	**8.6%**	**14.1%**	**13.1%**	**14.1%**

BULGARI FILE NUMBER: 82-34836

BVLGARI

BULGARI GROUP – REVENUES BY PRODUCT CATEGORY – 3Q

	3Q 2007		3Q 07/ 3Q 06		3Q06/ 3Q 05	
REVENUES BY PRODUCT CATEGORY	EUR M.	% On Revenues	% REPORTED	% COMP. FX	% REPORTED	% COMP. FX
Jewels	105.3	40.8%	13.7%	18.8%	7.7%	9.7%
Watches	71.1	27.6%	-1.0%	4.3%	12.8%	14.6%
Accessories	19.5	7.6%	29.4%	37.8%	-18.2%	-16.4%
Other (incl. FR royalties)	1.8	0.7%	14.3%	-	19.6%	-
JWA Division	**197.7**	**76.7%**	9.2%	14.6%	6.9%	10.1%
PARFUM Division	**54.7**	**21.2%**	3.6%	7.6%	18.4%	19.3%
OTHER	**5.5**	**2.1%**	5.7%	-	24.7%	-
TOTAL	**257.9**	**100%**	**7.9%**	**12.9%**	**9.6%**	**11.2%**

BULGARI GROUP – REVENUES BY GEO AREA – 3Q

	3Q 2007		3Q 07/ 3Q 06		3Q 06/ 3Q 05	
REVENUES BY GEO AREA	EUR M.	% On Revenues	% REPORTED	% COMP. FX	% REPORTED	% COMP. FX
EUROPE	**101.7**	**39.5%**	8.8%	-	10.1%	-
Of which Italy	31.1	12.0%	5.5%	-	-14.0%	-
AMERICAS	**42.6**	**16.5%**	12.4%	20.4%	26.1%	30.1%
ASIA	**102.2**	**39.6%**	11.1%	20.7%	3.5%	7.6%
Of which Japan	56.3	21.8%	0.0%	9.2%	-2.3%	4.2%
Of which rest of Asia	45.9	17.8%	28.6%	38.7%	14.2%	13.6%
MIDDLE EAST/OTHER	**11.4**	**4.4%**	-27.7%	-	9.5%	-
TOTAL	**257.9**	**100%**	7.9%	12.9%	9.6%	11.2%

Source: Bulgari S.p.A. – Not audited preliminary results.

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://ir.bulgari.com

BVLGARI

BULGARI FILE NUMBER: 82-34836

GRUPPO BULGARI
CONSOLIDATED FINANCIAL STATEMENT
€/000

	30 september 2007	31 december 2006
Property, plant and equipment	128.634	113.472
Intangible assets	104.062	96.224
Investiments and other non current financial activities	36.854	42.609
Other non current assets	30.667	32.099
NON CURRENT ASSETS	**300.217**	**284.404**
NON CURRENT ASSETS HELD FOR SALES	**-**	**-**
Inventories	617.167	528.934
Receivables	157.675	187.020
Other current assets	64.003	52.308
Cash and cash equivalent	34.833	39.792
CURRENT ASSETS	**873.678**	**808.054**
TOTAL ASSETS	**1.173.895**	**1.092.458**
Shareholders' equity for the Group	726.845	734.875
Net equity of minority Shareholders	4.281	8.080
Total Shareholders' equity	**731.126**	**742.955**
Employees' leaving entitlement and other personnel provisions	16.000	15.146
Provisions for risk and charges	5.760	6.831
Other non current liabilities	24.834	25.620
Non current financial bank debts	32.097	34.156
NON CURRENT LIABILITIES	**78.691**	**81.753**
NON CURRENT LIABILITIES HELD FOR SALES	**-**	**-**
Trade payables	129.571	159.754
Other current liabilities	52.306	53.941
Current bank financial debts	182.201	54.055
CURRENT LIABILITIES	**364.078**	**267.750**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1.173.895**	**1.092.458**

BVLGARI

GRUPPO BULGARI
CONSOLIDATED INCOME STATEMENT

€/000	30 september 2007	30 september 2006
Total net revenues	**745.618**	**686.813**
Cost of sales	(267.623)	(245.675)
Total contribution margin	**477.995**	**441.138**
	64,1%	**64,2%**
- Personnel costs	*(124.142)*	*(115.584)*
- Variable selling expenses	*(33.617)*	*(29.142)*
- General expenses	*(105.370)*	*(97.526)*
- Advertising and promotional expenses	*(76.817)*	*(75.554)*
- Amortization and depreciation	*(30.050)*	*(28.300)*
Net operating expenses	*(369.996)*	*(346.106)*
Operating profit	**107.999**	**95.032**
	14,5%	**13,8%**
- Financial gains (losses)	*(7.686)*	*(6.886)*
- Foreign exchange gain (losses)	*7.470*	*6.413*
Total financial gains (losses)	*(216)*	*(473)*
Revaluation (devaluation) of financial assets	-	*(91)*
Net result before taxes	**107.783**	**94.468**
Current and deferred taxes	(8.789)	(15.583)
Net result	**98.994**	**78.885**
of which:		
Minority interest profit	(113)	434
Group Share of Net result	**99.107**	**78.451**
	13,3%	**11,4%**
Earning per share (in Euros)	**0,33**	**0,26**
Number of shares on which the calculation is based	299.892.310	298.133.974
Diluted earning per share (in Euros)	**0,33**	**0,26**
Number of shares on which the calculation is based	304.302.137	302.833.003

BULGARI FILE NUMBER: 82-34836

16/9/2007

Information on compensation plans submitted to the relevant board of Bulgari S.p.A. for their implementation prior to 1 September 2007 pursuant to article 84 bis of issuers regulations.

This document contains a series of information, as required by the law cited above, on the stock option plans submitted to the decision of the Board of Directors of Bulgari S.p.A. (hereinafter the "Company") prior to 1 September 2007 and the corresponding outstanding options assigned and not yet exercised by their recipients (hereafter the "Plans").

Recipients

The Shareholders' Meetings of 10 April 1996 and 29 April 2003 approved two capital increases with the issue of up to 16,720,000 ordinary shares (whose nominal value is equal to that of outstanding shares) reserved for the exercise of the right to subscribe options assigned to Company and Group managers. The beneficiaries of such Plans are identified among the Italian and foreign managers who hold positions equivalent to that of manager, including members of Top Management who have regular access to privileged information and have the power to make management decisions that may have an impact on the development and future course of Bulgari S.p.A. and the directors of its direct or indirect subsidiaries (hereinafter the "Subsidiaries").

The members of Top Management are: Francesco Trapani (Chief Executive Officer), Alessandro Bogliolo (Jewellery, Watches, and Accessories Division Executive Vice President), Flavia Spena (Human Resources and Organisation Executive Vice President), Alberto Nathansohn (Chief Finance Officer), Silvio Ursini (Brand image & creative services Executive Vice President), and Paolo Alberti (Perfumes and Licenses Division Executive Vice President).

Mr Francesco Trapani, Bulgari S.p.A.'s Chief Executive Officer, is likewise the recipient of four stock option plans as per the resolutions adopted by the company's Shareholders' Meetings of 10 April 1996, 30 April 1998, 29 April 2002, and 28 April 2005, and later amendments, that also approved the capital increases through the issue of up to 7,080,000 newly issued ordinary shares (nominal value equal to that of outstanding shares) reserved for the exercise of the right to subscribe options on ordinary shares.

The ownership of options by employees who currently hold directorship positions in Bulgari S.p.A. subsidiaries does not derive from their appointment to such positions, but exclusively from the managerial functions that they perform within the Group. In detail, the options that they own: (i) were not assigned at the same time that the beneficiaries were appointed as directors and (ii) they continue to be valid and effective regardless of whether the beneficiaries continue to perform the functions of directors.

In view of the above, it would be misleading to give a list of the names of the option beneficiaries that are also directors of subsidiary companies, since the beneficiaries of such options do not perform strategic and managerial roles different from other beneficiaries who are instead subject to aggregate reporting by category given that they are not members of the boards of directors.

Included below are the tables containing information on the Plans.

BULGARI FILE NUMBER: 82-34836

Reasons for adopting the Plans

The objective of the Plans is to provide incentives and encourage the medium/long-term loyalty of such managers within the Company and other companies belonging to the Group, as identified above, who directly participate in the achievement of the Company's business objectives. This incentives system was also adopted in favour of the Company's Chief Executive Officer.

Approval procedure and timetable for assigning the options

The Shareholders' Meeting adopts a resolution for a paid-in capital increase, in one or more instalments, through the issue of new ordinary shares, reserved for Company and Group employees, as well as the Company's Chief Executive Officer. On the occasion of these increases, the Shareholders' Meeting confers to the Board of Directors all powers to implement the resolution, with the faculty of mandating its Chairman and/or the Chief Executive Officer, even separately. These powers include, without limitation, the faculty to determine when to assign the options within the established timetable, to determine the quantity of options to assign, even in several instalments, the start date from which the options are eligible for exercise, the exercise of options not yet exercised or not yet eligible for exercise at the time, if any, that the employee or the Chief Executive Officer ends his relationship with the Company for any reason, changes in case of a modification in pension or tax law or in any case significant to the implementation of the stock option plan.

The Board of Directors, and on its behalf also its Chairman and/or the Chief Executive Officer, even separately, is also conferred the power to determine the share issuance price upon assignment of the options: (i) as for the Plans reserved for Company and Group employees, it is based on the arithmetical average of the official stock market prices in the month before the options assignment date (so-called "normal value" pursuant to article 9 of the Consolidated Law on Income Taxes) and (ii) as for the Executive Director, it is the higher of the so-called "normal value" as above and the price determined by the Board based on the Company's net equity in the most recently approved financial statements before the options assignment date, also taking into account the share price performance in the last six months.

The Human Resources and Organisation Department of Bulgari S.p.A. coordinates management of the Plans while Unione Fiduciaria S.p.A. provides fiduciary services based on a separate mandate signed at the time the assignment is accepted.

Several Extraordinary Shareholders' Meetings of Bulgari S.p.A. adopted resolutions for capital increases with exclusion of option rights that have made financial instruments available for the different Plans.

The Remuneration Committee submits to the Board of Directors the features and implementation procedures for the Plans reserved for the Executive Directors, while the Chief Executive Officer or the Chairman of the Board, acting on the proposal of the Human Resources and Organisation Department of Bulgari S.p.A. and taking into account the guidelines set by the Remuneration Committee, submits to the Board of Directors the features and implementation procedures for the Plans reserved for Company and Group employees.

Option features

The options confer the beneficiaries the right to acquire Bulgari S.p.A. ordinary shares, cum coupon, effective from the beginning of the financial year underway at the issuance date.

The effective implementation period for the Plans (i.e. the Assignment Date by the relevant board) and their termination date (i.e. the last assignment day of options by the relevant board) are reported in the attached table.

The assignment timetable, broken down by fiscal year, is reported below.

Fiscal year	No. of options assigned to Company and Group employees	No. of options assigned to members of Top Management	No. of options assigned to the Company's Executive Director
2007	536,000	380,000	600,000
2006	577,000	417,000	600,000
2005	664,000	406,500	600,000
2004	587,000	400,000	600,000
2003	840,000	530,000	1,200,000
2002	614,500	295,000	-
2001	495,000	296,000	400,000
2000	528,850	196,000	400,000
1999	452,000	263,000	400,000
1998	788,000	833,200	760,000
1997	724,000	754,720	760,000
1996	1,072,800	1,961,320	760,000

The assigned options are not transferable, except as prescribed for successors as specified below, and they may not be put up as liens or subject to other disposals or constraints in favour of third parties, in compliance with law or otherwise; moreover they may not be subject to execution or preventive measures by third parties, under penalty of immediate cancellation of the options.
The termination of the employment relationship for any reason other than death, permanent disability, and retirement (including early retirement with incentives) which arises prior to the time the assigned options are exercised or become eligible for exercise, automatically causes the cancellation of the option, with no right of compensation or reimbursement of any kind in favour of the beneficiary. The beneficiary's transfer to another Bulgari Group company does not cause the cancellation of the options. If the termination of the employment relationship occurs by voluntary resignation or dismissal for any objective justified reason, the beneficiary and his successors have the right to exercise the options that have already become eligible for exercise at that date in which the resignation is handed in or the dismissal notice received, provided that this occurs within three months from the employment relationship termination date, after which even these options are considered cancelled. The Company reserves the right to change or annul the assignment of options (limited to those not exercised) if, due to changes in pension and tax laws or any other laws,

implementation of the Plans were to burden the Company with pension, tax or any other charges other than those existing at the time of the assignment.
The assigned options confer the beneficiary the right to underwrite each share at an issuance price determined by the arithmetical average of the official prices of Bulgari S.p.A. shares in the month before the assignment date as reported on the Mercato Telematico Azionario (screen-based market) of Borsa Italiana S.p.A. The options expire five years and six months from the maturity date set for the individual tranches. The shares may not be sold if they do not have the same rights as the shares traded on the Borsa Italiana S.p.A. screen-based market.
The Board of Directors reserves the right to make the most appropriate decisions within the scope of the mandate received in the case of capital transactions that during the options exercise period change the number of shares issued, with the aim of limiting, to the extent possible, any damage suffered by the option beneficiaries.

BULGARI FILE NUMBER: 82-34836

16/9/2007

		Table 2							
		Options							
		Section 1							
Name or category	Title		description	Number of the shares below options assigned but not yet exercised	Number of shares below options to be assigned and not exercised	Date of the board of directors resolving upon assignment *	Exercise price	Exercise price	Options term
Francesco Trapani	CEO	30.04.1998	Bulgari shares	0	200.000	02/05/2000	€ 11,58	€ 11,85	31.12.2007
Francesco Trapani	CEO	30.04.1998	Bulgari shares	0	200.000	16/10/2001	€ 7,99	€ 8,38	31.12.2008
Francesco Trapani	CEO	29.04.2002	Bulgari shares	0	300.000	14/05/2003	€ 4,35	€ 4,40	31.12.2008
Francesco Trapani	CEO	29.04.2002	Bulgari shares	0	600.000	14/05/2003	€ 4,35	€ 4,40	31.12.2009
Francesco Trapani	CEO	29.04.2002	Bulgari shares	0	300.000	14/05/2003	€ 4,35	€ 4,40	31.12.2010
Francesco Trapani	CEO	29.04.2002	Bulgari shares	0	300.000	24/05/2004	€ 7,81	€ 7,65	31.12.2010
Francesco Trapani	CEO	29.04.2002	Bulgari shares	0	300.000	24/05/2004	€ 7,81	€ 7,65	31.12.2011
Francesco Trapani	CEO	28.04.2005	Bulgari shares	0	300.000	23/05/2005	€ 8,61	€ 8,61	31.12.2011
Francesco Trapani	CEO	28.04.2005	Bulgari shares	0	300.000	23/05/2005	€ 8,61	€ 8,61	31.12.2012
Francesco Trapani	CEO	28.04.2005	Bulgari shares	0	300.000	30/06/2006	€ 8,58	€ 8,87	31.12.2012
Francesco Trapani	CEO	28.04.2005	Bulgari shares	300.000	0	30/06/2006	€ 8,58	€ 8,87	31.12.2013
Francesco Trapani	CEO	28.04.2005	Bulgari shares	300.000	0	20/06/2007	€ 11,66	€ 11,71	31.12.2013
Francesco Trapani	CEO	28.04.2005	Bulgari shares	300.000	0	20/06/2007	€ 11,66	€ 11,71	31.12.2014

* the assignment is made by means of a letter signed by the Chairman of the Board, thereto delegated by the Board

** Market price is the price of the Bulgari share at the closing of the day in which the options are assigned.

BULGARI FILE NUMBER: 82-34836

16/9/2007

Table 2
Options
Section 1

Name or category	Title	Date of the shareholder's meeting **	description	Number of the shares below options assigned but not yet exercised	Number of shares below options to be assigned and not exercised	Date of the board of directors resolving upon assignment *	Exercise price	Market price ***	Options term
	Alta Direzione	10 04 1996	Bulgari shares	0	25 600	30/06/1998	€ 5,40210	na	31.12 2007
Top Management	Top Management	10 04 1996	Bulgari shares	0	45 000	02/05/2000	€ 11,58	€ 11,85	31 12.2009
Top Management	Top Management	10.04 1996	Bulgari shares	0	45.000	02/05/2000	€ 11,58	€ 11,85	31.12.2008
Top Management	Top Management	10.04 1996	Bulgari shares	0	50 000	02/05/2000	€ 11,58	€ 11,85	31 12.2007
Top Management	Top Management	10 04 1996	Bulgari shares	0	32 000	16/10/2001	€ 7,99	€ 8,38	31 12.2010
Top Management	Top Management	10 04 1996	Bulgari shares	0	32 000	16/10/2001	€ 7,99	€ 8,38	31.12.2009
Top Management	Top Management	10 04.1996	Bulgari shares	0	32.000	16/10/2001	€ 7,99	€ 8,38	31 12.2008
Top Management	Top Management	10 04 1996	Bulgari shares	0	32 000	16/10/2001	€ 7,99	€ 8,38	31.12.2007
Top Management	Top Management	10 04 1996	Bulgari shares	0	16.250	21/10/2002	€ 3,52	€ 4,00	31.12.2011
Top Management	Top Management	10 04 1996	Bulgari shares	0	16 250	21/10/2002	€ 3,52	€ 4,00	31.12.2010
Top Management	Top Management	10.04 1996	Bulgari shares	0	16 250	21/10/2002	€ 3,52	€ 4,00	31.12.2009
Top Management	Top Management	10.04 1996	Bulgari shares	0	16.250	21/10/2002	€ 3,52	€ 4,00	31.12.2008
Top Management	Top Management	10 04 1996 - 29 04 2003	Bulgari shares	0	65 000	14/05/2003	€ 4,35	€ 4,40	31.12 2012
Top Management	Top Management	10 04 1996 - 29 04.2003	Bulgari shares	0	25 000	14/05/2003	€ 4,35	€ 4,40	31.12.2011
Top Management	Top Management	10 04 1996 - 29 04 2003	Bulgari shares	0	25.000	14/05/2003	€ 4,35	€ 4,40	31.12.2010
Top Management	Top Management	10.04 1996 - 29 04 2003	Bulgari shares	0	25 000	14/05/2003	€ 4,35	€ 4,40	31 12.2009
Top Management	Top Management	10 04.1996 - 29 04 2003	Bulgari shares	75.000	0	24/05/2004	€ 7,81	€ 7,65	31.12.2013
Top Management	Top Management	10 04 1996 - 29 04 2003	Bulgari shares	0	75 000	24/05/2004	€ 7,81	€ 7,65	31.12.2012
Top Management	Top Management	10 04 1996 - 29 04 2003	Bulgari shares	0	30.000	24/05/2004	€ 7,81	€ 7,65	31.12.2011
Top Management	Top Management	10.04 1996 - 29 04 2003	Bulgari shares	0	30 000	24/05/2004	€ 7,81	€ 7,65	31.12.2010
Top Management	Top Management	10 04 1996 - 29 04 2003	Bulgari shares	77 500	0	23/05/2005	€ 8,61	€ 8,61	31.12.2014
Top Management	Top Management	10.04 1996 - 29 04 2003	Bulgari shares	77.500	0	23/05/2005	€ 8,61	€ 8,61	31 12 2013
Top Management	Top Management	10 04 1996 - 29 04 2003	Bulgari shares	0	85 750	23/05/2005	€ 8,61	€ 8,61	31.12.2012
Top Management	Top Management	10 04 1996 - 29 04 2003	Bulgari shares	0	28.250	23/05/2005	€ 8,61	€ 8,61	31.12.2011
Top Management	Top Management	10 04 1996 - 29 04 2003	Bulgari shares	93 750	0	30/06/2006	€ 8,58	€ 8,87	31.12.2015
Top Management	Top Management	10.04 1996 - 29 04 2003	Bulgari shares	93 750	0	30/06/2006	€ 8,58	€ 8,87	31.12.2014
Top Management	Top Management	10 04 1996 - 29 04 2003	Bulgari shares	93.750	0	30/06/2006	€ 8,58	€ 8,87	31.12.2013
Top Management	Top Management	10 04 1996 - 29 04 2003	Bulgari shares	0	93.750	30/06/2006	€ 8,58	€ 8,87	31 12.2012
Top Management	Top Management	10 04 1996 - 29 04 2003	Bulgari shares	20 000	0	20/06/2007	€ 11,66	€ 11,71	31.12.2016
Top Management	Top Management	10 04 1996 - 29 04 2003	Bulgari shares	320 000	0	20/06/2007	€ 11,66	€ 11,71	31 12.2015
Top Management	Top Management	10 04 1996 - 29 04 2003	Bulgari shares	20 000	0	20/06/2007	€ 11,66	€ 11,71	31 12 2014
Top Management	Top Management	10 04 1996 - 29 04 2003	Bulgari shares	20.000	0	20/06/2007	€ 11,66	€ 11,71	31.12.2013
Other Managers of the Gro	Other Managers of the Gro	10 04 1996	Bulgari shares	0	34 550	02/05/2000	€ 11,58	€ 11,85	31.12 2007
Other Managers of the Gro	Other Managers of the Gro	10 04 1996	Bulgari shares	0	41.925	02/05/2000	€ 11,58	€ 11,85	31.12 2008
Other Managers of the Gro	Other Managers of the Gro	10 04 1996	Bulgari shares	0	41.925	02/05/2000	€ 11,58	€ 11,85	31.12 2009
Other Managers of the Gro	Other Managers of the Gro	10 04 1996	Bulgari shares	0	34 000	16/10/2001	€ 7,99	€ 8,38	31.12 2007
Other Managers of the Gro	Other Managers of the Gro	10 04 1996	Bulgari shares	0	58 000	16/10/2001	€ 7,99	€ 8,38	31.12.2008
Other Managers of the Gro	Other Managers of the Gro	10 04 1996	Bulgari shares	0	14 000	16/10/2001	€ 7,99	€ 8,38	31.12.2009
Other Managers of the Gro	Other Managers of the Gro	10 04.1996	Bulgari shares	0	14 000	16/10/2001	€ 7,99	€ 8,38	31.12 2010
Other Managers of the Gro	Other Managers of the Gro	10 04 1996	Bulgari shares	0	17.000	21/10/2002	€ 3,52	€ 4,00	31.12.2008
Other Managers of the Gro	Other Managers of the Gro	10 04 1996	Bulgari shares	0	21 000	21/10/2002	€ 3,52	€ 4,00	31.12 2009
Other Managers of the Gro	Other Managers of the Gro	10 04.1996	Bulgari shares	0	19 000	21/10/2002	€ 3,52	€ 4,00	31.12 2010
Other Managers of the Gro	Other Managers of the Gro	10 04.1996	Bulgari shares	0	19 000	21/10/2002	€ 3,52	€ 4,00	31.12 2011
Other Managers of the Gro	Other Managers of the Gro	10.04 1996 - 29 04 2003	Bulgari shares	0	40 000	14/05/2003	€ 4,35	€ 4,40	31.12 2009
Other Managers of the Gro	Other Managers of the Gro	10.04 1996 - 29.04 2003	Bulgari shares	0	52.500	14/05/2003	€ 4,35	€ 4,40	31.12.2010
Other Managers of the Gro	Other Managers of the Gro	10 04 1996 - 29 04 2003	Bulgari shares	0	27.500	14/05/2003	€ 4,35	€ 4,40	31.12.2011
Other Managers of the Gro	Other Managers of the Gro	10.04 1996 - 29 04 2003	Bulgari shares	0	67.500	14/05/2003	€ 4,35	€ 4,40	31.12 2012
Other Managers of the Gro	Other Managers of the Gro	10 04 1996 - 29 04 2003	Bulgari shares	0	93.500	24/05/2004	€ 7,81	€ 7,65	31.12.2010
Other Managers of the Gro	Other Managers of the Gro	10.04 1996 - 29 04 2003	Bulgari shares	0	96 500	24/05/2004	€ 7,81	€ 7,65	31.12.2011
Other Managers of the Gro	Other Managers of the Gro	10 04.1996 - 29 04 2003	Bulgari shares	0	61 000	24/05/2004	€ 7,81	€ 7,65	31.12.2012
Other Managers of the Gro	Other Managers of the Gro	10.04.1996 - 29 04 2003	Bulgari shares	70 000	0	24/05/2004	€ 7,81	€ 7,65	31.12 2013
Other Managers of the Gro	Other Managers of the Gro	10 04 1996 - 29 04 2003	Bulgari shares	0	114 000	23/05/2005	€ 8,61	€ 8,61	31 12 2011
Other Managers of the Gro	Other Managers of the Gro	10 04 1996 - 29 04 2003	Bulgari shares	0	180 000	23/05/2005	€ 8,61	€ 8,61	31.12.2012
Other Managers of the Gro	Other Managers of the Gro	10 04 1996 - 29 04 2003	Bulgari shares	108 000	0	23/05/2005	€ 8,61	€ 8,61	31.12 2013
Other Managers of the Gro	Other Managers of the Gro	10.04 1996 - 29 04 2003	Bulgari shares	108 000	0	23/05/2005	€ 8,61	€ 8,61	31 12 2014
Other Managers of the Gro	Other Managers of the Gro	10 04 1996 - 29 04 2003	Bulgari shares	0	162.000	30/06/2006	€ 8,58	€ 8,87	31 12.2012
Other Managers of the Gro	Other Managers of the Gro	10 04.1996 - 29 04 2003	Bulgari shares	196 000	0	30/06/2006	€ 8,58	€ 8,87	31.12.2013
Other Managers of the Gro	Other Managers of the Gro	10 04.1996 - 29 04 2003	Bulgari shares	73.500	0	30/06/2006	€ 8,58	€ 8,87	31 12.2014
Other Managers of the Gro	Other Managers of the Gro	10 04 1996 - 29 04 2003	Bulgari shares	73 500	0	30/06/2006	€ 8,58	€ 8,87	31.12.2015
Other Managers of the Gro	Other Managers of the Gro	10 04 1996 - 29 04 2003	Bulgari shares	0	10 500	31/05/2006	€ 9,32	€ 8,82	31.12.2012
Other Managers of the Gro	Other Managers of the Gro	10 04 1996 - 29 04 2003	Bulgari shares	10 500	0	31/05/2006	€ 9,32	€ 8,82	31.12.2013
Other Managers of the Gro	Other Managers of the Gro	10 04.1996 - 29 04 2003	Bulgari shares	10.500	0	31/05/2006	€ 9,32	€ 8,82	31 12.2014
Other Managers of the Gro	Other Managers of the Gro	10 04 1996 - 29 04 2003	Bulgari shares	10 500	0	31/05/2006	€ 9,32	€ 8,82	31.12 2015

THE BULGARI GROUP

First Half 2007 Results

Rome, 13 September 2007

BVLGARI

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FINANCIAL RESULTS
H1 2007

EUR M.	H1 2007	H1 2006	DELTA H1 07/06
REVENUES	**487.8**	447.8	**8.9%**
REVENUES – AT COMP. FX			***14.8%***
CONTRIBUTION MARGIN	**311.5**	286.5	**8.7%**
% on Sales	***63.9%***	*64.0%*	
EBIT	**61.7**	52.7	**17.0%**
% on Sales	***12.6%***	*11.8%*	
NET PROFIT	**58.4**	44.4	**31.5%**
% on Sales	**12.0%**	*9.9%*	

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REVENUES
H1 2007
DETAIL BY PRODUCT LINE

PRODUCT CATEGORY	FIRST SEMESTER 2007		H1 2007/H1 2006	
			REPORTED	AT COMP.FX
	EUR M.	% ON TOTAL SALES	% GROWTH	
JEWELRY	206.5	42.3%	14.9%	20.8%
WATCHES	132.4	27.2%	3.3%	10.2%
ACCESSORIES	40.6	8.3%	(14.6%)	(8.2%)
OTHER (incl. FR royalties)	3.6	0.8%	11.1%	-
JWA DIVISION	383.1	78.6%	6.8%	13.0%
PERFUME DIVISION	92.3	18.9%	17.2%	21.6%
OTHER	12.4	2.5%	20.6%	-
TOTAL	**487.8**	**100%**	**8.9%**	**14.8%**

REVENUES
H1 2007
DETAIL BY GEOGRAPHICAL AREA

GEOGRAPHICAL AREA	FIRST SEMESTER 2007		H1 2007/H1 2006	
			REPORTED	AT COMP.FX
	EUR M.	% ON TOTAL SALES	% GROWTH	
EUROPE	181.9	37.3%	10.9%	-
Of which Italy	64.1	13.2%	15.7%	-
AMERICAS	82.9	17.0%	18.8%	26.6%
ASIA	193.3	39.6%	3.7%	13.3%
Of which Japan	101.0	20.7%	(18.4%)	(9.0%)
Of which rest of Asia	92.3	18.9%	47.1%	55.0%
MIDDLE EAST/ OTHER	29.7	6.1%	7.8%	-
TOTAL	**487.8**	**100%**	**8.9%**	**14.8%**

BVLGARI

GROUP P/L - EXTRACT

EUR M.	**H1 2007**	H1 2006	**H1 2007/2006 DELTA**
REVENUES	**487.8**	447.8	**8.9%**
CONTRIBUTION MARGIN	***311.5***	286.5	**8.7%**
% on Sales	***63.9%***	*64.0%*	
VARIABLE SELLING EXPENSES	(21.7)	(18.4)	17.9%
PERSONNEL COSTS	(81.5)	(78.1)	4.4%
OTHER GENERAL EXPENSES	(71.7)	(66.3)	8.1%
AMORTIZATION AND DEPRECIATION	(19.7)	(17.8)	10.5%
ADVERTISING AND PROMOTION	(55.3)	(53.2)	3.9%
TOTAL OPERATING EXPENSES	**(249.8)**	(233.8)	**6.8%**
% on Sales			
EBIT	**61.7**	52.7	**17.0%**
% on Sales	***12.6%***	*11.8%*	
TOTAL FINANCIAL GAIN (LOSSES)	0.4	1.3	(68.3%)
CURRENT AND DEFERRED TAXES	(3.9)	(9.6)	(59.3%)
MINORITY INTEREST LOSS (PROFIT)	0.1	(0.1)	195.4%
NET PROFIT	**58.4**	44.4	**31.5%**
% on Sales	***12.0%***	*9.9%*	

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CONTRIBUTION MARGIN SEMESTER EVOLUTION


63,0%
64,4%
64,0%
63,9%
H1 2004
H1 2005
H1 2006
H1 2007

EXPENSE ANALYSIS

	H1 2007 EUR M.	H1 2006 EUR M.	H1 07/06 DELTA EUR M.	H1 07/06 DELTA %
VARIABLE SELLING EXPENSES	**(21.7)**	(18.4)	3.3	**17.9%**
of which:				
• Agency Fees	(3.4)	(2.6)	0.8	28.9%
• Sales Commissions	(3.7)	(2.7)	1.0	36.6%
PERSONNEL EXPENSES	**(81.5)**	(78.1)	3.4	**4.4%**
OTHER GENERAL EXPENSES	**(71.7)**	(66.3)	5.4	**8.1%**
of which:				
• Rent	(29.9)	(26.2)	3.7	14.5%
AMORTIZATION AND DEPRECIATION	**(19.7)**	(17.8)	1.9	**10.5%**
Of which:				
• Furniture, Office Equipments and Fittings	(5.6)	(4.8)	0.8	18.3%
• Intangible (Patents and Intellectual Property)	(3.2)	(2.5)	0.7	27.1%
TOTAL EXPENSES BEFORE ADVERTISING AND PROMOTION	**(194.6)**	(180.6)	14.0	**7.7%**

ADVERTISING AND PROMOTION

INVESTEMENTS IN EUR M. AND AS A % ON REVENUES


102
76
81
96
116
113
2001
2002
2003
2004
2005
2006
13.4%
9.9%
10.6%
11.6%
12.7%
11.2%
53
3.9%
55
H1 2006
H1 2007
11.9%
11.3%
% On tot.revenues

BVLGARI

2007, 2006, 2005 and 2004 IFRS compliant

CASH FLOW

EUR M.	JUNE 2005	JUNE 2006	JUNE 2007
NET RESULT	28.9	44.4	**58.4**
DEPRECIATION & AMORTIZATION	16.4	17.8	**19.7**
CASH FLOW from P&L	45.3	62.2	**78.0**
CHANGE in WORKING CAPITAL	(57.6)	(29.0)	**(59.1)**
CASH FLOW from OPERATING ACTIVITY	(12.2)	33.2	**18.9**
NEW INVESTMENTS (Incr) / Decr	(30.1)	(29.9)	**(20.7)**
OTHER L/T ASSETS & L. (Incr.)/Decr	(1.0)	5.8	**0.8**
TOTAL CASH FLOW	(43.4)	9.1	**(0.9)**
DIVIDENDS	(65.4)	(74.5)	**(86.9)**
OTHER CHANGES IN EQUITY	(6.6)	(0.1)	**(20.1)**
EQUITY Incr./(Decr.)	(72.0)	(74.7)	**(107.0)**
NET DEBT AT BEGINNING OF PERIOD	13.0	49.9	**46.9**
NET DEBT AT THE END OF PERIOD	128.4	115.5	**154.8**
NET INDEBTEDNESS Incr./(Decr.)	115.4	65.6	**108.0**

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NET WORKING CAPITAL

EUR. M	30.06.05	30.06.06	**30.06.07**
RECEIVABLES	129.3	142.5	**155.8**
INVENTORY	526.7	550.1	**610.1**
PAYABLES	(148.7)	(152.2)	**(160.1)**
OTHER RECEIVABLES AND PAYABLES	14.6	4.2	**5.6**
TOT NWC	521.9	544.7	**611.4**

CAPITAL EXPENDITURE

EUR M.	30.06.05	30.06.06	**30.06.07**
TANGIBLE	12.7	19.6	**23.7**
INTANGIBLE Excluding Goodwill Including Key Money	13.3	6.0	**7.8**
TOTAL	26.0	25.6	**31.5**

RETAIL NETWORK EVOLUTION

	2004	2005	2006	**30.06.2007**	**END 2007**
DOS BOUTIQUES	107	117	133	**136**	
FRANCHISEES	38	42	41	**42**	
TRAVEL RETAIL AND WHOLESALE STORES	49	48	54	**54**	**ABOUT 250**
TOTAL STORES	194	207	228	**232**	**Main geo areas China, US**
Of which:					
Accessory only and Twin Stores	0	2	8	**8**	

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CAPEX 2007: PROJECTS

	SELECTED STORE OPENINGS AND RENOVATIONS	LOCAL HQ RELOCATIONS	VERTICAL INTEGRATION
H1 2007	NEW YORK 5 th AVENUE NEW YORK MADISON AVENUE BEIJING MITSUKOSHI CHENGDU REHNE SPRING GENTA PARIS RUE DE LA PAIX	TAIPEI PARIS MUNCHEN NEW YORK	SAP IN CROVA
H2 2007	CONDOTTI ACCESSORY STORE LUGANO OMOTESANDO GINZA	SEOUL MADRID BEIJING TOKYO	GENTA FACTORY

BALANCE SHEET HIGHLIGHTS

EUR M.

	GEARING	
22%	18%	22%



592
656
694
-128
-115
-155
30.06.05
30.06.06
30.06.07
NET EQUITY
NET CASH

BVLGARI

All 2007, 2006, 2005 and 2004 figures are IAS-IFRS compliant

Previous years' figures were not restated and are Italian GAAP

QUESTIONS & ANSWERS

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Disclaimer

This document is for institutional investors only and is not available to private customers. This document is being supplied to a limited number of recipients and it may not be distributed, published or reproduced in whole or in part or disclosed by recipients to any other person.
Under no circumstances shall this document constitute an offer to sell, an invitation to acquire or the solicitation of an offer to buy securities in any jurisdiction.

Each investor contemplating purchasing securities issued by Bulgari S.p.A or any of its subsidiaries should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness of Bulgari S.p.A or any of its subsidiaries and should carefully consider the high risks involved in purchasing these securities.

This document contains certain forward looking statements and key financial goals which reflect management's current views, estimates, and objectives. The forward looking statements and key financial goals involve certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements and key financial goals.

Potential risks and uncertainties include, amongst other things, internal, industry and external factors, such as general economic conditions

BVLGARI

BULGARI FILE NUMBER: 82-34836

B V L G A R I

Bulgari S.p.A. and Subsidiaries

Consolidated Half-Year Report at 30 June 2007

Balance sheet and income statement of the parent Bulgari S.p.A. as of and for the six months ended 30 June 2007

B V L G A R I

Bulgari S.p.A. and Subsidiaries

Report of the Directors on the Group's performance for the half-year ended 30 June 2007

Bulgari S.p.A. and Subsidiaries

Report of the Directors on the Group's operations at 30 June 2007

Introduction

The Bulgari Group has prepared its consolidated quarterly report at 30 June 2007 in accordance with International Accounting Standard (IAS) 34 *Interim Financial Reporting*.
Comparative figures for the balance sheet at 30 June 2007 upon which comments follow are taken from the balance sheet reported in the most recent set of annual financial statements, being those for the year ended 31 December 2006. Comparative figures for the income statement for the second quarter of 2007 and for the six months ended 30 June 2007 represent those for the corresponding periods in 2006. The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IAS/IFRS) approved by the European Commission (also referred to throughout as IFRS).

Performance of the Group

The Bulgari Group ended the first half of 2007 with an increase in net sales of 8.9% at current exchange rates over the corresponding half year of 2006. Excluding foreign exchange effects this represents growth of 14.8% at comparable exchange rates which is a notable achievement and an additional confirmation of the success of the brand and the new products recently presented to the market.
In profitability terms the significant rise in volumes has enabled both operating profit and net income to increase at a higher rate than sales, despite the fact that there are several investment programmes taking place which the Group is pursuing as a means of achieving further successes in the upcoming future.

RESULTS OF THE GROUP

Consolidated net revenues for the second quarter of 2007 reached 262.6 million euros, representing a rise of 7.7% over the corresponding period of the previous year at current exchange rates and 13.5% at comparable exchange rates. Net sales rose to 487.8 million euros in the first six months of the year compared to 447.8 million euros in the corresponding period of the previous year.

Bulgari Group: half-yearly results
(millions of euros)


NET REVENUES
389.2
447.8
487.8
CONTRIBUTION MARGIN
286.5
311.5
OPERATING PROFIT
38.5
52.7
61.7
NET INCOME
28.9
44.4
58.4
2005
2006
2007

The contribution margin for the half year rose to 311.5 million euros from the figure of 286.5 million euros for the first half of 2006 (up by 8.7%) and represented 63.9% of net sales, in line with the 64.0% recorded for the first half of 2006. The extent to which this margin held up is undoubtedly positive if the persistently unfavourable effect of the price of gold, which continues to remain at a very high level, and the general weakness of all currencies against the euro, in particular that of the dollar, yen and Swiss franc, are taken into account. In addition to this the second quarter was characterised in particular by a series of important sales of high jewellery having lower than average margins, and the contribution margin in the quarter closed

at 165.2 million euros (up by 7.3%), representing 62.9% of sales compared to the corresponding figure of 63.2% for the second quarter of 2006.
The steps being taken to realise production efficiencies to protect the contribution margin are continuing according to plan, thanks also to the increase in vertical integration that has been achieved in strategic sectors, and are contributing to the reduction in the cost of the Group's products which is being realised at the same time as keeping their high quality unaltered.
As a consequence of the investments that have been made to sustain growth and those that are still in progress, operating costs, excluding those incurred for advertising and promotion, rose from 180.5 million euros in the first half year of 2006 to 194.4 million euros in the first half of 2007 (up by 7.7%), while in the second quarter they increased from 93.5 million euros to 99.4 million euros (up by 6.2%).
Advertising and promotion costs incurred to support the BVLGARI brand in the first half of 2007 amounted to 55.3 million euros, a rise of 3.9% compared to the first half year of 2006, equivalent to 11.3% of net revenues compared to 11.9% for the first half of 2006. Advertising and promotion costs totalled 30.4 million euros in the second quarter of 2007, an increase of 2.7% over the corresponding period in 2006 and equivalent to 11.6% of net sales (12.1% in the second quarter of 2006).
Operating profit of 61.7 million euros for the first half of 2007 grew by 17.0% compared to the operating profit of 52.7 million euros achieved in the first half of 2006, equivalent to 12.6% of net sales compared to 11.8% in 2006. Operating profit for the second quarter of 2007 reached 35.4 million euros, a rise of 14.6% over the corresponding period in 2006 and equivalent to 13.5% of net sales (12.7% in the second quarter of 2006).
Net income, which is benefiting again this year from the gains arising from the steps taken by the Group to hedge the risk of fluctuations in the gold price and in exchange rates, rose to 58.4 million euros in the first half year, representing a significant increase of 31.5% over the figure of 44.4 million euros earned in the same period last year. Net income for the second quarter amounted to 34.4 million euros, again equal to a rise of 31.5% over 2006, representing 13.1% of net sales (10.7% in the second quarter of 2006).

THE GROUP'S BALANCE SHEET AND FINANCIAL SITUATION

Net financial debt at 30 June 2007 of 154.8 million euros compares with the balances of 46.9 million euros at 31 December 2006 and 115.5 million euros at 30 June 2006.
The increase in debt over the six months from 31 December 2006 is mostly the result of normal increases in stocks of raw materials, in particular precious stones, and those arising from the planned stock up of finished goods in preparation for the second half of the year when historically sales always reach their highest levels. The significant investments made or being made by the Group have also affected the financial position, as has the distribution of dividends of 86.9 million euros made in May 2007.
Shareholders' equity at 30 June 2007, inclusive of minority interests, amounted to 694.3 million euros (690.1 million euros excluding minority interests) compared to 743.0 million euros at 31 December 2006 and 655.9 million euros at 30 June 2006.
The gearing ratio, being the ratio between net debt and shareholders' equity including minority interests, was 22% at the end of the half year.

The Group's reclassified balance sheet is as follows:

INCOME STATEMENT

Millions of euros	SECOND QUARTER 2007	SECOND QUARTER 2006	1st HALF 2007	1st HALF 2006
NET REVENUES	**262.6**	**243.9**	**487.8**	**447.8**
NET CONTRIBUTION MARGIN	**165.2**	**154.0**	**311.5**	**286.5**
	62.9%	63.2%	63.9%	64.0%
Variable selling expenses	12.1	10 0	21.7	18.4
Personnel costs	40.8	40.2	81.5	78.1
Other incomes and expenses	36.4	33.6	71.7	66.3
Advertising and promotion expenses	30.4	29.6	55.3	53.2
Depreciation, amortisation and impairment	10.0	9.7	19.7	17.8
TOTAL OPERATING EXPENSES	**129.8**	**123.2**	**249.8**	**233.8**
OPERATING PROFIT	**35.4**	**30.9**	**61.7**	**52.7**
	13.5%	12.7%	12.6%	11.8%
Other non-operating incomes (expenses)	0.6	2.1	0.4	1.3
INCOME BEFORE TAXATION AND MINORITY INTERESTS	**36.0**	**33.0**	**62.1**	**54.1**
Current and deferred taxation	(1.7)	(6.8)	(3.9)	(9.6)
INCOME BEFORE MINORITY INTERESTS	**34.3**	**26.2**	**58.2**	**44.5**
	13.1%	10.7%	11.9%	9.9%
Income attributable to minority interests	0 1	(0.0)	0.1	(0.1)
NET INCOME ATTRIBUTABLE TO THE GROUP	**34.4**	**26.2**	**58.4**	**44.4**
	13.1%	10.7%	12.0%	9.9%

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(Millions of euros)	30 Jun 07	31 Dec 06
Net trade receivables	155.8	187.0
Other receivables	60.0	45.9
Inventory	610.1	528.9
Trade payables	(160.1)	(159.7)
Other payables	(54.4)	(51.2)
Total net working capital	**611.4**	**550.9**
Property, plant and equipments and intangible assets	**217.6**	**209.7**
Investments and other financial assets	**34.3**	**42.6**
Other long-term assets (liabilities)	**(14.2)**	**(13.3)**
INVESTED CAPITAL	849.1	789.9
Shareholders' equity	**694.3**	**743.0**
Short-term indebtedness	121.8	10.6
Long-term indebtedness	33.0	36.3
Total indebtedness	**154.8**	**46.9**
COVER	849.1	789.9

This balance sheet has been classified by using a format that gives emphasis to the Group's Net Invested Capital and how it is funded by equity and debt. This enables the reader to obtain a more managerial view of the Group's financial position for certain aspects, thereby making an analysis of the efficiency of investments simpler and, by taking figures also from the income statement, allows indices such as ROI and ROE to be calculated so as to highlight the return on investment.
Compared to the official format attached to the interim consolidated financial statements at 30 June 2007, which follows a more conventional presentation by separating out net assets and net liabilities and shareholders' equity, all the liability items other than financial items are classified in the above format as a reduction in Invested Capital, while cash and bank balances are classified in "Cover" as a reduction of indebtedness.

INVESTMENTS

Investments of 23.7 million euros have been made in property, plant and equipment during the first half of 2007, relating in particular to work carried out, or still in progress, to open or renovate stores and to the purchase of window displays to be used by the third party distribution network to present BVLGARI products.

Amongst the leading investments we recall those relating to the renovation of the stores on Fifth Avenue and Madison Avenue in New York, investments in the stores in Lugano in Switzerland, Marbella in Spain, Shibuya and Shinyukyu Takashimaya in Japan, Bangkok in Thailand, Chengdu in China and the first exclusive brand store in Paris, Gérald Genta in Rue del la Paix.
In addition investments in progress worth a particular mention are the new store in Costa Mesa in California and that dedicated solely to accessories in via Condotti in Rome.
Investments in tangible assets also include investments in computer hardware, especially those made by the parent company, and in buildings and plants for the work carried out by the Group's production companies.
Increases in intangible assets amount to 7.8 million euros and relate principally to expenditure incurred to purchase applications software licences to manage the Group's various business activities, mainly by the parent company Bulgari S.p.A. and certain production companies. In addition certain minor investments have been made to develop new fragrances to launch on the market and to carry out skin tests, again relating to perfumes.

MACRO-ECONOMIC SCENARIO

Before performing a detailed analysis of the Group's sales we believe it to be useful to consider the macro-economic scenario underlying the principal international markets, even though this may be of a somewhat summarised nature. This scenario represents an element of increasing importance in understanding the results that the Group has succeeded in achieving to date and its prospects for the coming months.

Gross domestic product in the United States increased by 3.4% in the second quarter of this year, which was slightly higher than analysts' expectations of a rise of 3.2%. Despite the fact that this figure is yet again positive, there has been the perception for several months that the present phase of the economic cycle is relatively weak and this is being monitored with a certain level of concern. In this scenario the Federal Reserve, the U.S. central bank, decided at the beginning of August for the ninth successive time - before the crisis of the subprime mortgage loans arrived - to leave interest rates unchanged at 5.25%, as had been largely expected by analysts. This was not the only thing that happened though because the bank also confirmed that it would be prepared to pursue a strategy of gradual increases in rates if inflationary pressure were to continue into the future. On 17 August, though, the Federal Reserve took the decision to cut the discount rate by 50 base points to 4.75% as it considered that with the sudden financial crisis at the beginning of August there was a strong increase in the risk of a slowdown of growth in the American economy.
Leading financial analysts have revised their forecasts for growth in real terms in the eurozone for 2007 from 2.5% to 2.7%. This revision mostly reflects a rise in expected internal demand, and in particular in private consumption and investments. These factors correspond to an improved situation in the labour market and the continuation of the robust growth of external demand, as highlighted by the European Central Bank in its monthly bulletin. Forecast growth in GDP for 2008 remains unaltered at 2.3%.
As already discussed in part, any comments on the macro-economic situation in 2007 cannot fail to mention the events of the first few days of August, when a financial crisis occurred that was sparked off by the extreme situation of the "*subprime*" mortgage loans, caused in turn by the difficulties in the American real estate sector.
The stock market falls that we have been seeing since the end of February and the beginning of March have however been generated mostly by fears of a collapse of the Chinese stock exchange. At the time there was the fear that any slowdown could have repercussions on other economies too, which led to high levels of turbulence for quotations, although losses were swiftly recovered in the space of just a few weeks.
The present concern of dealers is that this current crisis may also spread to other sectors of the American economy with a domino effect that could have somewhat alarming consequences.
The markets are feeling the effects of all this and whereas during the initial few months they had been displaying greater calm, this summer they appeared increasingly concerned to the point that a sort of flight from shares was generated. Europe too was immediately infected by the "*subprime*" mortgage crisis that had hit the United States, especially in regard to issues used to finance "*leveraged buy-outs*", being acquisitions that rely on debt funding. In its monthly bulletin of 9 August, the European Central Bank dedicated considerable space to this subject, stressing that "any changes in the climate of confidence will need to kept under observation".

The European Central Bank took emergency action in August and put an enormous volume of additional liquidity into circulation aimed at stabilising the markets. The decision to take this action, which was undoubtedly of an extraordinary nature, was taken following a jump in *overnight* interest rates which rose to their highest levels for the past six years and certainly much higher than the 4% reference mark. This injection of liquidity by the ECB was even greater than that put onto the markets in the two days following the terrorist attack of 11 September.
In reality the sudden lack of liquidity in the monetary markets caused not only the ECB but all the major central banks to take action.
The general impression to be deduced from recent happenings is that the economic system has become more uncertain and risky. In the space of just a few weeks market volatility doubled, share prices fell, return differentials widened and long-term treasury bonds, which reflect the investors' vision of economic prospects, were considered refuge assets again. Despite all this the real economic scenario displays fundamentals that have improved over the past few years and give the impression that they are destined to remain good. High, stable growth, low and similarly stable inflation, interest rates that move only gradually, these are all elements that should mutually strengthen each other.
In reality there is the fear that what is taking place in the finance sector, starting with the problems just outlined for mortgages, may harm other sectors and slow down consumption and investment as a consequence, with repercussions also on the real economy.

Apart from the macro-economic situation, which inevitably affects all the markets, an additional factor influencing the luxury sector in which Bulgari works is the strength of the euro, and leading analysts believe that this is unlikely to change in the short term. More specifically, the average dollar/euro exchange rate during the first half of 2007 was 1.33, representing a rise of 8.2% over the average for the corresponding period in 2006, while the average yen/euro rate was 159.64, compared to 142.17 in the same period of 2006 (up by 12.3%). Rates at the end of June were 1.35 (for the dollar/euro exchange) and even 166.63 (for the yen/euro).
In addition to this, the gold price is continuing to remain at very high levels, with an average quotation of 659 dollars per ounce for the first half of 2007, compared to an average of 591 dollars per ounce for the first half of 2006 (a rise of 11.5%) and 427 dollars per ounce for the first half of 2005 (an increase of 54.3%).

It is clear to see that these trends in the currency markets and in the price of gold are factors that put considerable pressure on the contribution margin of a group such as Bulgari, which at present is making a part of its sales in depreciating currencies, and for which a large portion of the cost of its products is expressed in euros and, obviously, linked to the price of gold.

REVENUE ANALYSIS

The excellent results achieved by the Group in the second quarter, and in the first half year of 2007 as a whole, are the consequence of the success of Bulgari products with customers throughout the world and the favourable outcome of the investments made in projects to continually improve the distribution network. In this respect it is sufficient to recall the reopening after a year's work of the New York store, situated on the famous Fifth Avenue, that reflects Bulgari's characteristic architectural style in an area occupying more than 1,200 square metres.

REVENUES BY PRODUCT TYPE

Sales at comparable exchange rates achieved double digit growth in both the second quarter and the first half year of 2007 in all the product sectors in which the Group operates, excluding accessories which suffered a fall.

Sales of jewellery rose by 18% at comparable exchange rates (12% at current exchange rates) in the second quarter, leading to an increase of 21% (15% at current exchange rates) for the whole half year. This is an extremely positive result and confirms the success obtained by Bulgari's main product line. There was no lack of important new products in this first half year which was distinguished by a mix of innovation and the classic. New products were introduced in the *B.zero1 line extension* which rather than replace the existing

line broaden and enhance it by reviving the famous *Tubogas* motif from a stylistic point of view. A new collection *Parentesi "openwork"* was introduced in April which represents the evolution of a story more than twenty years old. In the second half of the year the jewellery collection *Elisia* will go on sale, which will revive the harmonious elliptical shape for which Bulgari has always had a special inclination, in particular in the nineteen seventies.

Watches confirmed that they are going through a period of great success at the moment, with sales rising by 13% at comparable exchange rates and 6% at current exchange rates, starting out from a basis that was already highly demanding (the second quarter of 2006 showed a 21% increase over that of 2005). Watch sales for the full half year grew by 10% compared to the corresponding period of 2006. The excellent welcome given by the market to *Assioma D*, the new ladies' precious collection presented at the Basel fair this year, adds to the confirmation of the grand success achieved on the introduction of new products in 2006, such as *Bvlgari-Bvlgari*. The *Assioma D* is sold only in yellow, white or pink gold and is enriched with diamonds that illuminate the case and the bracelet.

After growth of 19% in 2006 as a whole, the sale of accessories fell by 15% (12% at current exchange rates) during the quarter and by 8% in the half year, compared to the corresponding periods of the previous year. This is especially due to the weakness of the Japanese market, in which a very large part of the business in this product type is concentrated, and to the different timing this year of the Spring - Summer collection delivery compared to 2006; nonetheless it should be noted that the starting point used as a basis for comparison with 2006 is extremely high (when there were increases of respectively 20% in the second quarter and 32% in the first half year over 2005). The JWA (Jewels-Watches-Accessories) Division grew overall by 13% at comparable exchange rates (7% at current exchange rates) in both the second quarter and the first half year.

There was considerable growth in the level of sales in the Perfumes Division in the second quarter of 2007, which rose by 14% at comparable exchange rates (10% at current exchange rates) and which reached 92.3 million euros in the full six months, representing an increase of 22% (17% at current exchange rates). Recently introduced products are achieving a notable success in all markets. New launches this year have been concentrated in feminine fragrances, although the latest event during the first half year was the presentation of a new line *skincare*, which will begin being distributed in Italy this Autumn. The new line *skincare* has been created out of the authoritativeness that Bulgari has acquired in the perfumery sector by proposing products of the highest quality made with exclusive formulae and developed by the Group's research department Bulgari Cosmetic in collaboration with a specialised group of world famous dermatologists and cosmetics experts. The line *skincare* will be distributed through a carefully selected network of perfumeries.

Two and a half years after its inauguration in May 2004, the Milan hotel, the first to operate with the BVLGARI brand and managed in partnership with the Marriott group, has managed to build on its successes in the first part of 2007. The BVLGARI Resort in Bali, inaugurated last Autumn, has also confirmed the excellent results it has achieved since opening. The Bulgari Hotels & Resorts Division, in which the company managing the Milan hotel is consolidated on a proportionate basis, contributed turnover of 6.5 million euros in the first half of this year, a rise of 18%. We remind you that the "Bulgari Hotels & Resorts" project envisages opening a limited number of deluxe hotels inspired by the BVLGARI philosophy and the distinctive BVLGARI style.

Table 1 below sets out revenues by product type for the second quarter of 2007, the proportion of each type as a percentage of total revenues and the increase at current and comparable exchange rates over the same period of the previous year.

TABLE 1
BULGARI GROUP
REVENUES BY PRODUCT TYPE – SECOND QUARTER

Product line	**Second quarter 2007**				**Second quarter 2006**			
			Δ % vs PVY				Δ % vs PVY	
(Millions of euros)	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate
Jewellery	*112.4*	*43%*	*+12*	*+18*	*100.2*	*41%*	*+10*	*+10*
Watches	*73.9*	*28%*	*+6*	*+13*	*69.8*	*29%*	*+21*	*+21*
Accessories	*19.5*	*7%*	*-12*	*-5*	*22.1*	*9%*	*+19*	*+20*
Other (royalties from FR included)	*2.0*	*1%*	*+12*	-	*1.8*	*1%*	*+20*	-
JWA Division	207.8	79%	+7	+13	193.9	80%	+15	+16
Perfume Division	49.3	19%	+10	+14	44.9	18%	+23	+24
Hotel Division	3.5	1%	+18	-	3.0	1%	+13	-
Royalties from TP and other (IC elim. incl.)	2.0	1%	-2	-	2.1	1%	+44	-
TOTAL NET REVENUES	**262.6**	**100%**	**+8**	**+13**	**243.9**	**100%**	**+16**	**+17**

Table 2 below sets out revenues by product type for the first half of 2007, the proportion of each type as a percentage of total revenues and the increase at current and comparable exchange rates over the same period of the previous year and over 2006 as a whole.

TABLE 2
BULGARI GROUP
REVENUES BY PRODUCT TYPE – FIRST HALF

Product line	**First Half 2007**				**First Half 2006**				**Total 2006**			
			Δ % vs PVY				Δ % vs PVY				Δ % vs PVY	
(Millions of euros)	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate
Jewellery	*206.5*	*42%*	*+15*	*+21*	*179.7*	*40%*	*+10*	*+10*	*402.0*	*40%*	*+9*	*+11*
Watches	*132.4*	*27%*	*+3*	*+10*	*128.2*	*29%*	*+18*	*+18*	*289.1*	*29%*	*+8*	*+10*
Accessories	*40.6*	*9%*	*-15*	*-8*	*47.5*	*11%*	*+31*	*+32*	*88.9*	*9%*	*+15*	*+19*
Other (royalties from FR included)	*3.6*	*1%*	*+11*	-	*3.4*	*0%*	*+15*	-	*7.4*	*0%*	*+14*	-
JWA Division	383.1	79%	+7	+13	358.8	80%	+15	+15	787.4	78%	+9	+11
Perfume Division	92.3	19%	+17	+22	78.8	18%	+12	+12	201.5	20%	+10	+12
Hotel Division	6.5	1%	+18	-	5.5	1%	+18	-	11.2	1%	+17	-
Royalties from TP and other (IC elim. incl.)	5.9	1%	+23	-	4.7	1%	+50	-	10.3	1%	+66	-
TOTAL NET REVENUES	**487.8**	**100%**	**+9**	**+15**	**447.8**	**100%**	**+15**	**+15**	**1,010.4**	**100%**	**+10**	**+12**

Operating profitability by sector is reported in the notes.

REVENUES BY GEOGRAPHICAL AREA

As regards geographical areas the robust growth of sales in the United States has been highly satisfying (at comparable exchange rates up 50% in the second quarter and up 27% in the half year), which has been

supported by the reopening of the flagship store on Fifth Avenue in New York at the end of March. There has also been an especially positive sales performance in Europe (up 7% in the second quarter and up 11% in the half year), with Italy's showing standing out in particular (up 16%). As broadly expected by the company, Japan has continued to perform poorly (at comparable exchange rates down 11% in the second quarter and down 9% in the half year), thereby confirming the general weakness of the luxury sector in this market. This was however counterbalanced by the remainder of Asia, which for both the sector and for Bulgari has been sending out clear signs of vitality by achieving extremely buoyant growth (at comparable exchange rates up 34% in the second quarter and up 55% in the half year). This area reached 19% as a proportion of turnover in the half year and is by now approaching that of Japan (21%). Growth trends are uniform throughout all the countries of this area and the excellent performance of the Chinese market, supported by a growing number of directly managed stores, should be stressed. In conclusion, the Middle East has achieved growth of 4% at current exchange rates in the quarter despite having a high starting point for comparison (at current exchange rate up 36% in the second quarter 2006). This area grew by 7% at current exchange rates in the half year.

Table 3 below sets out revenues by geographical area for the second quarter of 2007, determined on the basis of outlet market, their amount as a percentage of total revenues and the change at current and comparable exchange rates over the same period of the previous year.

TABLE 3
BULGARI GROUP
REVENUES BY GEOGRAPHICAL AREA – SECOND QUARTER

Geographical area	**Second quarter 2007**				**Second quarter 2006**			
			Δ % vs PVY				Δ % vs PVY	
(Millions of euros)	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate
Europe	97.5	37%	+7	-	91.2	38%	+12	-
of which Italy	*34.1*	*13%*	*+11*	-	*30.8*	*13%*	*+3*	-
America	49.2	19%	+41	+50	34.8	14%	+13	+13
Asia	99.8	38%	-3	+6	102.9	42%	+21	+24
of which Japan	*52.3*	*20%*	*-20*	*-11*	*65.7*	*27%*	*+30*	*+36*
of which rest of Asia	*47.5*	*18%*	*+28*	*+34*	*37.2*	*15%*	*+8*	*+8*
Middle East	12.3	5%	+4	-	11.9	5%	+36	-
Other	3.8	1%	+23	-	3.1	1%	-17	-
TOTAL NET REVENUES	**262.6**	**100%**	**+8**	**+13**	**243.9**	**100%**	**+16**	**+17**

Table 4 below sets out revenues by geographical area for the first half of 2007, determined on the basis of outlet market, their amount as a percentage of total revenues and the change at current and comparable exchange rates over the same period of the previous year and over 2006 as a whole.

TABLE 4
BULGARI GROUP
REVENUES BY GEOGRAPHICAL AREA – FIRST HALF

Geographical area	First Half 2007				First Half 2006				Total 2006			
			Δ % vs PVY				Δ % vs PVY				Δ % vs PVY	
(Millions of euros)	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate	Absolute value	%	curr. exch. rate	comp. exch. rate
Europe	181.9	37%	+11	-	164.0	36%	+16	-	387.7	38%	+11	-
of which Italy	*64.1*	*13%*	*+16*	-	*55.4*	*12%*	*+7*	-	*131.4*	*13%*	*+1*	-
America	82.9	17%	+19	+27	69.8	16%	+14	+11	159.1	16%	+15	+16
Asia	193.3	40%	+4	+13	186.5	42%	+14	+14	406.4	40%	+7	+11
of which Japan	*101.0*	*21%*	*-18*	*-9*	*123.7*	*28%*	*+27*	*+31*	*256.6*	*25%*	*+7*	*+14*
of which rest of Asia	*92.3*	*19%*	*+47*	*+55*	*62.8*	*14%*	*-6*	*-8*	*149.8*	*15%*	*+7*	*+7*
Middle East	22.1	5%	+7	-	20.7	5%	+34	-	40.5	4%	+9	-
Other	7.6	1%	+11	-	6.8	1%	-5	-	16.7	2%	+2	-
TOTAL NET REVENUES	**487.8**	**100%**	**+9**	**+15**	**447.8**	**100%**	**+15**	**+15**	**1,010.4**	**100%**	**+10**	**+12**

RELATED PARTY TRANSACTIONS

Bulgari S.p.A., which has its registered office at via Lungotevere Marzio 11, Rome, is the Parent Company of the Group and has share capital of euro 21.0 million.

Bulgari S.p.A. is the owner of the BVLGARI trademark and its main activities are as follows:

- purchasing equity stakes and granting loans to Group companies;
- the commercial exploitation of the BVLGARI name and trademark;
- the technical, financial and administrative coordination of the companies in which investments are held;
- the invention, design and creation of articles of jewellery, gold jewellery, watches, perfumes, silk and leather accessories and porcelain, silver and crystal items.

Bulgari S.p.A. carries out commercial transactions governed by specific agreements relating to the concession of the BVLGARI trademark with the various subsidiaries which produce and distribute BVLGARI brand products.
The Parent Company also carries out commercial transactions, similarly governed by specific agreements between the parties, for the provision of services to certain of its subsidiaries having a technical, legal, fiscal, administrative, commercial, financial and IT nature.
In addition the Parent Company performs activities of a financial nature for Group companies which regard the centralised treasury function.

Transactions between Group companies relating to the sale of goods, the provision of services and funding are carried out under market conditions that take into account the specific features of the transactions being performed. The Group level procedure governing related party transactions was approved by the Board of Directors on 7 March 2007.
There were no abnormal or unusual transactions or significant non-recurring transactions in the period, as these are defined by Consob in Communication DEM/6064203 of 28 July 2006.

As required by Consob Communication no. DEM/6064203 of 28 July 2006, details of transactions of a commercial and financial nature between Bulgari S.p.A. and Group companies, and their respective proportions, are provided in the notes to the interim consolidated financial statements.

RECONCILIATION BETWEEN PARENT COMPANY AND CONSOLIDATED EQUITY AND PROFIT FOR THE PERIOD

	Net Equity 31-Dec-06	Change Net Equity	Gain/(Loss) for the year	Net Equity 30-Jun-07
Total Net Equity Financial Statement of Bulgari S.p.A.	**255,540**	**(83,079)**	**9,889**	**182,350**
Impact of consolidation of subsidiaries:				
- difference between initial recongnition (carrying amount) and pro-quota Net Equity	642,842	(21,685)	61,287	682,444
Elision intercompany profit on the stock	(179,158)	1,710	(13,617)	(191,065)
Fiscal impact	15,651	(88)	795,000	16,358
Total Net Equity Consolidated Financial Statement of the Group	**734,875**	**(103,142)**	**58,354**	**690,087**
Minority interests	8,080	(4,007)	127,000	4,200
Total Consolidated Financial Statement	**742,955**	**(107,149)**	**58,481**	**694,287**

RESEARCH AND DEVELOPMENT ACTIVITIES

The Bulgari Group carries out research and development activities in the invention, creation and development of new products within all product lines and namely jewellery, watches, accessories and perfumes.

LAW NO. 262/2005 ("SAVINGS LAW")

On 24 April 2007, the shareholders of Bulgari S.p.A. in extraordinary general meeting passed a resolution approving amendments to the company's bylaws which have the purpose of adapting the bylaws for the provisions of Law no. 26272005 (the "Savings Law") as amended by Legislative Decree no. 303/2006 (the "Coordination Decree").

On 13 September 2007, the Board of Directors appointed the Manager in Charge of preparing the company's accounting records (the *Dirigente Preposto*) in the person of the Head of the Administration, Finance and Control Department.

Steps are currently being taken so as to ensure that the representation required to be made by the Board of Directors and the *Dirigente Preposto* that internal controls over accounting entries are set up, implemented and working effectively can be issued.

OTHER INFORMATION

Details regarding related party transactions, treasury shares, investments held in Bulgari S.p.A. by members of the managing and control bodies, financial instruments and risk management policies may be found in the notes to the interim consolidated financial statements.

SIGNIFICANT EVENTS AT A GROUP LEVEL IN THE FIRST HALF OF 2007

On 18 January 2007, the Group acquired the remaining 49% of Bulgari Korea Ltd. in which it already had a 51% holding. This company, which has a subscribed share capital of KW 4,500,000, is therefore now wholly owned by Bulgari International Corporation (BIC) N.V..

On 25 January 2007, the Group acquired Bulgari Parfums Iberia S.L., a company with its headquarters in Barcelona. This company is wholly owned by Bulgari Espana S.A. and will manage the distribution of Bulgari perfumes in Spain and Portugal.

Bulgari Panama Inc. was established on 31 January 2007. This company has its headquarters in Panama City and share capital of US$ 10,000, fully subscribed by Bulgari International Corporation (BIC) N.V.. The company has obtained a trading licence from the local authorities to run an exclusive Bulgari brand store in the city.

On 14 March 2007, the shareholders of Bulgari (Luxembourg) S.A. in general meeting resolved to wind up the company. Bulgari (Luxembourg) S.A. held 100% of the quotas of Bulgari Hotels & Resorts B.V., a company that may in future be managed directly by the parent company Bulgari S.p.A. in the light of the planned development of the Hotels & Resorts project. As the result of the winding up process Bulgari S.p.A. has been holding 65% of the shares of Bulgari Hotels and Resorts B.V. since 30 July 2007.

On 22 May 2007, Bulgari International Corporation (BIC) N.V. sold 37.5% of the share capital of Opera Management S.A. (in which Bulgari International Corporation (BIC) N.V. held 48.95% of the share capital), as well as a portion of the shares it held in the fund Opera Participations 2 Sca and a portion of its respective investment commitment, leaving itself with a holding of 11.45% in Opera Management S.A. and 859 class A shares in Opera Participations 2 Sca, and as the owner of an investment commitment of 5 million euros.

A second transaction took place on 22 May 2007, when Bulgari S.p.A. sold 37.5% of the share capital of Opera SGR S.p.A. (in which it held 50% of the share capital), remaining as the owner of 12.50%. Following this transaction and that described in the previous paragraph, the Bulgari Group has left itself with a marginal and minority role in the "Opera" project so that it may concentrate its resources exclusively on strategic activities.

On 25 May 2007, Bulgari International Corporation (BIC) N.V. resolved to wind up Bulgari Operational Services ApS given that the aeroplane once owned by that company has been sold.

There are no other significant events relating to the first half year of 2007.

SUBSEQUENT EVENTS

In August 2007 Bulgari S.p.A. purchased 800 thousand of its own shares at an average price of 10.15 euros each, in accordance with the resolution passed by shareholders in ordinary general meeting on 24 April 2007. We recall that these shares may be purchased with the following aims: (i) to favour the stabilization of the performance of the share and its liquidity on the stock market; or (ii) to establish a portfolio of treasury shares that may be used to service the issue of convertible bonds or bonds with warrants; or (iii) to allow a potential share capital reduction through their override.

OUTLOOK FOR 2007

The satisfying sales results achieved in this first half year have confirmed the strength of the Bulgari brand and the validity of the Group's strategies. The decisions taken regarding distribution that concentrate on opening up new stores and extending and renovating existing stores have contributed to the excellent performance in Europe and in the United States, and we believe that these will lead to a significant improvement in the fourth quarter in Japan too, where the Group will be able to benefit from the opening of important stores in the Ginza and Omotesando districts of Tokyo.
Stated with the due caution imposed by what has become a constant risk of instability in the economic and financial framework, we believe that as the result of these initiatives and of the steps being taken by the Group to launch additional new products, the outlook for the year as a whole is that of further significant growth in both sales and profits compared to the previous year.

B V L G A R I

Bulgari S.p.A. and Subsidiaries

Interim consolidated financial statements for the six months ended 30 June 2007

Bulgari Group
Consolidated Income Statement for the six months ended 30 June 2007

€/000

	Note	II quarter 2007	II quarter 2006	Changes %	I half year 2007	*of which versus related parties:*	I half year 2006	*of which versus related parties:*	Changes %
- Gross sales		*277,927*	*258,754*		*515,272*	*34*	*476,666*	*148*	
- Allowances an discounts		*(19,599)*	*(18,599)*		*(37,305)*		*(37,098)*		
Net sales		258,328	240,155		477,967		439,568		
Royalties		3,888	2,680		7,694	*47*	5,664	*71*	
Other revenues		403	1,056		2,102		2,542	7	
Total net revenues	2	**262,619**	**243,891**	**7.7%**	**487,763**	**81**	**447,774**	**227**	**8.9%**
Cost of sales	3	(97,405)	(89,846)	8.4%	(176,295)		(161,294)		9.3%
Total contribution margin		**165,214**	**154,045**	**7.3%**	**311,468**		**286,480**		**8.7%**
		62.9%	63.2%		63.9%		64.0%		
Net operating expenses	4	(129,812)	(123,160)	5.4%	(249,766)	(26)	(233,756)	(16)	6.8%
Operating profit		**35,402**	**30,895**	**14.6%**	**61,702**		**52,724**		**17.0%**
		13.5%	12.7%		12.6%		11.8%		
- Interest revenues		*1,043*	*616*		*2,272*	(103)	*1,085*	(115)	
- Interest costs		*(3,089)*	*(2,787)*		*(5,692)*		*(4,634)*		
- Other financial gains (losses)		*(281)*	*(306)*		*(717)*		*(721)*		
- Foreign exchange gain (losses)		*2,972*	*4,589*		*4,563*		*5,617*		
Total financial gains (losses)	5	645	2,112	-69.5%	426		1,347		-68.4%
Net result before taxes		**36,047**	**32,997**	**9.2%**	**62,128**		**54,071**		**14.9%**
Current and deferred taxes	6	(1,698)	(6,798)	-75.0%	(3,901)		(9,575)		-59.3%
Net result		**34,349**	**26,199**	**31.1%**	**58,227**		**44,496**		**30.9%**
of which:									
Minority interest profit		89	(17)	-611.4%	(127)		133		-195.4%
Group Share of Net result		**34,438**	**26,182**	**31.5%**	**58,354**		**44,363**		**31.5%**
		13.1%	**9.9%**		**12.0%**		**9.9%**		

	I half year 2007	I half year 2006
Earning per share (in euros)	0.19	0.15
Number of shares on which the calculation is based	299,760,060	297,890,174
Diluted earning per share (in euros)	0.19	0.15
Number of shares on which the calculation is based	304,391,802	302,550,399

Bulgari Group
Consolidated Balance Sheet at 30 June 2007

€/000

ASSETS

	Note	30 June 2007	*of which versus related parties:*	31 December 2006	*of which versus related parties:*
Property, plant and equipment	7	118,260		113,472	
- Goodwill	*8*	*42,123*		*41,908*	
- Other intangible assets	*9*	*57,148*		*54,316*	
Intangible assets		99,271		96,224	
- Investments in other companies	*10*	*11,898*		*20,132*	
- Other non-current financial assets	*11*	*22,446*		*22,477*	
Investments and other non current financial activities		34,344		42,609	
Deferred tax assets	12	22,762		22,329	
Other non-current assets	15	7,505		8,841	
Non-current financial receivables	11	1,340	*1,340*	929	*929*
NON-CURRENT ASSETS		**283,482**		**284,404**	
NON-CURRENT ASSETS HELD FOR SALE		**-**		**-**	
- Raw materials		*80,882*		*55,988*	
- Work in progresss and semi-finished goods		*143,227*		*123,395*	
- Finished goods and packaging		*386,003*		*349,551*	
Total inventory	13	610,112		528,934	
Trade receivables	14	155,766	*134*	187,020	*158*
- Other tax receivables		*32,444*		*27,060*	
- Other current assets		*27,562*	*62*	*18,864*	*108*
Total other current assets	15	60,006		45,924	
Current financial assets	11	7,145	*2,215*	6,384	*2,787*
Cash and cash equivalent	16	30,023		39,792	
CURRENT ASSETS		**863,052**		**808,054**	
TOTAL ASSETS		**1,146,534**		**1,092,458**	

LIABILITIES AND SHAREHOLDERS' EQUITY

	Note	30 June 2007	of which versus related parties:	31 December 2006	of which versus related parties:
- Share capital		*20,996*		*20,970*	
- Reserves		*104,860*		*121,152*	
- Retained earnings (losses)		*505,877*		*458,482*	
- Income (loss) for the period		*58,354*		*134,271*	
Shareholders' equity attributable to the Group	17	**690,087**		**734,875**	
Shareholders' equity attributable to minority interests		4,200		8,080	
TOTAL SHAREHOLDERS' EQUITY		**694,287**		**742,955**	
Employees' leaving indemnity and other personnel provisions	21	15,405		15,146	
Provisions for risks and charges	22	6,919		6,831	
Deferred tax liabilities	12	21,691		21,949	
Other non-current liabilities	23	487		640	
Non-current financial payables to banks	19	31,545		34,156	
Other non-current financial payables	19	2,803		3,031	
NON-CURRENT LIABILITIES		**78,850**		**81,753**	
NON-CURRENT LIABILITIES HELD FOR SALE		-		-	
Trade payables		160,062	*542*	159,754	*1,306*
- Advances		*4,492*		*3,671*	
- Current tax payables		*3,696*		*6,051*	
- Other current liabilities	23	*46,173*	*6*	*41,502*	*2*
Total other current liabilities		54,361		51,224	
Current financial payables to banks	19	156,275		54,055	
Current financial payables	19	2,699		2,717	
CURRENT LIABILITIES		**373,397**		**267,750**	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1,146,534**		**1,092,458**	

Bulgari Group
Consolidated Cash Flow Statement for the six months ended 30 June 2007
€/000

	30 june 2007	30 june 2006
Cash flows from operating activities		
Net income for the year	58,354	44,363
Depreciation, amortization and impairment of fixed assets	19,680	17,821
Cash flows from operating activities	*78,034*	*62,184*
(Increase) Decrease in trade receivables in working capital	30,767	28,799
(Increase) Decrease of other receivables in working capital	(13,262)	(3,054)
(Increase) Decrease in inventory	(97,600)	(59,111)
Increase (Decrease) in trade payables	1,128	(15,931)
Increase (Decrease) in other payables	2,314	6,336
Exchange differences	17,545	14,047
Other changes, net	89	(521)
Cash flows from changes in net working capital	*(59,019)*	*(29,435)*
Other medium/long-term assets (including other non-current financial assets)	934	1,919
Other medium/long-term liabilities	(150)	(3,041)
(a) Cash flows from operating activities	**19,799**	**31,627**
Cash flows from investing activities		
Purchase of companies (excluding cash/debt acquired)	(2,404)	(505)
Purchases of property, plant and equipment (net of disposals)	(23,729)	(19,481)
Purchase of intangible assets	(7,825)	(5,986)
Reimbursment of investments in other company (excluding other non-current financial assets)	8,233	5
Other changes	2,316	(80)
Exchanges differences	2,672	3,508
(b) Cash flows from investing activities	**(20,737)**	**(22,539)**
Cash flows from financing activities		
Changes in shareholders' equity for increase in share capital	26	4,018
Changes in shareholders' equity relating to minority interests	(3,880)	(703)
Dividends paid	(86,876)	(74,529)
Other changes	(16,292)	(3,449)
(c) Total changes in shareholders' equity	*(107,022)*	*(74,663)*
Changes in medium/long-term financial payables	(2,839)	21,854
Changes in medium/long-term financial receivables	(412)	(86)
(d) Total changes in medium/long-term financial assets	*(3,251)*	*21,768*
(e) Cash flows from financing activities	**(110,273)**	**(52,895)**
(f) Difference in short-term net cash (short-term debt) (a)+(b)+(e)	**(111,211)**	**(43,807)**
Net cash (short-term debt) at the beginning of the year	***(46,854)***	***(49,919)***
Changes in short-term debt (f)	(111,211)	(43,807)
Changes in long-term debt (e)	3,251	(21,768)
Net cash (short-term debt) at the end of the year	***(154,814)***	***(115,494)***
of which: - cash and bank	30,023	46,028
- current financial payables	(158,974)	(118,565)
- current financial assets	7,145	5,487
- non-current financial payables	(34,348)	(49,628)
- non current financial receivables	1,340	1,184

Statement of Changes in Consolidated Shareholders' Equity for the six months ended 30 June 2007

	Share capital	Share premium reserve	Legal reserve	Reserve for translation difference	Other reserves	Stock Option reserve	Hedging reserve	Retained earnings	Net income period	Shareholders' equity attrib. to Group	Shareholders' equity attrib. to minority int.	Total Shareholders' equity
Balance as at 31 December 2006	20,970	123,648	5,762	(21,350)	3,914	6,796	2,382	458,482	134,271	734,875	8,080	742,955
Fluctuations in foreign exchange rates	-	-	-	(21,445)	-	-	-	-	-	(21,445)	(1,353)	(22,798)
Reclassifications	-	-	-	-	-	-	-	-	-	-		-
Fair value of derivatives	-	-	-	-	-	-	1,030	-	-	1,030	-	1,030
Total gains and losses directly recognized to shareholders' equity	-	-	-	(21,445)	-	-	1,030	-	-	(20,415)	(1,353)	(21,768)
Net income of the year									58,354	58,354	127	58,481
Total gains and losses	-	-	-	-	-	-	-	-	58,354	58,354	127	58,481
Dividends paid	-	-	-	-	-	-	-	-	(86,876)	(86,876)	-	(86,876)
Allocation of 2006 net income	-	-	-	-	-	-	-	47,395	(47,395)	-	-	-
Treasury stock sales	-	-	-	-	-	-	-	-	-	-	-	-
Capital increase due to exercise of stock options	26	2,929	-	-	-	-	-	-	-	2,955	-	2,955
Stock Options	-	-	-	-	-	1,194	-	-	-	1,194	-	1,194
Acquisition of 49% Bulgari Korea	-	-	-	-	-	-	-	-	-	-	(2,654)	(2,654)
Balance as at 30 June 2007	20,996	126,577	5,762	(42,795)	3,914	7,990	3,412	505,877	58,354	690,087	4,200	694,287

Statement of Changes in Consolidated Shareholders' Equity for the six months ended 30 June 2006

	Share capital	Share premium reserve	Legal reserve	Reserve for translation difference	Other reserves	Stock Option reseve	Hedging reserve	Retained earnings	Net income period	Shareholders' equity attrib. to Group	Shareholders' equity attrib. to minority int.	Total Shareholders' equity
Balance as at 31 December 2005	16,859	114,489	5,762	(11,149)	2,106	4,423	(28)	428,737	116,447	677,646	8,587	686,233
Fluctuations in foreign exchange rates	-	-	-	(6,319)	-	-	-	-	-	(6,319)	(836)	(7,155)
Reclassifications	-	-	-	12,172	-	-	-	(12,172)	-	-	-	-
Fair value of derivatives	-	-	-	-	-	-	(763)	-	-	(763)	-	(763)
Total gains and losses directly recognized to shareharders' equity	-	-	-	5,853	-	-	(763)	(12,172)	-	(7,082)	(836)	(7,918)
Net income of the year									44,363	44,363	133	44,496
Total gains and losses	-	-	-	5,853	-	-	(763)	(12,172)	44,363	37,281	(703)	36,578
Dividends paid	-	-	-	-	-	-	-	-	(74,529)	(74,529)	-	(74,529)
Allocation of 2006 net income	-	-	-	-	-	-	-	41,918	(41,918)	-	-	-
Treasury stock sales	4,009	-	-	-	1,808	-	-	-	-	5,817	-	5,817
Capital increase due to exercise of stock options	9	651	-	-	-	-	-	-	-	660	-	660
Stock Options	-	-	-	-	-	1,179	-	-	-	1,179	-	1,179
Balance as at 30 June 2006	20,877	115,140	5,762	(5,296)	3,914	5,602	(791)	458,483	44,363	648,054	7,884	655,938

B V L G A R I

Bulgari S.p.A. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES

Bulgari S.p.A. (referred to in the following as the "Parent Company") is a company having its registered office in Italy and its domicile in Via Lungotevere Marzio 11, Rome. The interim consolidated financial statements as of and for the six months ended 30 June 2007 consist of the financial statements of the Parent Company and its subsidiaries and joint ventures (together referred to as the "Group").
These interim consolidated financial statements were authorised for publication by the directors of Bulgari S.p.A. on 13 September 2007.

(a) Statement of compliance

The Bulgari Group has prepared its interim consolidated financial statements in accordance with international accounting standards (International Accounting Standards (IAS) or International Financial Reporting Standards (IFRS)) and the related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC), as adopted by the European Commission (also referred to in the following overall as "IFRS"). More specifically, following the introduction of European Community Regulation no. 1606 of 19 July 2002, and on the basis of the requirements of article 81 of the Regulations for Issuers as amended by Consob in resolution no. 14990 of 14 April 2006, the Bulgari Group has prepared its consolidated half-year financial statements in accordance with International Accounting Standard 34 *Interim Financial Reporting*. These consolidated half-year financial statements do not include all the disclosures required in the preparation of annual financial statements and should be read together with the consolidated financial statements for the year ended 31 December 2006.

In order for the disclosures provided to be more complete, and as required by article 81, paragraph 3 of the Regulations for Issuers referred to above, the balance sheet and income statement of the Parent Company Bulgari S.p.A. as of and for the six months ended 30 June 2007 are also presented, prepared in accordance with IFRS. These two statements do not represent the Parent Company's financial position, results and cash flows in a complete manner in accordance with IFRS as not all the data and information required by IFRS are included.

(b) Basis of presentation

The interim consolidated financial statements consists of the balance sheet, the income statement, the cash flow statement, the statement of changes in shareholders' equity and these notes. Current and non-current assets and liabilities are presented separately in the balance sheet. Costs are presented in the profit and loss account based on their function, as this classification is used for internal reporting and corresponds to the way in which the business is managed. Income and expense arising from non-recurring events and circumstances are presented in the income statement, where material, by using specific sub-items. The cash flow statement is presented using the indirect method.
The interim consolidated financial statements have been prepared using the same accounting principles as those used in the preparation of the consolidated financial statements as of and for the year ended 31 December 2006 and the interim consolidated financial statements as of and for the six months ended 30 June 2006.
The interim consolidated financial statements are reported in euros and all amounts are stated in thousands of euros unless otherwise indicated.

The financial statements of companies included in the scope of consolidation have all been prepared as of the balance sheet date of the consolidated financial statements and adjusted, where necessary, to align them with the accounting principles and policies adopted by the Parent Company.
The interim consolidated financial statements have been prepared on a cost basis, adjusted as required for the measurement of certain financial instruments.
Columns have been added to the balance sheet and income statement to show related party transactions and balances as per Consob Resolution no. 15519 of 27 July 2006. This information is not provided for the cash flow statement given its limited materiality.

(c) Consolidation principles

(i) Subsidiaries

Subsidiaries are those companies for which the Parent Company is in a position to determine, either directly or indirectly, the financial and operating policies for the purpose of obtaining the benefits resulting from a subsidiary's activities. In assessing whether control exists, potential voting rights that are currently exercisable or convertible are also taken into consideration. The financial statements of subsidiaries are included in the interim consolidated financial statements from the date on which the Group acquires control until the date on which that control ceases. Minority interests in shareholders' equity and in the result for the year are presented separately in both the consolidated balance sheet and the consolidated income statement.

(ii) Joint ventures

Joint ventures are those entities in which the Group exercises contractually agreed joint control with other entities. In determining whether control exists, instruments having the potential, if exercised or converted, to give the Group voting rights are also considered. The financial statements of joint ventures are consolidated using the proportionate method. As a result the consolidated half-year report includes the Group's share of the assets, liabilities, revenues and costs of these companies on a line-by-line basis from the date on which the Group acquires joint control until the date on which that joint control ceases.

(iii) Intragroup transactions

All intragroup balances and transactions, including any profits not yet realised with third parties, resulting from relations between Group companies, are fully eliminated. The Group's share of any losses not yet realised with third parties are eliminated unless they represent losses in value. Unrealised profits and losses generated by transactions with joint ventures are eliminated on the basis of the investment held by the Group in these companies.

(d) Foreign currency

(i) Transactions in foreign currency

The financial statements of consolidated companies are prepared using the functional currency of the economic environment in which a consolidated company operates.
In those financial statements, all transactions denominated in a currency different from the functional currency are recorded at the exchange rate at the date of the transaction. Assets and liabilities denominated in a currency different from the functional currency are subsequently translated using the exchange rate at the balance sheet date of the period presented, with any exchange differences arising recognised in the income statement.
Non-monetary assets and liabilities denominated in foreign currencies and recorded at historical cost are translated using the exchange rate at the date when the transaction was initially recognised.

(ii) Translation of foreign currency financial statements

Revenues, costs, assets and liabilities included in the consolidated half-year report are expressed in euros, which is the functional currency of the Parent Company Bulgari S.p.A..
In preparing the consolidated half-year report, the financial statements of companies included in the consolidation which have a functional currency different from the euro are translated by applying the exchange rate ruling at the balance sheet date to the assets and liabilities (including goodwill and consolidation adjustments), the historical exchange rate ruling at the date of the respective transaction to items of shareholders' equity and the average exchange rate for the period (which approximates the exchange rates at the date of the transactions) to the income statement. All resulting exchange differences are recognised directly as a separate equity reserve.
Exchange differences are recognised in the income statement only on the disposal of the investment or on the dissolution of the company to which they refer.

The rates of exchange between the euro and the currencies of those countries which have not joined the single currency are as follows:

	30/06/2007		31/12/2006		30/06/2006	
Currency	Income Statement	Balance Sheet	Income Statement	Balance Sheet	Income Statement	Balance Sheet
USD	1.3293	1.3505	1.2556	1.3170	1.2290	1.2713
YEN	159.6436	166.6300	146.0711	156.9300	142.1745	145.7500
CHF	1.6319	1.6553	1.5731	1.6069	1.5614	1.5672
GBP	0.6747	0.6740	0.6819	0.6715	0.6872	0.6921
SGD	2.0316	2.0664	1.9939	2.0202	1.9764	2.0137
HKD	10.3852	10.5569	9.7541	10.2409	9.5346	9.8745
AUD	1.6443	1.5885	1.6667	1.6691	1.6545	1.7117
MYR	4.6027	4.6626	4.6029	4.6490	4.5298	4.6714
DKK	7.4512	7.4422	7.4591	7.4560	7.4602	7.4592
TWD	43.9291	44.4469	40.8246	42.9314	39.6109	41.2450
KRW	1,241.4253	1,247.7300	1,198.0800	1,224.8100	1,182.8954	1,206.0800
CNY	10.2589	10.2816	10.0077	10.2793	9.8696	10.1648
THB	44.2687	42.6150	47.5678	46.7700	47.5740	48.5750
MOP	10.7011	10.8990	10.0474	10.5510	-	-

On first-time adoption of IFRS, the cumulative translation differences arising from the consolidation of the financial statements of companies prepared in currencies outside the euro area were deemed to be zero as permitted by IFRS 1. Any gain or loss on the subsequent disposal of these companies will only include the cumulative translation differences arising after 1 January 2004.

(e) Business combinations

All business combinations are accounted for by applying the purchase method. Under the purchase method the cost of acquisition is the fair value at the date of exchange of the assets given and liabilities incurred or assumed plus any costs directly attributable to the acquisition. The cost of a business combination is then allocated to the acquiree's identifiable assets acquired and liabilities and contingent liabilities assumed at their fair values. The excess of the cost of the acquisition over the Group's

interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognised is accounted for as goodwill. If the net fair value exceeds the cost of the acquisition, the excess is recognised immediately in the income statement.

On first-time adoption of IFRS the Group elected not to apply IFRS 3 *Business Combinations* retrospectively to business combinations that occurred before 1 January 2004. As a result any goodwill arising from acquisitions that occurred before the date of transition to IFRS has been left unchanged at its carrying amount in the last consolidated financial statements prepared in accordance with the previous accounting principles, being those at 31 December 2003.

(f) Property, plant and equipment

(i) Owned assets

Property, plant and equipment are stated at cost, including any directly attributable incidental expenses. They are included as assets only when it is probable that future economic benefits will result from their use and when cost may be reliably determined.

Cost includes:

a) purchase price (including any import duties and non-refundable purchase taxes), after deducting trade discounts and rebates;
b) any costs incurred directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Costs incurred subsequent to purchase are recognised as an increase in the accounting value of the component to which they relate, if the future benefits resulting from the cost incurred for the replacement of a component of a building or plant and machinery will flow to the Group and if the cost can be reliably estimated. All other costs are recognised in the income statement for the period in which they are incurred.

If significant components of buildings, plant or machinery have different useful lives, then these are accounted for separately by applying the cost method described above.

(ii) Assets acquired under finance leases

Property, plant and equipment acquired under finance leases, under which all the risks and rewards incidental to ownership of an asset are substantially transferred to the Group, are recognised as assets at their fair value or, if lower, at the present value of the minimum lease payments due under the lease contract. The corresponding amount due to the lessor is included as part of financial liabilities.
Lease arrangements under which the lessor substantially keeps all the risks and rewards incidental to ownership of an asset are accounted for as operating leases, with lease payments being recognised as an expense on a straight-line basis over the lease term.

(iii) Depreciation

Subsequent to their initial recognition, owned property, plant and equipment and property, plant and equipment acquired under finance leases are stated net of depreciation and any impairment losses are determined under the method described in the following. Depreciation commences when property, plant or machinery becomes available for use and ceases when its is sold or when it is no longer expected to generate future benefits; it is calculated systematically on a straight line basis over the estimated useful lives of assets. Assets acquired under finance leases are depreciated over their estimated useful lives; in the case that there is no reasonable certainty that the Group will acquire the

asset at the end of the lease term, it is depreciated over the lower of the lease term and its estimated useful life.

The estimated useful lives of assets are reviewed at least on an annual basis.

The following table sets out the main useful lives of assets:

Asset category	Useful life (years)
Buildings	33
Plant and machinery	3 - 13
Industrial and commercial equipment	7 - 5
Furniture, office equipment and fittings	5 - 8
Motor vehicles	4

Improvements made to leased properties are stated at cost and depreciated over a period equal to the lower of the lease term and their estimated useful lives.

(g) Intangible assets

(i) Goodwill

Goodwill is not amortised subsequent to initial recognition and is stated net of any impairment losses determined in the manner described below.

Goodwill resulting from the acquisition of a company, and any adjustment to the fair values of the assets and liabilities deriving from the acquisition of that company, are accounted for as the assets and liabilities of the company itself. As a consequence, in the case of the acquisition of a foreign company, these are stated in the functional currency of the acquired company and translated using the exchange rate ruling at the balance sheet date.

Goodwill resulting from acquisitions made prior to 1 January 2004 is stated at its net book value in the last consolidated financial statements prepared in accordance with the previous accounting principles (those at 31 December 2003).

(ii) Other intangible assets

Intangible assets are recognised as such only if it is probable that future economic benefits associated with the asset will flow to the entity and if the cost of an asset can be measured reliably, and are stated at cost, including any directly attributable incidental expenses.

Research expenditure is recognised as an expense in the income statement when it is incurred. Development costs are capitalised as assets only if it can be demonstrated that they are capable of producing future economic benefits.

Subsequent costs incurred for intangible assets are capitalised as part of the asset to which they relate if it is probable that future benefits will flow to the Group and if cost can be reliably estimated. All other subsequent costs are recognised in the income statement when incurred.

(iii) Amortisation

Subsequent to their initial recognition assets with a finite useful life are stated net of accumulated amortisation and any impairment losses are determined in the manner described below. Amortisation of an asset begins when it is available for use and ceases when it is sold or if it is not expected to produce future economic benefits, and is allocated systematically on a straight-line basis over its estimated useful life, which is reviewed on an annual basis.

Intangible assets with an indefinite useful life are not amortised but are stated net of any impairment losses determined in the manner described below.

The following table sets out the main useful lives of assets:

Asset category	Useful life (years)
Development costs	Max 5
Industrial patents and intellectual property rights	Max 5
Concessions, trade marks and licences	Max 5
Assets under formation	-
Fees for taking over the lease of premises and other contractual fees	Contract term

(h) Impairment

At the end of each period presented, property, plant and equipment and intangible assets are reviewed to assess whether there are any indications of impairment. If any such indication exists, the recoverable amount of the asset is determined.
The recoverable amount of goodwill and other intangible assets having an indefinite useful life, if present, is in any case determined at least once a year.
The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use.
In the absence of a binding sales agreement, fair value is estimated on the basis of values obtained from an active market or from recent transactions or on the basis of the best information available that reflects the amount that the company could obtain from the sale of the asset.

Value in use is defined as the present value of future pre-tax cash flows expected to be derived from the use of an asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks of the related activities. If an asset does not generate cash flows that are largely independent, its recoverable amount is determined in relation to the cash generating unit to which it belongs.

An impairment loss for an asset is recognised in the income statement if its carrying amount, or that of the cash generating unit to which it allocated, is higher than its recoverable amount. The impairment losses of a cash generating unit are firstly allocated to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on the basis of their carrying amounts.

Impairment losses other than those relating to goodwill are reversed to the extent of the carrying amount that would have been determined had no impairment loss been recognised, if the reasons which led to the loss no longer exist or if there have been changes in the estimates made to determine the recoverable amount.

(i) Financial instruments

(i) Investments in other entities

All investments in other entities are classified as "available for sale" and are stated at fair value, with any gains or losses recognised directly in equity. These gains and losses are released to the income statement on the disposal of the investments. If fair value is not reliably determinable, the investments are stated at cost, adjusted for any impairment loss whose effect is recognised in the income statement on the basis of the present value of expected cash future cash flows discounted at the current market return for a similar financial asset.

Losses exceeding the carrying value of an investment are recognised as a liability in the caption "provisions for risks and charges - other" to the extent that the investor has undertaken to fulfil any legal or constructive obligations towards the investee company or to make good its losses.

(ii) Other financial assets

Financial assets for which there is the intention and ability to hold to maturity are recognised at cost (represented by the fair value of the initial consideration given) to which are added transaction costs (such as commissions and advisors' fees). Measurement subsequent to initial recognition is at amortised cost using the effective interest method.

Trade receivables are stated at amortised cost, net of any impairment losses. Impairment losses are determined on the basis of the present value of expected future cash flows, using a discount rate based on the original effective interest rate.

Trade receivables whose due date is based on normal commercial terms are not discounted.

Cash and bank balances consist of those balances which are payable on demand or within a very short period and which may be withdrawn without cost.

(iii) Other financial liabilities

Other financial liabilities, including trade payables, are stated at amortised cost using the original effective interest method.

(iv) Treasury shares

Treasury shares are stated at cost and presented as a reduction of shareholders' equity. Any gains or losses resulting from subsequent sale are recognised directly in equity.

(l) Inventory

Inventory is stated at the lower of the cost of acquisition or production and estimated net realisable value, less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost configuration adopted is as follows:

(a) stocks of finished goods, consisting of single pieces, are valued on the basis of the specific identification of the cost;
(b) all other stock, grouped together in homogeneous categories, is valued on the basis of weighted average cost;

(c) work in progress is valued on the basis of production cost, which includes the consumption of raw materials, direct labour and indirect production costs, based on the stage of production at the balance sheet date.

In order to estimate net realisable value, the value of obsolete and slow-moving goods is written down on the basis of an estimation of their future use or realisation by creating a special adjustment reserve to reduce the value of the inventories.

(m) Provisions for risks and charges

Provisions for risks and charges are recognised when there is a present obligation (legal or constructive) as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation and when a reliable estimate of the amount of the obligation can be made from the available evidence.

Where the effect of the time value of money is material and the payment dates of the obligations can be reliably estimated, the amount of provisions is determined by discounting the estimated future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and, where applicable, the risks specific to the liability.

Changes in estimate are recognised in the income statement of the period in which they occur.

(n) Employee benefits

Short-term employee benefits, such as wages, salaries and social security contributions, compensated absences and annual leave where the absences are expected to occur within twelve months after the balance sheet date and all other benefits in kind are recognised in the period in which the service is rendered by the employee.
Benefits guaranteed to employees which are payable on or after the completion of employment through defined benefit plans are recognised in the period in which the right matures.
Liabilities relating to defined benefit plans, net of any plan assets, are recognised on the basis of actuarial assumptions using the projected unit credit method and on an accrual basis consistent with the service provided to obtain such benefits; the determination of these liabilities is made by independent actuaries.
Any actuarial gains or losses resulting from changes in actuarial assumptions or changes in the conditions of a plan are recognised in the income statement if, and to the extent that, the unrecognised net amount at the end of the previous reporting period exceeds the greater of 10% of the obligation relating to the plan and 10% of the fair value of any plan assets at that date (the so-called corridor method).
On first-time application of IFRS, the Group decided to recognise all cumulative actuarial gains and losses at 1 January 2004, despite having opted for the corridor method for subsequent actuarial gains and losses.

Law no. 296 of 27 December 2006 and subsequent decrees and implementing regulations (the Pension Reform or *Riforma Previdenziale*) issued in the first part of 2007 introduced changes to the way in which the Italian employees' leaving indemnity (the *Fondo Trattamento di Fine Rapporto* or *TFR*) is governed, leading to the following effects on the Group's consolidated financial statements:

- the TFR continues to be a defined benefit plan for amounts accrued up to 31 December 2006. Given the changes introduced by the reform, the component relating to expected future salary increases has been excluded from 1 January 2007 in calculating the present value of the obligation. The difference arising on the recalculation of the TFR accrued up to 31 December 2006 in accordance with the new assumptions introduced by the Pension Reform has been

recognised in the income statement in full under the item 'personnel costs', as required by paragraph 109 of IAS 19;

- from 1 January 2007 the TFR is considered as a defined contribution plan and accordingly the amounts accruing from that date are recognised fully as a cost and presented as a payable under the item 'employees' leaving indemnity', net of any contributions already paid over.

As a consequence of this the TFR liability has been recalculated with the resulting recognition of a non-recurring gain (arising from a curtailment) reducing personnel costs for the first half of 2007, in accordance with the accounting treatment recommended by the competent accounting bodies.

(p) Revenues and costs

Revenues from sales and services are recognised to the extent that it is probable that the respective economic benefits will flow to the Group and when it is possible to measure the fair value of the consideration reliably. Revenues are stated net of discounts, returns and commercial rebates.

In particular revenues from sales and services are recognised when all the significant risks and rewards of ownership have been transferred to the buyer and when the services have been rendered.

Financial income and expense are recognised on an accrual basis recognising the interest matured on the net value of the respective assets and liabilities using the effect interest rate.

Dividends are recognised when the shareholders have the right to receive payment and namely at the time that shareholders in general meeting resolve their distribution.

Cost of sales includes the cost of production or purchase of products and goods which have been sold. More specifically, it includes the cost of materials and transformation, general expenses directly related to production, the depreciation and amortisation of plant and machinery and intangible assets used in production and write-downs of inventory.

(q) Taxation

Current income taxes are determined on the basis of a realistic estimate of the tax charge for the period of every company included within the scope of consolidation, in compliance with tax rates and tax laws that are in force or substantively in force in each country at the balance sheet date.

The expected liability is recognised in the balance sheet under the item "Provisions for risks and charges", offset by any advance payments made, or under the item "Other current tax credits" if an asset results from the offsetting process.

Deferred tax assets and liabilities are determined from the temporary differences between the book value of assets and liabilities as stated in the consolidated balance sheet and their corresponding tax bases, taking into account the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on those rates and laws that have been enacted or substantively enacted by the balance sheet date.
Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised; the recoverability of deferred tax assets in this manner is reviewed at each balance sheet date.
Deferred tax liabilities are also recognised on undistributed profits at the balance sheet date in the event that such profits will be taxed on distribution.
Taxation that could arise on the transfer of the undistributed profits of subsidiaries is only recognised if there is the real intention to transfer such profits in the foreseeable future.
Taxation not connected with income is included in operating expenses.

Current and deferred tax assets and liabilities are offset when income taxes are levied by the same taxation authority and when there is a legally enforceable right of set off.

(r) Share-based payment

The Group offers stock options to specific categories of employees and to the managing director as a form of remuneration for services rendered.
The cost of these services is measured at the fair value of the options at the date on which they are granted.
This cost is recognised in the income statement over the vesting period, that is the period from the grant date to the date on which the option matures, taking into account the best available estimate of the number of options that will be exercised.

(s) Use of estimates

The preparation of the financial statements requires the directors and managers of the Group to make estimates and assumptions which affect the carrying amounts of the assets and liabilities in the consolidated balance sheet and the disclosures relating to contingent assets and liabilities at the balance sheet date. These estimates and assumptions are based on accumulated experience and other factors considered reasonable in the circumstances and have been adopted to determine the accounting value of those assets and liabilities which is not easily obtainable from other sources. Estimates and assumptions are regularly reviewed and any changes are recognised in the income statement of the period of the change, if the change affects that period only, or the income statements of the period of the change and future periods, if the change affects both. The actual results could differ from these estimates as a result of the uncertainty inherent in the assumptions and conditions on which they are based.
More specifically, estimates are used in the recognition of provisions for the risk of inventory obsolescence and the recoverability of receivables, in the measurement of any impairment of tangible and intangible assets, for depreciation and amortisation, in the measurement of employee benefits and stock option plans, in the recognition of taxation, in the measurement of provisions and other contingent liabilities and in the measurement of derivative financial instruments.

(t) Earnings per share

Earnings per share is calculated on the basis of the weighted average number of shares outstanding during the period, excluding treasury shares held by the Group.

Diluted earnings per share is calculated on the basis of the weighted average number of shares outstanding during the period, excluding treasury shares, to which is added the weighted average number of shares which would result if all stock options were exercised, factored by the difference between the average market price of the share during the period and the weighted average exercise price.

(u) Risk management

(i) Credit risk

The Group is not exposed to significant credit risk given the nature of its business in which risk of this nature is limited to the sector of sales to distributors. Trade receivables are stated in the financial statements net of a write-down determined on the basis of the risk that a customer will not fulfil his

contractual obligations; this write-down is determined by taking into consideration all the information that is available regarding the solvency of the customer and by taking into account historical data.

(ii) Liquidity risk

The Group is not exposed to liquidity risks. The cash flows, funding requirements and liquidity of Group companies are monitored and managed centrally under the supervision of the Group's Treasury Department, with the aim of ensuring that funds are effectively and efficiently managed.

(iii) Currency risk and interest rate risk

The Group is exposed to various market risks in carrying out its activities and in particular to the risk of fluctuations in interest rates, foreign exchange rates and the price of gold.
To minimise these risks, the Group acquires derivative financial instruments available on the market to hedge the risk of both specific operations and complex exposures.
In particular, to reduce the risk of changes in the value of assets, liabilities and forecast foreign currency cash flows to be generated by expected future operations, mostly forward and option contracts are used. The same instruments are used to reduce the risk of changes in the price of gold.
To minimise the risk connected with interest rate fluctuations, interest rate swaps and option contracts are used.
The Group does not enter into speculative transactions in managing its finance and treasury and has adopted specific procedures which require that prudent criteria be followed.

Consistent with IAS 39, derivative instruments acquired for hedging purposes qualify for hedge accounting as described in that standard only if:

a) at the inception of the hedge there is a formal designation and documentation of the hedging relationship;
b) the hedge is highly effective;
c) the effectiveness can be reliably demonstrated.

If an instrument is designated to offset the exposure to changes in the fair value of the hedged item (for example, the hedge of the changes in fair value of floating rate loans or foreign currency receivables and payables), it is recognised at fair value, with subsequent changes in fair value being recognised in the income statement; in a consistent manner, hedged items are adjusted to reflect the changes in fair value attributable to the risk being hedged.

If an instrument is designated to offset the exposure to the variability in the cash flows of a transaction (a cash flow hedge; for example the hedging of the variability in cash flows of forecast transactions due to foreign exchange rate fluctuations), the effective portion of the gain or loss arising from changes in the fair value of the hedging instrument is recognised directly in equity (the ineffective portion is recognised immediately in the income statement under the item foreign exchange gains (losses)).
The amounts recognised in equity are subsequently reclassified into the income statement in the period in which the forecast contracts and transactions affect profit or loss.

Changes in the fair value of derivatives which do not meet the conditions for recognition as hedging instruments are recognised in the income statement.

Derivates are accounted for on the trade date.

1. **Acquisition/establishment and disposal of companies**

On 18 January 2007, the Group acquired the remaining 49% of Bulgari Korea Ltd. in which it already had a 51% holding at a price of KW 3,178,668 thousand. This company, which has a subscribed share capital of KW 4,500,000, is therefore now wholly owned by Bulgari International Corporation (BIC) N.V..

On 25 January 2007, the Group acquired Bulgari Parfums Iberia S.L., a company with its headquarters in Barcelona. This company, which is wholly owned by Bulgari Espana S.A., has subscribed and fully paid share capital of 10,000 euros. A price of 2,083 thousand euros was paid for a share of net equity of the same amount, inclusive of goodwill of 950 thousand euros. This acquisition forms part of the Group's objectives of strengthening and optimising the distribution of perfumes in Spain and Portugal, markets that are experiencing considerable growth.

Bulgari Panama Inc. was established on 31 January 2007. This company, which has its headquarters in Panama City and subscribed and fully paid share capital of US$ 10,000, is wholly owned by Bulgari International Corporation (BIC) N.V.. The company will run an exclusive Bulgari brand store in Panama City.

On 23 May 2007, 37.5% of the share capital of Opera Management S.A. was sold at a price of 445 thousand euros, leading to a gain of 350 thousand euros recognised in other financial income (expense).
As the result of this sale the company, which was previously consolidated using the proportionate method, left the consolidation scope; the remaining value of this investment of 13 thousand euros representing 11.45% is classified as 'Investments in other companies'.

A second transaction took place on 23 May 2007, when 37.5% of the share capital of Opera SGR S.p.A. was sold at a price of 443 thousand euros, leading to a loss of 50 thousand euros recognised in other financial income (expense).
As the result of this sale the company, which was previously consolidated using the proportionate method, left the consolidation scope; the remaining value of this investment of 138 thousand euros representing 12.5% is classified as 'Investments in other companies'.

Reference should be made to note 28 for a discussion of changes in the consolidation scope.

2. **Revenues**

Thousands of euros	Q2 2007	Q2 2006	HY1 2007	HY1 2006
Net sales	258,328	240,155	477,967	439,568
Royalties	3,888	2,680	7,694	5,664
Other revenues	403	1,056	2,102	2,542
	262,619	243,891	487,763	447,774

Reference should be made to note 24 "Segment information" and the Report of the Board of Directors on the Group's performance for an analysis of revenues by type of product and by geographical area.

3. **Cost of sales**

Cost of sales of 176,295 thousand euros (161,294 thousand euros for the first half of 2006) consists of the cost of production or purchase of products and goods which have been sold. In particular, it includes the cost of materials and transformation, general expenses directly related to production, the

depreciation and amortisation of plant and machinery and intangible assets used in production and write-downs of inventory.

4. Net operating expenses

Thousands of euros	Note	Q2 2007	Q2 2006	HY1 2007	HY1 2006
Personnel costs	21	40,848	40,222	81,456	78,059
Variable selling expenses		12,086	10,017	21,669	18,384
Other selling, general and administrative expenses		46,458	43,309	91,304	84,078
Advertising and promotion expenses		30,420	29,612	55,337	53,235
		129,812	123,160	249,766	233,756

Personnel costs relate to both selling and administrative functions.

Variable selling expenses

Thousands of euros	Note	Q2 2007	Q2 2006	HY1 2007	HY1 2006
Credit card commissions		1,242	828	2,417	2,088
Agency fees		1,846	1,226	3,388	2,627
Transport expenses		3,330	3,498	6,213	5,716
Sales commissions	21	2,315	1,542	3,694	2,705
Other		3,353	2,923	5,957	5,248
		12,086	10,017	21,669	18,384

"Agency fees" relate almost exclusively to commissions of 3,287 thousand euros (2,454 thousand euros in the first half of 2006) paid to agents for the sale of perfumes.

The change in "Other" of 5,957 thousand euros relates principally to increases in product warehousing costs and in premises costs for Bulgari stores in duty free areas. The item also includes commissions payable for the logistical handling of Bulgari perfumes, which in North America is outsourced to a partner.

Other selling, general and administrative expenses

Thousands of euros	Q2 2007	Q2 2006	HY1 2007	HY1 2006
Rentals	15,153	13,642	29,942	26,160
Other operating expenses	9,224	8,824	16,688	16,754
Net other general exp.	22,081	20,843	44,674	41,164
	46,458	43,309	91,304	84,078

The increase in rentals is essentially due to the new premises used by the Group for carrying out its business; the principal increases regard the new stores in New York, Lugano, Marbella and Macao.

"Other operating expenses" consist mainly of general expenses of 6,254 thousand euros (3,070 thousand euros for the first half of 2006), accruals to provisions of 1,682 thousand euros (2,656 thousand euros for the first half of 2006), the majority of which relate to credit risk and litigation, utility costs of 2,545 thousand euros (2,325 thousand euros for the first half of 2006), hire charges of 2,022 thousand euros (1,778 thousand euros for the first half of 2006), relating principally to company cars and office machines, and maintenance expenses of 2,403 thousand euros (2,106 thousand euros for the first half of 2006).

"Other general expenses, net" regard mostly travel and transfer expenses of 6,969 thousand euros (6,811 thousand euros for the first half of 2006), consultancy costs of 7,233 thousand euros (5,429 thousand euros for the first half of 2006), taxes other than income taxes of 2,774 thousand euros (2,663 thousand euros for the first half of 2006), including non-deductible prior year taxes of 249 thousand euros paid abroad on a final basis by Bulgari S.p.A. and not recoverable, emoluments and fees to company bodies of 2,463 thousand euros (2,583 thousand euros for the first half of 2006) and insurance costs of 1,237 thousand euros (1,726 thousand euros for the first half of 2006). The item also includes depreciation and amortisation of 19,651 thousand euros (17,779 thousand euros for the first half of 2006), relating principally to leasehold improvements, expenditure for taking over rented premises and computer hardware and software.

5. Financial income (expense)

Interest income

Thousands of euros	**Q2 2007**	**Q2 2006**	**HY1 2007**	**HY1 2006**
Dividend income from third parties	-	-	507	-
Bank interest income	166	172	293	295
Interest income from public authorities	42	37	76	105
Premium income on hedging activities	781	343	1,279	561
Other	54	64	117	124
	1,043	616	2,272	1,085

Interest expense

Thousands of euros	**Q2 2007**	**Q2 2006**	**HY1 2007**	**HY1 2006**
Bank interest expense	(44)	(41)	(110)	(69)
Loan interest expense	(1,433)	(1,039)	(2,115)	(1,795)
Premium expense on hedging activities	(1,600)	(1,699)	(3,424)	(2,759)
Other	(12)	(8)	(43)	(11)
	(3,089)	(2,787)	(5,692)	(4,634)

Other financial income (expense)

Thousands of euros	**Note**	**Q2 2007**	**Q2 2006**	**HY1 2007**	**HY1 2006**
Financial discount and allowance income		39	207	90	360
Gains on investiment disposal		350	-	350	-
Financial discount and allowance expense		(189)	(218)	(349)	(380)
Bank commissions and charges		(234)	(159)	(400)	(336)
Actuarial losses on employees' leaving indemnity (TFR)	**21**	(110)	(112)	(233)	(224)
Other		(137)	(24)	(175)	(141)
		(281)	(306)	(717)	(721)

"Gains on the investiment disposal" of 350 thousand euros (nil in the first half of 2006) regard the sale of 37.5% of the shares of Opera Management S.A..

Exchange gains (losses)

Thousands of euros	**Q2 2007**	**Q2 2006**	**HY1 2007**	**HY1 2006**
Exchange gains	33,109	21,226	56,019	37,885
Exchange losses	(30,137)	(16,637)	(51,456)	(32,268)
	2,972	4,589	4,563	5,617

6. Taxation

Thousands of euros	**Note**	**Q2 2007**	**Q2 2006**	**HY1 2007**	**HY1 2006**
Current taxation		2,259	7,472	4,500	9,643
Deferred taxation	**12**	(654)	(610)	(770)	(265)
Prior year taxation		93	(64)	171	197
		1,698	6,798	3,901	9,575

7. Property, plant and equipment – 118,260 thousand euros

Property, plant and equipment and changes for the period are set out as follows:

Thousands of euros	Land and buildings	Plant and machinery	Indust. and comm. equipment	Furniture, office eq. and fittings	Motor vehicles	Aircraft	Leasehold improvs.	Constr. in prog. and adv. payms.	Total
Year 2005									
Cost	19,192	21,921	16,185	85,425	373	5,810	115,360	1,685	265,951
Accumulated depreciation	(5,703)	(15,561)	(11,351)	(60,981)	(344)	(1,894)	(72,051)	-	(167,885)
Net book value at 31/12/2005	**13,489**	**6,360**	**4,834**	**24,444**	**29**	**3,916**	**43,309**	**1,685**	**98,066**
Changes in 2006									
Exchange rate fluctuations	(185)	(64)	(111)	(1,077)	(1)	2	(2,143)	33	(3,546)
Change in scope of consolid.	-	12	-	53	-	-	-	-	65
Reclassifications	28	244	(5)	382	-	-	1,058	(1,747)	(40)
Purchases	1,166	4,626	1,158	15,869	-	-	12,951	13,348	49,118
Disposals	-	(24)	(1)	(32)	-	-	(29)	-	(86)
Depreciation	(1,082)	(2,483)	(1,622)	(10,177)	(14)	(237)	(12,304)	-	(27,919)
Write-downs	(40)	-	-	(52)	-	(1,403)	(690)	(1)	(2,186)
Total changes in 2006	**(113)**	**2,311**	**(581)**	**4,966**	**(15)**	**(1,638)**	**(1,157)**	**11,633**	**15,406**
Year 2006									
Cost	20,039	26,226	16,894	97,329	337	5,814	118,887	13,318	298,844
Accumulated depreciation	(6,663)	(17,555)	(12,641)	(67,919)	(323)	(3,536)	(76,735)	-	(185,372)
Net book value at 31/12/2006	**13,376**	**8,671**	**4,253**	**29,410**	**14**	**2,278**	**42,152**	**13,318**	**113,472**
Changes in first half of 2007									
Exchange rate fluctuations	(142)	(59)	(96)	(567)	(5)	4	(861)	(27)	(1,753)
Change in scope of consolid.	-	(7)	-	(42)	-	-	-	-	(49)
Reclassifications	488	281	22	634	-	-	11,332	(12,634)	123
Purchases	1,164	1,443	727	7,039	-	-	9,786	3,570	23,729
Disposals	-	(3)	(2)	(69)	-	(2,282)	-	-	(2,356)
Depreciation	(620)	(1,376)	(698)	(5,637)	(2)	-	(6,331)	-	(14,664)
Write-downs	(11)	-	-	(162)	-	-	(78)	(1)	(252)
Internal capitalisation	-	10	-	-	-	-	-	-	10
Total changes in first half of 2007	**879**	**289**	**(47)**	**1,196**	**(7)**	**(2,278)**	**13,848**	**(9,092)**	**4,788**
First half of 2007									
Cost	21,365	26,981	16,696	100,204	255	-	121,113	4,226	290,840
Accumulated depreciation	(7,110)	(18,021)	(12,490)	(69,598)	(248)	-	(65,113)	-	(172,580)
Net book value at 30/06/2007	**14,255**	**8,960**	**4,206**	**30,606**	**7**	**-**	**56,000**	**4,226**	**118,260**

The main increases of the period regard the renovation or the opening of new stores, as summarised in the following table:

	Furniture, office equipment and fittings	Leasehold improvements	Total	Main stores renovated or opened in the first half of 2007
Bulgari Corporation of America Inc.	1,375	5,322	6,697	Fifth Ave/ Madison Ave - New York (U.S.)
Bulgari S.A.	1,783	-	1,783	Lugano (Switzerland)
Bulgari Japan Ltd.	1,028	554	1,582	Shibuya Tokyu/ Shinyukyu Takashimaya (Japan)
Bulgari Espana S.A. Unipersonal	-	1,060	1,060	Marbella (Spain)
Bulgari France S.A.S.	110	901	1,011	Genta store in Rue de la Paix - Paris (France)
Bulgari South Asia Operation S.A.	148	154	302	Siam Paragon - Bangok (Thailand)
Bulgari Shanghai Commercial Company	225	-	225	Chengdu - Republic of China
Other	2,370	1,795	4,165	
TOTAL	7,039	9,786	16,825	

Investments in "Furniture, office equipment and fittings" additionally include purchases of 803 thousand euros made by Bulgari Global Operations S.A. of window displays to be used in the third party distribution network for the presentation of BVLGARI products in certain of the leading airports in the world, of which Taipei (Taiwan) deserves mention.

Leasehold improvements include amongst other things the expenditure incurred for restructuring the offices of Bulgari France S.A.S. (349 thousand euros) and for the expansion of the production facilities of Daniel Roth et Gérald Genta Haute Horologerie S.A. (1,672 thousand euros).

The increase in "Construction in progress and advance payments" mainly consists of the expenditure incurred in the half year for the new store in Costa Mesa in California (655 thousand euros), the store in Rome dedicated to Bulgari accessories (608 thousand euros) and displays yet to be completed relating to the distribution of Bulgari products(676 thousand euros).

Additional increases for new purchases relate mostly to investments in plant and machinery by Bulgari Commercial (Shanghai) Co. Ltd. (541 thousand euros) and in production plant by Daniel Roth et Gérald Genta Haute Horologerie S.A. (227 thousand euros), Crova S.p.A. (168 thousand euros) and Bulgari Time (Switzerland) S.A. (157 thousand euros).

Increases in "Land and buildings" consist for the most part of the expenditure of 326 thousand euros incurred by Cadran Design S.A. in purchasing a new building to be used in production.

"Disposals" relate mainly to the sale of an aeroplane owned by the Group until the beginning of 2007, whose carrying amount had already been adjusted at 31 December 2006 to take account of its realisable value.

No information had been received from Group companies at 30 June 2007 as to the existence of any idle fixed assets or of any fully depreciated property, plant and equipment still in use and having a significant value.

There were no charges on property, plant and equipment at 30 June 2007 securing any of the Group's liabilities.

8. Goodwill – 42,123 thousand euros

Changes in "Goodwill" during the period were as follows:

Thousands of euros	
At 31/12/2006	**41,908**
Changes	
Exchange differences	(700)
Increases	961
Decreases	(46)
Total changes	**215**
At 30/06/2007	**42,123**

The decrease arising from exchange differences relates to the translation at the balance sheet date of the goodwill arising on the purchase of companies whose functional currency is different from the euro.
Included in the increase for the period is an amount of 950 thousand euros relating to the goodwill acquired on the purchase of Bulgari Parfum Iberia S.L. which became part of the Bulgari Group in February.

The decrease regards Opera SGR S.p.A. which left the consolidation scope in May 2007.

Goodwill is allocated in the following manner:

Thousands of euros **Cash generating unit**	**Goodwill**
Crova S.p.A.	13,540
Bulgari South Asian Operations Pte Ltd.	9,801
Daniel Roth et Gérald Genta Haute Horlogerie S.A	5,003
Bulgari Asia Pacific Ltd.	4,961
Bulgari Corporation of America Inc.(*)	4,558
Bulgari (Taiwan) Ltd.	1,046
Other companies	1,606
JWA division	**40,515**
Perfume division	**1,608**
At 30/06/2007	**42,123**

(*) Goodwill paid by Bulgari Corporation of America for the purchase of the store in Honolulu (Hawaii).

There were no indications of any losses in value at 30 June 2007 that would require an impairment test to be carried out earlier than planned; the test will therefore be performed at year end.

9. Other intangible assets – 57,148 thousand euros

The composition of other intangible assets and changes for the period are as follows:

Thousands of euros	Develop-ment costs	Industrial patents and intellectual property rights	Concessions, trade marks and licences	Assets under formation and payments on account	Expend. for taking over premises and other	Total
Year 2005						
Cost	8,168	46,247	2,779	7,475	26,524	91,193
Accumulated amortisation	(6,228)	(31,742)	(2,042)	-	(3,190)	(43,202)
Net book value at 31/12/2005	**1,940**	**14,505**	**737**	**7,475**	**23,334**	**47,991**
Changes in 2006						
Exchange rate fluctuations	(36)	(27)	(17)	-	(107)	(187)
Changes in scope of consolidation	-	1	1	-	-	2
Reclassifications	-	2,238	-	(7,368)	5,170	40
Purchases	1,712	8,726	471	3,293	666	14,868
Amortisation	(1,151)	(5,488)	(250)	-	(1,428)	(8,317)
Write-downs	-	-	-	-	-	-
Other changes	(79)	(2)				(81)
Total changes in 2006	**446**	**5,448**	**205**	**(4,075)**	**4,301**	**6,325**
Year 2006						
Cost	9,534	56,723	3,167	3,400	32,162	104,986
Accumulated amortisation	(7,148)	(36,770)	(2,225)	-	(4,527)	(50,670)
Net book value at 31/12/2006	**2,386**	**19,953**	**942**	**3,400**	**27,635**	**54,316**
Changes in the first half of 2007						
Exchange rate fluctuations	(61)	(18)	(23)	(8)	(109)	(219)
Changes in scope of consolidation	-	(2)	-	-	-	(2)
Reclassifications	-	892	-	(1,054)	162	-
Purchases	766	4,701	162	2,171	14	7,814
Amortisation	(621)	(3,214)	(144)	-	(782)	(4,761)
Write-downs	-	-	-	-	-	-
Total changes in the first half of 2007	**84**	**2,359**	**(5)**	**1,109**	**(715)**	**2,832**
First half of 2007						
Cost	10,026	61,953	3,235	4,509	32,167	111,890
Accumulated amortisation	(7,556)	(39,641)	(2,298)	-	(5,247)	(54,742)
Net book value at 30/06/07	**2,470**	**22,312**	**937**	**4,509**	**26,920**	**57,148**

The increases in "Development costs" mainly regard the new fragrances to be released onto the market and skin tests relating to perfumes (611 thousand euros).

The increases in "Industrial patents and intellectual property rights" may be principally attributed to the purchase of applications software licences for the management of various business activities carried out by Group companies and especially by the Parent Company Bulgari S.p.A. (4,483 thousand euros).

"Assets under formation and payments on account" consists mostly of additional investments made to develop applications software relating to procedures and programmes that were still at the implementation stage at 30 June 2007.

10. Investments in other companies

This item consists principally of available-for-sale investments in the closed investment funds Opera Partecipations S.c.a. and Opera Partecipations 2 S.c.a., in which Bulgari International Corporation N.V. holds respectively 11.72% and 7.30% of the total shares having dividend rights.
The expectations of recovery of the holdings in these funds, based on the sale of the investments previously held, confirm the reasonableness of their net carrying amounts.
This item also includes the residual amount of the investments in Opera SGR (12.5%) and Opera Management (11.45%), previously consolidated using the proportionate method, which have now left the consolidation scope as the result of the sale of 37.5% by Bulgari SpA and by Bulgari International Corporation N.V. in May 2007.

Thousands of euros	Opera Partecipations S.c.a.	Opera Partecipations 2 S.c.a.	Opera Sgr	Opera Management	**Total**
At 31/12/2006	**17,124**	**3,008**	**-**	-	**20,132**
Increases	-	-	138	13	**151**
Decreases	(5,675)	(2,710)	-	-	**(8,385)**
At 30/06/2007	**11,449**	**298**	**138**	**13**	**11,898**

11. Other current and non-current financial assets

Thousands of euros	**30/06/2007**	**31/12/2006**
Current financial assets		
Current financial receivables	7,145	6,384
	7,145	**6,384**
Non-current financial assets		
Guarantee deposits	16,409	16,281
Insurance funds	6,031	6,190
Other	6	6
Total Other non-current financial assets	22,446	22,477
Non-current financial receivables	1,340	929
	23,786	**23,406**

Financial receivables include the portion not eliminated on consolidation of loans of 1,913 thousand euros and 302 thousand euros made by Bulgari International Corporation N.V. to LB Diamonds & Jewelry Sarl and Cadrans Design S.A. respectively; both companies are held as to 50% and consolidated using the proportionate method. The loan to LB Diamonds & Jewelry Sarl amounts in currency to 2,500 thousand U.S. dollars, is repayable in September 2007 and bears interest at a floating rate of LIBOR + 1,125%, while that to Cadrans Design S.A. amounts in currency to 500 thousand Swiss francs and is repayable in December 2007.

The principal balance included in guarantee deposits is an amount of 10,534 thousand euros (11,186 thousand euros at 31 December 2006) paid as a deposit for the rental of premises in Tokyo by the subsidiary Bulgari Japan Ltd..

"Insurance funds" include a receivable recorded by Bulgari Japan Ltd. which has taken out life assurance and accident insurance policies for its employees. This receivable will be recovered in the event that there are no claims in connection with either of these two events before the end of the employee's labour contract.

Non-current financial receivables are all due from related parties and include an amount of 283 thousand euros representing the portion not eliminated on consolidation (of 35%) of long-term subordinated loans made to Bulgari Hotels and Resorts B.V. and an amount of 514 thousand euros relating to long-term subordinated loans made to Bulgari Hotels & Resorts Milano Srl, which are both consolidated using the proportionate method. These loans are repayable in April 2027 and interest is charged on a quarterly basis at a rate of EURIBOR +3%.
In addition, this item includes an amount of 900 thousand Swiss francs representing the portion not eliminated on consolidation (of 50%) of a long-term loan made by Bulgari Global Operations S.A. to Cadrans Design S.A. consolidated using the proportionate method. This loan is repayable in March 2017 and bears interest at 3.5%.

12. Deferred taxation

Details of deferred taxation are set out in the following table, with a description of the items which generate the main temporary differences:

(Thousands of euros)	At 31/12/2006	Increases	Decreases	Other changes	At 30/06/2007
Elimination of IC profits	15,490	934	(141)		16,283
Fixed assets	3,024	92	(50)	-	3,066
Other accruals	3,815	399	(455)	(346)	3,413
Deferred tax assets	**22,329**	**1,425**	**(646)**	**(346)**	**22,762**
Accelerated depreciation	(5,166)	(404)	-	-	(5,570)
Undistributed profits	(7,300)	-	613	-	(6,687)
Tax prov. for obsolete inventory	(6,042)	(688)		-	(6,730)
Tax clean-up	(535)	-	-	-	(535)
Employee benefit obligations	(890)	(220)	-	-	(1,110)
Tax provision for bad debts	(1,584)	-	668	-	(916)
Other accruals	(432)	(69)	91	267	(143)
Deferred tax liabilities	**(21,949)**	**(1,381)**	**1,372**	**267**	**(21,691)**
Total deferred tax assets	**380**	**44**	**726**	**(79)**	**1,071**

The decrease in deferred tax liabilities is mainly connected with revised assessments made of the undistributed profits of certain Group companies, as a result of which the distribution of these profits in the foreseeable future is currently no longer considered likely, and with the release to income of the provision for bad debts.

The column "Other changes" consists principally of the exchange effect arising from the translation of financial statements whose functional currency is different from the euro.

13. Inventory

Inventory is made up as follows:

Thousands of euros	30/06/2007			31/12/2006
	Gross stock value	Provision for obsolescence	Net balance	Net balance
Raw materials	80,882	-	80,882	55,988
Work in progress and semi-finished goods	155,977	12,750	143,227	123,395
Finished goods and packaging	409,194	23,191	386,003	349,551
	646,053	**35,941**	**610,112**	**528,934**

The net balance of 610,112 thousand euros represents a net increase of 81,178 thousand euros, or 15.35%, over that at 31 December 2006.
This increase may be attributed to the effect of building up stocks of raw materials and the creation of stocks of finished goods by the production and distribution companies of the Group for the launch of new products and the Autumn sales campaign.

14. Trade receivables

Trade receivables are made up as follows:

Thousands of euros	30/06/2007				31/12/2006
	Due within 12 months	Provision for bad debts	Provision for returns	Net balance at 31/12/2007	Net balance at 31/12/2006
Final customers and distributors	133,836	1,754	497	131,585	165,544
Franchisees	24,263	82	-	24,181	21,476
	158,099	1,836	497	155,766	187,020

An amount of 532 thousand euros of the provision for bad debts has been utilised in the period, while additions of approximately 380 thousand euros were made.
The charge for these additions is classified in the income statement as "Selling, general and administrative expenses".

The provision for returns consists of accruals made for future returns resulting from the sale to third parties and distributors of products that make up the Group's main business.

15. Other current and non-current assets

Thousands of euros	**30/06/2007**	**31/12/2006**
Other current assets:		
Other current tax credits	32,444	27,060
Prepaid expenses and accrued income	14,233	10,499
Advances to suppliers	2,897	1,532
Due from social security organisations	3,256	552
Other	7,176	6,281
Total other current assets	60,006	45,924
Other non-current assets:		
Other non-current tax credits	6,736	8,753
Other	769	88
Total other non-current assets	7,505	8,841

Other current assets

The increase in "Other current tax credits", all due within 12 months, is mostly due to credits for VAT, IRES corporate income tax and sales taxes.

"Prepayments and accrued income" is made up as follows:

Thousands of euros	**30/06/2007**	**31/12/2006**
Total accrued income	27	45
Insurance	1,880	906
Instalments for the rental of premises	8,888	6,905
Other prepaid expenses	3,438	2,643
Total prepaid expenses	14,206	10,454
	14,233	10,499

In more detail, "Other prepaid expenses" of 3,438 thousand euros (2,643 thousand euros at 31 December 2006), consist of advances of 1,850 thousand euros for promotion expenses (1,212 thousand euros at 31 December 2006), maintenance instalments of 747 thousand euros (427 thousand euros at 31 December 2006) and prepayments of utilities of 236 thousand euros (35 thousand euros at 31 December 2006).

"Advances to suppliers" of 2,897 thousand euros (1,532 thousand euros at 31 December 2006) consist mainly of advances for VAT of 1,097 thousand euros (428 thousand euros at 31 December 2006), to be paid to the customs authorities for imported goods, and advances for promotion expenses of 926 thousand euros (427 thousand euros at 31 December 2006).

"Other" current assets of 7,176 thousand euros (6,281 thousand euros at 31 December 2006), refer principally to a non-interest bearing loan, stated net of a provision for bad debts of 1,105 thousand euros, made to Bulgari South Asian Operations Pte Ltd. to fund the Bulgari brand stores in Beijing and Shanghai, initially managed by third parties.
The item also includes insurance receivables of 2,287 thousand euros.

Other non-current assets

"Other non-current assets" consist mainly of other tax credits of 6,736 thousand euros (8,753 thousand euros at 31 December 2006), due after more than 12 months, for VAT refunds requested by Bulgari S.p.A. (for 4,144 thousand euros) and Bulgari Gioielli S.p.A. (for 2,257 thousand euros), including the related accrued interest.
The decrease of 1,786 thousand euros is due to the receipt of VAT relating to 2000 for a which a refund had been requested

The increase in "Other" to 769 thousand euros (88 thousand euros at 31 December 2006) regards an amount of 685 thousand euros payable by third parties to Bulgari International Corporation (BIC) N.V. in connection with the sale of the shares of Opera Partecipations 2 ScA.

16. Cash and cash equivalents

Cash and cash equivalents, of which no amounts have any restriction on use, are made up as follows:

Thousands of euros	**30/06/2007**	**31/12/2006**
Bank deposits	28,399	37,502
Cash and cheques	1,812	2,332
Overdrafts	(188)	(42)
	30,023	39,792

The average rate of interest paid by banks at 30 June 2007 on short-term deposits and current accounts in which available funds are held in the various currencies was approximately 2.00 %.

"Bank deposits" include loans made by Bulgari Global Operations S.A. to ABN-Amro Bank of 1,310 Swiss francs repayable in July 2007 and bearing fixed-rate interest at 0.55%, of 372 thousand Swiss francs repayable in July 2007 and bearing fixed-rate interest at 2.00% and of 4,500 thousand Swiss francs repayable in July 2007 and bearing fixed-rate interest at 2.35%.

17. Shareholders' equity

Share capital

Share capital amounts to 20,996 thousand euros and is fully subscribed and paid up.

An increase in share capital was carried out in the period through the issue of 372,000 new ordinary shares, as the consequence of the exercising of options relating to the stock option plan reserved for certain employees with the resulting increase in capital.
As a consequence, share capital at 30 June 2007 consists of 299,946,060 shares each of par value 0.07 euros, fully subscribed and paid up.

A dividend of 0.29 euros per share was distributed in 2007.

Legal reserve

There has been no change in the legal reserve of 5,762 thousand euros during the period as it has already reached the maximum of one fifth of share capital as provided by article 2430 of the Italian civil code.

Share premium reserve

The share premium reserve at 30 June 2007 increased by 2,929 thousand euros over that at 31 December 2006.
This is the consequence of the increase in share capital to serve the stock option plans following the exercising of the stock options referred to above.

Translation reserve

The translation reserve represents the cumulative effect of all the exchange differences resulting from the difference between the balances obtained from the translation to euros at the historic exchange rate of items of the shareholders' equity of subsidiaries with a money of account other than the euro, being that at the date of their formation, and those obtained using the exchange rate ruling at the balance sheet date.

Hedging reserve

The hedging reserve consists of the effective portion of the accumulated net change in the fair value of financial instruments used to hedge cash flows.

Other reserves

The increase in other reserves is the consequence of the gain realised on the sale of treasury shares.

Stock option reserve

The stock option reserve represents the counterentry of the cost recognised in the income statement for adjustments to the fair value of the options granted to particular categories of employees and to the managing director.

18. Earnings per share

Basic earnings per share

The computation of basic earnings per share has been made by considering earnings attributable to ordinary shareholders of 58,354 thousand euros (44,363 thousand euros for the six months ended 30 June 2006) and a weighted average number of 299,760 thousand shares outstanding during the period, calculated in the following manner:

Thousands of shares	**30/06/2007**	**30/06/2006**
Ordinary shares at 1 January	299,574	298,114
Treasury shares at the end of the period	-	-
Issue of new shares	372	152
Ordinary shares at 30 June excluding treasury shares	299,946	298,266
Weighted average ordinary shares	**299,760**	**297,890**

Diluted earnings per share

The computation of diluted earnings per share has been made by considering earnings attributable to ordinary shareholders of 58,354 thousand euros (44,363 thousand euros for the six months ended 30 June 2006) and a weighted average number of 304,392 shares outstanding during the period, calculated in the following manner:

Thousands of shares	**30/06/2007**	**30/06/2006**
Weighted average ordinary shares	299,760	297,890
Dilutive effect of option rights	4,632	4,660
Weighted average ordinary shares (diluted)	**304,392**	**302,550**

19. Current and non-current financial payables

Information on the contractual terms of loans and funding made to the Group is as follows:

Thousands of euros	**30/06/2007**	**31/12/2006**
Current financial payables		
Financial payables to banks	156,275	54,055
Other current financial payables	2,699	2,717
	158,974	56,772
Non-current financial payables		
Financial payables to banks	31,545	34,156
Other non-current financial payables	2,803	3,031
	34,348	37,187

The following list provides details of "Current financial payables to banks" by individual company:

Thousands of euros	**Balance at 30/06/2007**	**Interest rate**
Bulgari S.p.A	98,863	4.24%
Bulgari Japan Ltd	21,785	0.86%
Bulgari Corporation of America Inc.	18,512	5.89%
Bulgari (Thailand) Ltd.	4,482	5.11%
Bulgari Korea Ltd.	4,007	5.78%
Prestige D'Or S.A.	3,081	3.06%
Bulgari (Taiwan) Ltd.	2,914	2.56%
LB Diamonds & Jewelry Sarl	1,251	6.60%
Bulgari Malaysia Sdn.	1,029	4.95%
Cadrans Design S.A.	321	3.06%
Bulgari Hotels and Resorts Japan Ltd.	30	0.85%
	156,275	

The loans to Bulgari S.p.A., which are repayable at various dates ranging from 2 to 4 months, were taken out mainly for the payment of dividends to shareholders. Interest is payable on these loans at an average rate of 4.24% and those repayable as of today have been renewed under the same conditions.

The loan to Bulgari Corporation of America Inc. expires on 20 December 2007 and bears interest at a variable rate linked to six months LIBOR, and is partially hedged at a fixed rate.

The loans to Prestige d'Or S.A., current and non-current, amounting in total to 4,319 thousand euros, relate in part to a mortgage secured on the company's property for 2,550 thousand Swiss francs.

Credit facilities granted to the Group amount to approximately 500 million euros at 30 June 2007, while those relating to forward hedging operations amount to approximately 1,100 million euros, of which facilities of approximately 480 million euros were in use at 30 June 2007. The nominal amount of credit facilities granted to Bulgari by banks in connection with operations in derivatives is equal to approximately 15% of the nominal value of the derivatives.

"Other current financial payables" consist principally of "Financial payables due within 12 months" of 2,153 thousand euros, which relates mainly to a loan of 1,851 thousand euros granted by LL International Holding B.V. to LB Diamonds Jewelry Sarl at a variable interest rate of LIBOR + 1.125%, and to payables of 546 thousand euros relating to agreements hedging currency risk, interest rate risk and commodity price risk.

The following table provides details of "Non-current financial payments due to banks" with a separate indication of the repayment date, the interest rate and the original balance in foreign currency:

Thousands of euros	**Balance at 30/06/2007**	**Repayment date**	**Interest rate**	**Amount in currency**
Bulgari Japan Ltd.	30,307	2009-2011	1.47%	5,050,000,000 Yen
Prestige D'Or S.A.	1,238	2008-2012	2.68%	2,050,000 Chf
	31,545			

"Other non-current financial payables" consist mostly of loans of 1,827 thousand euros granted by Luxury Hotels International B.V. to Bulgari Hotels and Resorts Milan S.r.l., due after more than five years and bearing interest at a floating rate of LIBOR + 3.00%.

20. Derivative financial instruments

The following table sets out the nominal value and fair value of outstanding derivatives at 30 June 2007, grouped by type and with a separation between current financial assets and current financial liabilities.

Thousands of euros	**Nominal value**		**Fair Value**		
	30/06/2007	**31/12/2006**	**30/06/2007**	**31/12/2006**	**Change**
Cash flow hedge derivatives					
- Foreign exchange	216,649	201,257	3,881	2,939	942
- Interest rate	7,405	7,593	92	175	(83)
Fair value hedge derivatives					

- Foreign exchange	213,003	186,333	647	271	376
Trading derivatives					
- Foreign exchange	5,311	3,153	31	3	28
CURRENT FINANCIAL ASSETS	**442,368**	**398,336**	**4,651**	**3,388**	**1,263**
Cash flow hedge derivatives					
- Commodities	43,451	35,243	(542)	(641)	99
CURRENT FINANCIAL LIABILITIES	**43,451**	**35,243**	**(542)**	**(641)**	**99**

Interest rate hedging

In order to limit its exposure to interest rate risk on debt, the Group ensures that a certain percentage of debt is taken out at fixed rates. This percentage is linked to its borrowing requirements, the average life of the debt and the reference market (country and currency). At 30 June 2007, the Group had one interest rate swap arrangement outstanding, expressed in US dollars, with respect to which it pays interest at a fixed rate of 3.4% and receives interest at a variable six-month LIBOR rate (increased by the margin payable on the underlying loan) as a partial hedge of the loan granted to Bulgari Corporation of America Inc. described previously.

Exchange rate hedging

The Group is exposed to the risk of fluctuations in the rates of exchange with its functional currency. Its principal exposure is towards the Japanese yen and the US dollar.

In order to reduce this risk, the net foreign currency exposure arising from trade receivables and payables and from the estimated net cash flows in foreign currencies from forecast sales and purchases for the following 12 months, as determined from the annual budget and quarterly revisions, is held to an acceptable level by entering into derivative contracts (principally forward contracts and residually option contracts) with terms not exceeding 12 months.

Determination of fair value

Derivative contracts are measured at market value (marked to market) by using quoted prices for those listed or by discounting future cash flows and comparing these to current market prices. The term market prices refers to official fixings (by central banks and associations of banks) or quotations made by brokers as published by providers of financial information. Fair value models also use these quotations as references.

Fair value - sensitivity analysis

In the event of a theoretical unfavourable change in all currencies of 10% in the spot exchange rate alone compared to the exchange rate of the transaction itself, the change in the fair value of outstanding derivative financial instruments at 30 June 2007 designated as cash flow hedges would lead to a loss of 10,102 thousand euros. The other way round, a favourable change of 10% would lead to a profit of 22,650 thousand euros.

In the event of a theoretical unfavourable change in the spot price, the change in the fair value of the transactions established to hedge gold requirements, designated as cash flow hedges, would lead to a loss

of 5,487 thousand euros. A theoretical favourable change in the price of gold compared to that in outstanding hedging transactions at 30 June 2007 would lead to a profit of 3,345 thousand euros.
This sensitivity analysis excludes outstanding derivatives at 30 June 2007 for which there are receivables and payables recognised in the financial statements. Any changes in the values of these balances arising from exchange rate trends would be equal and opposite to the changes in value of the derivatives designated as hedges, with a corresponding nil effect on the result.
Derivatives transactions entered into for treasury purposes, meaning the hedging of financial receivables and payables in foreign currency through fair value hedges, are also excluded from the fair value sensitivity analysis for the same reason.

21. Employee benefits

The average number of employees of companies included in the scope of consolidation, analysed by category, is as follows:

Average number of employees	**30/06/2007**	**30/06/2006**
Executives and managers	430	401
White-collar workers	2,334	2,015
Blue-collar workers	430	457
	3,194	2,873

The table excludes the average number of employees of companies consolidated using the proportionate method, who amount in total to 149.

The average is determined as the average of the spot number of employees for each month of the year.

Professionals classified in the category "Manager" in the non-Italian companies are included under "Executives and managers" (*Dirigenti e quadri*). In addition, following an improvement made in the way in which certain managers are classified, the figures shown above for 30 June 2006 have been revised from those originally published in the interim consolidated financial statements at that date.

Personnel costs

Personnel costs may be analysed as follows:

Thousands of euros	Note	Q2 2007	Q2 2006	HY1 2007	HY1 2006
Wages and salaries		33,974	34,386	67,757	66,878
Social charges		7,750	7,144	15,591	14,354
Salesmen's commissions		2,315	1,542	3,694	2,705
Charge for the employees' leaving Indemnity		24	468	467	928
Charges to other personnel provisions		312	200	505	358
Hiring and training		1,200	1,043	2,077	1,716
Other costs		2,594	2,363	5,239	4,681
		48,169	47,146	95,330	91,620
Salesmen's commissions		(2,315)	(1,542)	(3,694)	(2,705)
Transfer to cost of sales		(5,006)	(5,382)	(10,180)	(10,856)
	4	40,848	40,222	81,456	78,059

Employees' leaving indemnity and other personnel provisions

Thousands of euros	30/06/2007	31/12/2006
Employees' leaving indemnity net of advances	11,587	11,443
Other personnel provisions	3,818	3,703
	15,405	15,146

"Other personnel provisions" include amounts provided by Bulgari Japan Ltd. and Bulgari Korea Ltd., which are based on the length of service and an employee's salary or wage at the date of leaving the company.

The item "Employees' leaving indemnity net of advances" regards Italian employees. Italian Law no. 296 of 27 December 2006 and subsequent decrees and implementing regulations (the Pension Reform or *Riforma Previdenziale*) issued in the first part of 2007 introduced changes to the way in which the Italian employees' indemnity (the *Fondo Trattamento di Fine Rapporto* or *TFR*) is governed, leading to the following effects on the Group's consolidated financial statements:

- the TFR continues to be a defined benefit plan for amounts accrued up to 31 December 2006. Given the changes introduced by the reform, the component relating to expected future salary increases has been excluded from 1 January 2007 in calculating the present value of the obligation. The difference of 970 million euros arising on the recalculation of the TFR accrued up to 31 December 2006 in accordance with the new assumptions introduced by the Pension Reform (on the assumption of a curtailment) has been recognised in the income statement in full under the item 'personnel costs', as required by paragraph 109 of IAS 19;

- from 1 January 2007 the TFR is considered as a defined contribution plan and accordingly the amounts accruing from that date are recognised fully as a cost and presented as a payable under the item 'employees' leaving indemnity', net of any contributions already paid over.

The obligation due for the Italian employees' leaving indemnity net of advances made, amounting to 11,587 thousand euros, has the nature of a defined benefit obligation and has been determined on the basis of prevailing legislation, regulations and labour contracts and a valuation made by an independent actuary using the projected unit credit method.

Changes in this obligation during the period are as follows:

Thousands of euros	Note	HY 2007	HY 2006
Balance at 1 January		11,443	10,692
Cost charged to income		700	1,153
Payments made		(556)	(892)
Balance at 30 June		11,587	10,953

Changes during the period recognised in the income statement are as follows:

Thousands of euros	Note	HY 2007	HY 2006
Cost of services provided		467	928
Interest charge on discounting the employees' leaving indemnity	5	233	224
		700	1,153

The principal assumptions made in the actuarial estimate are as follows:

Annual discount rate	4.50%
Annual inflation rate	2.00%
Annual rate of increase in the cost of labour	3.00%

Share-based payments

The Group has stock option plans in place in favour of the managing director and certain categories of manager.
The options are granted at the average officially quoted price of the thirty days preceding the grant date. The vesting period is variable, ranging from two to four years. The options may be exercised within a period of five years and six months from the date that they have fully vested.

Considering the fact that all the plans have similar characteristics, the information provided below is presented in an aggregate manner.

The item "Other costs" includes costs of 1,194 thousand euros relating to all the stock options in place at 30 June 2007. This cost has been determined at a fair value ranging between 1.31 and 1.96 euros per share using the method described in "Significant accounting principles and policies".

The parameters used in the determination of this cost, namely the determination of the fair value of the options at the grant date, are as follows:

- Dividend yield: .... from 2.5% to 3.02%
- Stock price volatility: .... from 30% to 44%
- "Risk free" interest rate: .... from 2.6% to 3.95%
- Average expected option waiting period: ....3.16 years

Stock options relating to plans previously approved by shareholders were exercised in the first half of 2007 for a total number of 372,000 shares, with a consequent increase in share capital of approximately 26 thousand euros.

In compliance with the resolution passed by shareholders in a general meeting of 28 April 2005 and on the basis of a resolution of the Board of Directors taken in a meeting of 20 June 2007, 300,000 stock options were granted to the managing director on that latter date which may be exercised from July 2008 and a further 300,000 options which may be exercised from July 2009, all at a price of 11.66 euros.

In addition options were granted on the same date to certain members of management as follows: 147,000 options which may be exercised from July 2008, 147,000 options which may be exercised from July 2009, 574,500 options which may be exercised from July 2010 and 47,500 options which may be exercised from July 2011, all at a price of 11.66 euros.

Information relating to changes taking place in stock option plans during 2007 is set out in the following table:

Prices in euros	30 June 2007			30 June 2006		
	Number of options	Aver. exer. price	Mar. price (*)	Number of options	Aver. exer price	Mar. price (*)
(1) Rights at 1/1	7,276,950	7.54	10.40	7,683,810	7.32	9.43
(2) New rights assigned in the period	1,516,000	11.66	11.71	1,594,000	8.58-9.3	8.82-8.70
(3) (Rights exercised in the period)	(372,000)	7.94	11.23	(152,260)	5.18	9.50
(4) (Rights expired in the period)	(73,450)	10.46	11.23	(434,000)	11.19	9.50
(5) Rights at 30/6	8,347,500	8.25	11.91	8,691,550	7.39	8.87
(6) Of which: exercisable at 30/6	3,813,250	6.89		3,915,300	6.78	

NOTE: (5) = (1)+(2)+(3)+(4)

(*) Market price represents the annual average for the number of options at (3) and (4) and the exact number for (1), (2) and (5).

The following table provides an analysis of the exercise price band and residual life of the agreement, subdivided between the managing director and other employees:

Price band	**Residual life of the agreement**						
	< 2 years			> 2 years			
	M.D.	Others	**Total**	M.D.	Others	Total	**Total**
<=2.0	-	-	-	-	-	-	
> 2.0 <5.0	300,000	33,250	333,250	900,000	553,250	1,453,250	1,786,500
> 5.0	400,000	353,075	753,075	2,400,000	3,407,925	5,807,925	6,561,000
Total	700,000	386,325	**1,086,325**	3,300,000	3,961,175	**7,261,175**	**8,347,500**

Price band	Of which exercisable at 30/06/07		
	M.D.	Others	Total
<=2.0	-	-	-
> 2.0 < 5.0	1,200,000	389,000	1,589,000
> 5.0	1,300,000	924,250	2,224,250
Total	2,500,000	1,313,250	**3,813,250**

22. Provisions for risks and charges

Changes in this item for the period ended 30 June 2007 were as follows:

Thousands of euros	Tax provisions	Other provisions	Total
At 31 December 2006	3,453	3,378	6,831
Charge	103	1,124	1,227
Utilisation	(224)	(499)	(723)
Other changes	(40)	(376)	(416)
At 30 June 2007	3,292	3,627	6,919

"Tax provisions" consist mainly of the following items:
- 1,491 thousand euros mostly relating to a provision made by Bulgari Corporation of America Inc. for U.S. customs duties and sales tax;
- 1,100 thousand euros accrued in connection with tax assessments for direct taxes for fiscal years 2002, 2003 and 2004 for which a defence petition has been filed with the competent local authorities;
- 514 thousand euros regarding the Parent Company, accrued in connection with tax assessments based on adjustments made by the authorities to the 1988 and 1989 tax returns, for which separate appeals have been lodged; in particular, the disputes relating to 1988 and 1989 are pending before the Supreme Court (*Corte Suprema di Cassazione*).

The item "Other provisions" includes an accrual of 895 thousand euros relating mainly to the risk of incurring costs for contractual warranties given for products sold. The balance regards accruals for litigation.

Charges to provisions are classified in the income statement as "selling, general and administrative expenses".

23. Other current and non-current liabilities

Thousands of euros	30/06/2007	31/12/2006
Current liabilities:		
Due to personnel	18,494	18,088
Due to the public administration	10,487	7,942
Due to social security authorities	4,395	4,559
Due to shareholders	240	239
Other payables	5,857	5,305
Total other payables	39,473	36,133

Deferred income	472	26
Accrued expenses for loan interest	864	204
Other accrued expenses	5,364	5,139
Total accrued expenses and deferred income	6,700	5,369
Total other current liabilities	46,173	41,502
Non-current liabilities:		
Other non-current liabilities	403	554
Deposits	84	86
	487	640

Other current liabilities

The balance "Due to the public administration" mainly relates to VAT payables (6,700 thousand euros). The increase over the balance at 31 December 2006 is the result of new companies entering the consolidation scope.
"Other payables" of 5,857 thousand euros include a balance of 825 thousand euros in fees payable by Bulgari S.p.A. to the members of its Board of Directors. The increase is due to the amount payable by Bulgari España S.A. Unipersonal to Hevige Distribucion S.L.for the purchase of Bulgari Parfums Iberia S.L..

"Other accrued expenses" relate mainly to lease instalments.

Other non-current liabilities

"Other non-current liabilities" relate to the long-term portion of the liability incurred by Daniel Roth et Gérald Genta Haute Horlogerie S.A. for the purchase of part of the distribution operations previously carried out by companies outside the Group which bears implicit interest at 3.5% and which is payable in equal annual instalments until 2010.

24. Segment information

The Bulgari Group carries out its business principally through two distinct divisions, the JWA (Jewellery - Watches - Accessories) Division and the Perfumes Division. This distinction is driven by product, markets and differing strategies of distribution.
The strategic direction of the Group and its administration and control are managed by a central corporate structure which is for the most part to be found in the Parent Company Bulgari S.p.A..

The results of the Divisions also include royalty charges from the Parent Company for the use of the BVLGARI brand of which it is the owner. These charges are then eliminated in the line "Other activities and eliminations", as are all other transactions between the Divisions within the Group.

The line "Other activities and eliminations" additionally includes all the unallocated revenues and costs managed by the central corporate structure, the activities relating to the hotels, still of little significance overall, and all the advertising activities carried out with the media, including production, from which in general the BVLGARI brand is the overall beneficiary and from which consequently the whole of the Group's business has an advantage.

BULGARI GROUP

Net revenues by sector

(Millions of euro)	1st Half 2007	1st Half 2006	Change %
Jewellery	*206.5*	*179.7*	*+14.9%*
Watches	*132.4*	*128.2*	*+3.3%*
Accessories	*40.6*	*47.5*	*-14.6%*
Other	*3.6*	*3.4*	*+11.1%*
JWA Division	383.1	358 8	+6.8%
Perfume Division	92.3	78.8	+17.2%
Other activities and eliminat.	12.4	10 2	+20.6%
Total net revenues	487.8	447.6	+8.9%

Operating profit by sector

(Millions of euro)	1st Half 2007	1st Half 2006	Change %
JWA Division	58.1	66 1	-12.1%
Perfume Division	11.8	2.6	+350.7%
Other activities and eliminat.	(8 2)	(16 0)	-48 6%
Total operating profit	61.7	52.7	+17.0%

The operating profit of the JWA (Jewellery - Watches - Accessories) Division fell by 12.1% over the first half of 2006, principally as a consequence of the increased royalties paid to the Parent Company for the use of the trademark and the increase in costs for structural investments made to sustain the business. Depreciation and amortisation for the period amounted to 14.2 million euros (12.9 million euros in the first half of 2006).

The operating profit of the Perfumes Division rose sharply by 350.7% over the first half of 2006, confirming the success of the investments made during the period and the decision to combine certain particularly strategic markets. Depreciation and amortisation for the Perfumes Division for the period amounted to 1.6 million euros (1.6 million euros for the first half of 2006).

Revenues by geographical area are presented in the Report of the Directors on the Group's Performance to which reference should be made.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

	JWA DIVISION		PERFUME DIVISION		Net allocated and elim.		TOTAL GROUP	
(Millions of euros)	30 Jun 07	31 Dec 06	30 Jun 07	31 Dec 06	30 Jun 07	31 Dec 06	30 Jun 07	31 Dec 06
Net trade receivables	124 2	144 0	49.1	62 9	(17.5)	(19 9)	155.8	187.0
Other receivables	49 5	47.5	4 1	4 5	6 4	(6 1)	60 0	45.9
Inventory	533 4	456.4	67.7	63 9	9 0	8 6	610 1	528.9
Trade payables	(151.0)	(150 2)	(48 7)	(50 6)	39.6	41 1	(160.1)	(159.7)
Other payables	(46 4)	(46.1)	(10 3)	(9 4)	2.3	4 3	(54 4)	(51 2)
Total net working capital	509.7	451.6	61.9	71.3	39.8	28.0	611.4	550.9
Property, plant and equipments and intangible assets	141.4	135.0	10.3	9.5	65.9	65.2	217.6	209.7
Investments and other financial assets					34.3	42.6	34.3	42.6
Other long-term assets (liabilities)	0.4	(0.4)	(0.3)	(0.2)	(14.3)	(12.7)	(14.2)	(13.3)
INVESTED CAPITAL	631.5	586.2	71.9	80.6	125.7	123.1	849.1	789.9
Shareholders' equity							694.3	743.0
Short-term indebtedness							121 8	10 6
Long-term indebtedness							33 0	36.3
Total indebtedness							154.8	46.9
COVER							849.1	789.9

25. Significant related party transactions

Disclosures of related party transactions as required by the Consob Communication of 28 July 2006 and their weight as a percentage of the total consolidated figures are provided below.

Financial and commercial operations

Transactions and balances between Bulgari S.p.A. and other Group companies having a financial and commercial nature have been eliminated in the preparation of the consolidated financial statements and are not disclosed in this note.

Thousands of euros	Payables			
	Bulgari S.p.A.	Subsidiaries	Joint ventures	**Total**
Receivables				
Bulgari S.p.A.	-	121,450	2,626	**124,076**
Subsidiaries	73,760	843,500	5,829	**923,089**
Joint ventures	17	1,180	-	**1,197**
Total	**73,777**	**966,130**	**8,455**	**1,048,362**

	Costs			
	Bulgari S.p.A.	Subsidiaries	Joint ventures	**Total**
Revenues				
Bulgari S.p.A.	-	39,951	248	**40,199**
Subsidiaries	12,543	432,658	122	**445,323**
Joint ventures	2	7,357	-	**7,359**
Total	**12,545**	**479,966**	**370**	**492,881**

The portion of transactions and balances of a financial and commercial nature not eliminated in the consolidation process is as follows:

Thousands of euros

	Total consolidated	Related parties	%
Non-current financial receivables	1,340	1,340	100
Trade receivables	155,766	134	0.08
Other current assets	27,562	62	0.23
Current financial assets	7,145	2,215	31.00
Trade payables	160,062	542	0.34
Other current liabilities	46,173	6	-

Thousands of euros

	Total consolidated	Related parties	%
Gross sales	515,272	34	-
Royalties	7,694	47	0.61
Operating costs, net	249,766	26	0.01
Interest income	2,272	103	4.53

Fees for directors and statutory auditors

	30/06/2007	
	Directors	Statutory auditors
Bulgari S.p.A.	1,971	40
Other Group companies	336	49
	2,307	89

26. Guarantees, commitments and risks

Thousands of euros	30/06/2007	31/12/2006
Commitments	311,746	302,916
Guarantees given	15,000	15,759
Sureties received from third parties	37,386	40,238
	364,132	358,913

"Commitments" refer to lease instalments for BVLGARI brand stores which are not yet due and which are payable to the lessors over the residual term of the lease agreement.

"Guarantees given" refer to sureties given on behalf of and in the interest of Group companies in favour of lessors as security for rental agreements.

"Sureties received from third parties" refer principally to sureties received from banks by Bulgari S.p.A. for 13,496 thousand euros in favour of the tax authorities in respect of VAT tax credits for which reimbursement has been requested by Bulgari S.p.A., and for 8,500 thousand euros in favour of the customs authorities for the temporary importation of products. In addition, the item includes a guarantee of 2,670 thousand euros granted in favour of Bulgari Hotels and Resorts Milano S.r.l. to cover 65% of the costs incurred for the purchase of furniture and fittings, in general to be used in the Milan hotel.

The Group is party to civil and administrative proceedings and to legal actions in connection with carrying out its normal activities. On the basis of information currently available, and taking into account the provisions recognised, the likelihood that these proceedings and actions will cause further losses which are significant in respect of these interim consolidated financial statements is considered to be remote.

27. Net financial position

Pursuant to Consob Communication no. 6064293 of 28 July 2006 and in accordance with the CESR Recommendation of 10 February 2005 "*Recommendations for the consistent application of the European Commission's Regulation on Prospectuses*", the net financial position of the Group at 31 June 2007 is as follows.

Thousands of euros	**30/06/2007**	**31/12/2006**
Cash and cheques	1,812	2,332
Bank deposits	28,211	37,460
Total cash and bank balances	**30,023**	**39,792**
Current financial receivables	**7,145**	**6,384**
Current bank payables	(154,954)	(52,656)
Current portion of non-current payables	(1,321)	(1,399)
Other current financial payables	(2,699)	(2,717)
Current financial payables	**(158,974)**	**(56,772)**
Net current financial indebtedness	**(121,806)**	**(10,596)**
Non-current financial receivables	**1,340**	**929**
Non-current bank payables	(31,545)	(34,156)
Other non-current payables	(2,803)	(3,031)
Non-current financial payables	**(34,348)**	**(37,187)**
Net non-current financial indebtedness	**(33,008)**	**(36,258)**
NET FINANCIAL INDEBTEDNESS	**(154,814)**	**(46,854)**

28. List of companies included in the consolidation scope

List of companies consolidated on a line-by-line basis

Company	% holding 30/06/2007	% holding 31/12/2006	Currency	Share capital	Head office	Business
Bulgari Gioielli S.p.A.	100,00	100,00	Euro	2,580,000	Rome	Jewellery production
Bulgari Italia S.p.A.	100,00	100,00	Euro	12,000,000	Rome	Retail sales
Bulgari International Corporation (BIC) N.V.	100,00	100,00	Euro	18,301,200	Amsterdam	Sub-holding
Bulgari Corporation of America Inc.	100,00	100,00	Us$	24,350,000	New York	Sales to retailers and perfume distribution
Bulgari S.A.	100,00	100,00	Swfr	600,000	Geneva	Retail sales
Bulgari Time (Switzerland) S.A.	100,00	100,00	Swfr	1,000,000	Neuchatel	Production of watches and accessories
Bulgari Jewels S.A.	100,00	100,00	Swfr	5,000,000	Neuchatel	Jewellery production
Bulgari France S.A.S.	100,00	100,00	Euro	225,000	Paris	Retail sales
Bulgari Montecarlo S.A.M.	100,00	100,00	Euro	800,000	Montecarlo	Retail sales
Bulgari (Deutschland) GmbH	100,00	100,00	Euro	2,556,459	Munich	Retail sales
Bulgari Japan Ltd	80.00	80.00	Yen	400,000,000	Tokyo	Retail sales
Bulgari Espana S.A. Unipersonal	100,00	100,00	Euro	5,418,344	Madrid	Retail sales
Bulgari Parfums S.A.	100,00	100,00	Swfr	1,000,000	Neuchatel	Perfume production
Bulgari Parfums Italia S.p.A.	100,00	100,00	Euro	1,020,000	Rome	Perfume distribution
Bulgari Portugal Acessorios de Luxo Lda	100	100.00	Euro	92,873	Madeira	Sub-holding
Bulgari South Asian Operations Pte Ltd	100.00	100.00	Sg$	6,000,000	Singapore	Retail sales
Bulgari (UK) Ltd.	100.00	100.00	Lgs	28,100,000	London	Retail sales
Bulgari Belgium S.A.	100.00	100.00	Euro	1,000,000	Bruxelles	Retail sales
Bulgari Australia Pty. Ltd	100.00	100.00	Aud	8,200,000	Sydney	Retail sales
Bulgari (Malaysia) Sdn Bhd	100.00	100.00	Rm	3,334,000	Kuala Lumpur	Retail sales
Bulgari Global Operations S.A.	100.00	100.00	SwFr	1,000,000	Neuchatel	Logistical support
Bulgari Operational Services ApS (1)	100.00	100.00	DKK	500,000	Copenhagen	Services
Daniel Roth et Gérald Genta Haute Horlogerie S.A.	100.00	100.00	SwFr	7,100,000	Geneva	Production of watches
Bulgari Asia Pacific Ltd.	100.00	100.00	HK$	1,000,000	Hong Kong	Retail sales
Bulgari (Taiwan) Ltd.	100.00	100.00	Twd	260,000,000	Taipei	Retail sales
Bulgari Korea Ltd.	100.00	51.00	Kwon	4,500,000,000	Seoul	Retail sales
Bulgari Collection Internationale S.A.	100.00	100.00	Swfr	3,000,000	Neuchatel	Production of high jewellery
Bulgari (Luxembourg) S.A. (1)	100.00	100.00	Euro	100,000	Luxembourg	Holding company for the *Bvlgari Hotels and Resorts* project
Bulgari Saint Barth S.a.S.	100.00	100.00	Euro	700,000	Saint Barthelemy	Retail sales
Bulgari Retail USA S.r.l.	100.00	100.00	Euro	50,000	Rome	Retail sales and wholesale
Crova S.p.A.	100.00	100.00	Euro	2,700,000	Valenza (Alessandria)	Jewellery production
Bulgari Parfums Deutschland Gmbh	100.00	100.00	Euro	25,000	Wiesbaden	Perfume distribution
Prestige d'Or S.A.	51.00	51.00	Swfr	100,000	Saignelégier	Production of watches accessories
Bulgari Accessori S.r.l.	100.00	100.00	Euro	50,000	Bagno a Ripoli (Fi)	Production of leather accessories
Bulgari Reinsurance Company Ltd	100.00	100.00	Euro	635,000	Dublin	Insurance company
Bulgari Austria GmbH	100.00	100.00	Euro	17,500	Vienna	Retail sales
Bulgari Holding (Thailand) Ltd. (2)	100.00	100.00	Bat	100,000	Bangkok	Sub-holding
Bulgari (Thailand) Ltd	99.50	99.50	Bat	4,000,000	Bangkok	Retail sales
Bulgari Commercial (Shangai) Co. Ltd	100.00	100.00	Us$	11,500,000	Shanghai	Retail sales
Bulgary Holding Europe B.V.	100.00	100.00	Euro	18,000	Amsterdam	Sub-holding
Bulgari Hotels and Resorts Japan Ltd	100.00	100.00	Yen	37,500,000	Tokyo	Company involved in the *Bvlgari Hotels and Resorts* project
Bulgari Parfums Iberia S.L.	100.00	-	Euro	2,817,214	Barcelona	Perfume distribution
Bulgari Panama Inc.	100.00	-	Us$	10,000	Panama City	Retail sales

List of companies consolidated on a proportionate basis

Company	% holding 31/12/2006	% holding 31/12/2005	Currency	Share capital	Head office	Business
LB Diamonds & Jewelry Sarl	50.00	50.00	Swfr	1,250,000	Neuchatel	Jewellery production
Opera Management S.A.	-	50.00	Euro	120,000	Lussemburgo	Management of equity interests
Opera Sgr S.p.A	-	50.00	Euro	1,100,000	Milano	Management of equity interests
Bulgari Hotels & Resorts B.V. (3)	65.00	65.00	Euro	18,000	Amsterdam	Company in joint venture with the *Marriott* Group
Bulgari Hotels and Resorts Milano S.r.l. (4)	65.00	65.00	Euro	100,000	Roma	Company involved in the *Bvlgari Hotels and Resorts* project
Cedrans Design S.A.	50.00	50.00	Swfr	100,000	La Chaux de Fonds	Jewellery production

(1) Company being wound up in 2005
(2) Company fully consolidated due to the ownership of 100% of class A shares equal to 49,000 Bat
(3) Company owned through Bulgari (Luxembourg) S.A..
(4) Company owned indirectly through Bulgari Hotels & Resorts B.V. al 61.75% (95% * 65%, holding of Bulgari Hotels & Resorts B.V. in Bulgari Hotels and Resorts Milano S.r.l.)
and directly through Bulgari S.p.A. as at 3.25%

List of companies entering the consolidation during the year ended 31 June 2007 compared with the year ended 31 December 2006

Companies entering the consolidation	Head office	Business
Bulgari Parfums Iberia S.L.	Amsterdam	Perfume distribution
Bulgari Panama Inc	Tokyo	Retail sales

Companies leaving the consolidation	Head office	Business
Opera Management S.A.	Lussemburgo	Company in joint venture with the *Marriott* Group
Opera Sgr S.p.A.	Milano	Company involved in the *Bulgari Hotels and Resorts* project

29. Disclosures for companies consolidated on a proportionate basis

The total amounts of the current assets and liabilities, non-current assets and liabilities, and revenues and costs of companies consolidated using the proportionate method are set out in the following table.

*(Millions of euros)**	LB Diamonds & Jewelry Sarl.	Cadrans Design S.A.	Bulgari Hotels & Resorts B.V.	Bulgari Hotels & Resorts Milano S.r.l.
% held	50%	50%	65%	65%
Local currency	chf	chf	euros	euros
Current assets	31.6	2.8	-	7.3
Non-current assets	-	3.9	7.1	2.8
Current liabilities	17.0	3.5	0.3	6.1
Non-current liabilities	-	2.9	2.3	3.1
Revenues	12.7	3.2	-	10.0
Costs	12.7	2.9	0.1	9.4

* Amounts are stated at 100%.

30. Significant non-recurring transactions

The Group has not been a party to any significant non-recurring transactions during the first half of 2007 as they are defined in the Consob Communication of 28 July 2006.

31. Abnormal and unusual transactions

The Group has not been a party to any abnormal and/or unusual transactions during the first half of 2007 as they are defined in the Consob Communication of 28 July 2006.

ANNEX I

Bulgari S.p.A.
Income statement for the six months ended 30 June 2007

	30/06/2007	of which versus related parties:	30/06/2006	of which versus related parties:
Royalties	38,855,542	31,388,029	29,071,381	23,478,461
Revenues for supply of services	1,440,437	1,440,437	874,131	874,131
Total royalties and supply of services revenues	40,295,979		29,945,512	
Other revenues	4,150,162	3,787,571	3,762,483	3,400,699
Total revenues	**44,446,141**		**33,707,995**	
Personnel costs	13,795,933		12,383,839	
Services costs	13,387,361	3,280,323	11,336,343	3,022,461
Advertising and promotion expenses	8,966,536	5,521,214	7,583,937	3,485,521
Amortization, depreciation, write-down and other accruals	3,754,137		2,949,392	
Other operating costs	1,405,547		2,018,816	
Total costs of production	**41,309,514**		**36,272,327**	
Operating profit	**3,136,627**		**(2,564,332)**	
Dividends	9,060,000	9,060,000	30,000,000	30,000,000
Other financial income	1,887,160	1,785,869	1,815,206	1,746,997
Financial charges and interest s	1,683,942	718,684	826,873	82,561
Exchange rate gains (losses)	(1,991)		195,576	
Total financial gain (losses)	**9,261,227**		**31,183,909**	
Revaluation (impairment) of financial activities	1,263		1,371	
Net result before taxes	**12,399,117**		**28,620,948**	
Current and deferred taxes	2,510,026		10,704,105	
Net result of period	**9,889,091**		**17,916,843**	

Bulgari S.p.A.
Balances sheets at 30 June 2007 and 31 December 2006

ASSETS	30 06 2007	*of which versus related parties*	31/12/2006	*of which versus related parties*
Property, plant and equipment	3,823,466		4,434,406	
Intangible assets	25,466,057		21,949,901	
- Investments	*196,585,506*	196,448,006	*191,251,442*	191,251,442
- Other non-current financial assets	*42,650*		*20,515*	
Investments and other non current financial activities	196,628,156		191,271,957	
Deferred tax assets	85,007		243,257	
Other non-current assets	4,144,258		5,898,690	
Non-current financial receivables	2,276,073		2,208,578	
NON-CURRENT ASSETS	**232,423,017**		**226,006,789**	
NON-CURRENT ASSETS HELD FOR SALE	-		-	
Inventory	8,796,063		8,412,485	
Trade receivables	46,275,671	41,090,597	51,051,033	45,762,894
- Financial receivables	*65,439,825*	65,438,825	*65,393,797*	65,393,797
- Other financial assets	-		-	
Total financial assets	65,439,825		65,393,797	
- Tax receivables	*11,973,806*		*8,159,069*	
- Other current assets	*19,863,034*	15,312,345	*17,996,198*	16,657,724
Total other current assets	31,836,840		26,155,267	
Cash and cash equivalent	2,249,584		3,626,933	
CURRENT ASSETS	**154,597,983**		**154,639,515**	
TOTAL ASSETS	**387,021,000**		**380,646,304**	

Bulgari S.p A.
Balance sheet at 30 june 2007 and 31 december 2006

(amounts in euro)

LIABILITIES AND SHAREHOLDERS' EQUITY	30 06 2007	di cui verso Parti correlate	31/12/2006	di cui verso Parti correlate
Shareholders' equity				
- Share capital	20,996,224		20,970,184	
- Reserves	141,466,626		137,695,570	
- Retained earnings (losses)	9,997,780		17,020,733	
- Income (loss) for the period	9,889,091		79,853,524	
TOTAL SHAREHOLDERS' EQUITY	**182,349,721**		**255,540,011**	
Employees' leaving entitlement and other personnel provisions	5,206,711		4,010,847	
Provisions for risks and charges	1,000,309		968,112	
Deferred tax liabilities	4,601,205		4,164,568	
Other non-current liabilities	-		-	
Non-current financial payables to banks	-		-	
Other non-current financial payables	-		-	
NON-CURRENT LIABILITIES	**10,808,225**		**9,143,527**	
NON-CURRENT LIABILITIES HELD FOR SALE	-			
Trade payables	23,595,086	12,602,015	28,749,882	15,803,729
Current financial payables	152,111,073	53,243,515	68,736,106	66,645,361
- Advances	*114*		*114*	
- Current tax payables	*1,460,067*		*277,976*	
- Other current liabilities	*16,696,714*	7,966,550	*18,198,688*	10,513,988
Total other current liabilities	18,156,895		18,476,778	
CURRENT LIABILITIES	**193,863,054**		**115,962,766**	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**387,021,000**		**380,646,304**	

BVLGARI

Bulgari Group: excellent results in the first half 2007

- **Turnover: 488 million Euro (+15% at comparable exchange rates, +9% at current exchange rates)**
- **Gross margin: 311 million Euro (+9%)**
- **Operating profit: 62 million Euro (+17%)**
- **Net profit: 58 million Euro (+32%)**

Rome, September 13th 2007 – The Board of Directors of Bulgari S.p.A. approved today the consolidated financial statements for the Bulgari Group as of 30th June 2007 which highlight a turnover of 487.8 million Euro increased by 14.8% at comparable exchange rates (+8.9% at current exchange rates) in comparison to the same period of last year.
Operating profit and **net profit** increased by 17.0% and 31.5% respectively in comparison to the same period of 2006.

Revenues by product category and geographical area
All the variations reported below are expressed at comparable exchange rates unless noted otherwise.
The period January – June 2007 ended with outstanding sales results for the Group. The jewellery segment, core business of the Company, showed a significant growth (+20.8%), as well as watches (+10.2%), also thanks to the success of the new *Assioma D* model for women presented at the Basel Fair, and perfumes (+21.6%), whose performance is particularly brilliant considering the absence of relevant product launches in this first part of the year. Accessories registered a decrease (-8.2%) due both to the weakness of the Japanese market, where a very important part of the business for this product category is concentrated, and to the anticipation at the end of 2006 of the Spring-Summer 2007 collection deliveries. As far as geographical areas are concerned, the robust sales performance was very satisfying in the United States (+26.6%), in Europe (+10.9%), where the performance in Italy was particularly remarkable (+15.7%) and in Asia, excluding Japan, (+55.0%). Japan continued to post a weak performance (-9.0%), showing however a sales performance in the directly owned stores much better than in the third party distributors. Middle East/Other, finally, registered a 7.8% growth at current exchange rates despite the high comparison base (+21.3% in the first half 2006 at current exchange rates).

Profit & Loss highlights
Gross margin went from 286.5 million Euro in the first half 2006 to 311.5 million Euro in the first half 2007 increasing by 8.7% and remaining substantially stable in terms of percentage ratio on turnover (63.9% in 2007 compared to 64.0% in 2006). This result is remarkably positive considering the unfavourable currency trend and the rise in prices of raw materials - gold in particular - and it has been achieved thanks both to the selling price increases introduced at the beginning of the year and to the successful actions aiming to reach higher production and distribution efficiencies. The sales channel mix had a positive impact on the margin, since the directly owned stores posted an above-the-average turnover increase. Perfumes division had a positive impact on the margin as well, thanks to the enlargement of the direct distribution in an increasing number of markets. Operating costs, excluding advertising and promotional expenses, went from 180.5 million Euro in the first half 2006 to 194.4 million Euro in the first half 2007 (+7.7%). This increase must be essentially attributed to the important investments to strengthen and enlarge the network of the directly owned stores in all the main geographical areas and the direct distribution in the most important markets for the perfumes division. Advertising and promotional expenses rose to 55.3 million

BVLGARI

Euro (+3.9% compared to 53.2 million Euro in the first half 2006) and were 11.3% of turnover compared to 11.9% in the first half 2006.
Operating profit was 61.7 million Euro (+17.0% compared to 52.7 million Euro in the same period of 2006) moving, in terms of impact on net revenues, from 11.8% in the first half 2006 to 12.6% in the first half 2007.
Net profit, finally, includes the positive results of hedging transactions and reached the absolute value of 58.4 million Euro (+31.5% compared to 44.4 million Euro posted last year) with a 12.0% percentage ratio on turnover (9.9% in 2006).

Balance Sheet highlights
Financial net debt of the Group as of 30.06.2007 was 154.8 million Euro compared to 115.5 million Euro as of 30.06.2006 and to 46.9 million Euro as of 31.12.2006. The increase of the debt in the first six months of 2007, compared to the end of 2006, was due to: the May dividend distribution of 86.9 million Euro, the advance purchase of precious raw materials to seize interesting opportunities, and to the physiological stock increase in anticipation of the second part of the year when sales historically reach the highest levels. Inventory, in fact, increased by 15.3% corresponding to 81.2 million Euro compared to December 2006 (from 528.9 million Euro to 610.1 million Euro). Compared to June 2006, inventory registered a 60 million Euro increase (+10.9%), of which almost the half is attributed to the already mentioned purchase of precious stones and other raw materials.
In the first six months of the year investments in tangible and intangible assets were 31.5 million Euro, and registered an increase compared to 25.6 million Euro in the same period of last year in line with the expected higher investments for the whole year.

As of June 30th 2007 the total number of Bulgari Group stores was 232 of which 136 were directly owned stores.

The Board of Directors also approved the financial statements of the parent company attached to the consolidated financial statements which highlighted a net profit of 9.9 million Euro (17.9 million Euro in the first half 2006), including dividends from subsidiary companies for 9.1 million Euro. The parent company's total revenues in the first half 2007, consisting almost entirely of royalties incomes from the Bulgari brand, amounted to 39.8 million Euro, with a 33% increase compared to 29.9 million Euro of last year.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: *"I am very satisfied with the excellent results of the first half of the year and with the positive sales trend registered in the months of July and August which – together with the investments the Company is making all over the world - make me confident in a brilliant second part of the year. Therefore I think that – in absence of extraordinary events and in presence of a good sales performance in the year-end holiday season - in 2007 it is reasonable to expect for Bulgari a double-digit growth for revenues at comparable exchange rates and net profits in the higher portion of the range already given as a guidance to the market."*

Bulgari is one of the global players on the luxury market. In 2006 the Group posted a turnover of 1,010.4 million Euro. With a market capitalization of about 3,013 million Euro (as of 12.09.2007), Bulgari relies on a stores network in the most exclusive shopping areas in the world and on selected distributors.
Bulgari has a product portfolio that ranges from jewels and watches to accessories and perfumes. The Group is controlled by the Bulgari family, holding about 52.0% of the share capital. The remaining 48.0% is floating on the Milan Stock Exchange.

BVLGARI

BULGARI GROUP – PROFIT&LOSS FIRST HALF

EUR M.	H1 2007	H1 2006	DELTA H1 07/H1 06
REVENUES	487.8	447.8	8.9%
EBIT	61.7	52.7	17.0%
EBIT ON SALE	*12.6%*	*11.8%*	-
NET PROFIT	58.4	44.4	31.5%
NET PROFIT ON SALE	*12.0%*	*9.9%*	-

BULGARI GROUP – PROFIT&LOSS 2 QUARTER

EUR M.	Q2 2007	Q2 2006	DELTA Q2 07/Q2 06
REVENUES	262.6	243.9	7.7%
EBIT	35.4	30.9	14.6%
EBIT ON SALE	*13.5%*	*12.7%*	
NET PROFIT	34.4	26.2	31.5%
NET PROFIT ON SALE	*13.1%*	*10.7%*	

BULGARI GROUP – REVENUES BY PRODUCT CATEGORY- H1 2007

	H1 2007		H1 07/ H1 06		H1 06/ H1 05	
REVENUES BY PRODUCT CATEGORY	EUR M.	% ON REVENUES	% REPORTED	% COMP. FX	% REPORTED	% COMP. FX
Jewels	206.5	42.3%	14.9%	20.8%	9.9%	9.9%
Watches	132.4	27.2%	3.3%	10.2%	18.5%	17.9%
Accessories	40.6	8.3%	-14.6%	-8.2%	31.2%	32.3%
Other (incl. FR royalties)	3.6	0.8%	11.1%	-	14.7%	-
JWA Division	**383.1**	**78.6%**	6.8%	13.0%	15.4%	15.2%
PARFUM Division	**92.3**	**18.9%**	17.2%	21.6%	11.8%	11.9%
OTHER	**12.4**	**2.5%**	20.6%	-	30.7%	-
TOTALE	**487.8**	**100%**	**8.9%**	**14.8%**	**15.1%**	**15.0%**

BULGARI GROUP – REVENUES BY GEO AREA – H1 2007

	H1 2007		H1 07/ H1 06		H1 06/ H1 05	
REVENUES BY GEOGRAPHICAL AREA	EUR M.	% ON REVENUES	% REPORTED	% COMP. FX	% REPORTED	% COMP. FX
EUROPE	**181.9**	**37.3%**	10.9%	-	16.2%	-
Of which Italy	64.1	13.2%	15.7%	-	7.4%	-
AMERICAS	**82.9**	**17.0%**	18.8%	26.6%	14.0%	10.6%
ASIA	**193.3**	**39.6%**	3.7%	13.3%	13.6%	14.4%
Of which Japan	101.0	20.7%	-18.4%	-9.0%	26.7%	30.9%
Of which rest of Asia	92.3	18.9%	47.1%	55.0%	-5.6%	-8.3%
MIDDLE EAST/OTHER	**29.7**	**6.1%**	7.8%	-	21.3%	-
TOTAL	**487.8**	**100.0%**	8.9%	14.8%	15.1%	15.0%

Source: Bulgari S.p.A. – Not audited preliminary results.

BVLGARI

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://ir.bulgari.com

BVLGARI

Bulgari S.p.A.

Sinthetic Statement of Income
as of June 30, 2007 and June 30, 2006

(in thousands of Euros)

	30/06/2007	30/06/2006
Value of production		
- Revenues from sales and services	40.296	29.946
- Other incomes and revenues	4.150	3.762
Total value of production	**44.446**	**33.708**
Costs of production		
Personnel costs	13.796	12.384
Services costs	13.387	11.336
Advertising and promotion expenses	8.967	7.584
Amortization and depreciation	3.754	2.949
Other operating costs	1.406	2.019
Total costs of production	**41.310**	**36.272**
Operating profit	**3.137**	**(2.564)**
Financial income	10.947	31.815
Financial charges and interests	1.684	827
Foreign exchange gains (losses)	(2)	196
Total financial gains (losses)	**9.261**	**31.184**
Other non operating expenses	1	1
Net result before taxes	**12.399**	**28.621**
Current and deferred taxes	2.510	10.704
Net result for the period	**9.889**	**17.917**

BULGARI FILE NUMBER: 82-34836

BVLGARI

Bulgari S.p.A.

Sinthetic Balance Sheet
as of June 30, 2007 and December 31, 2006

(in thousands of Euros)

ASSETS	30/06/2007	31/12/2006
Property, plant and equipment	3.823	4.434
Intangible assets	25.466	21.950
Financial investments	196.628	191.272
Total fixed assets	225.917	217.656
Other non current assets	6.506	8.351
NON CURRENT ASSETS	**232.423**	**226.007**
Non current assets held for sale	-	-
Inventory	8.796	8.412
Trade receivables	46.276	51.051
Financial assets	65.440	65.394
Other current assets	31.837	26.155
Cash and bank balances	2.249	3.627
CURRENT ASSETS	**154.598**	**154.639**
TOTAL ASSETS	**387.021**	**380.646**

SHAREHOLDERS' EQUITY AND LIABILITIES	30/06/2007	31/12/2006
Share capital	20.996	20.970
Other reserves	151.465	154.716
Net income (loss) for the period	9.889	79.854
TOTAL SHAREHOLDERS' EQUITY	**182.350**	**255.540**
Reserve for employee termination indemnity	5.207	4.011
Reserve for risks and charges	1.000	968
Other non current liabilities	4.601	4.164
Non current financial bank debts	-	-
NON CURRENT LIABILITIES	**10.808**	**9.143**
Non current liabilities held for sale	-	-
Trade payables	23.595	28.750
Current financial debts	152.111	68.736
Other current liabilities	18.157	18.477
CURRENT LIABILITIES	**193.863**	**115.963**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUI	**387.021**	**380.646**

END